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06017335

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hopewell Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

FILE NO. 82- 01547

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT : 10/2/06



HOPEWELL
Holdings Limited
Annual Report 2006
合和實業有限公司二零零六年年報

STOCK CODE 股份代號：54

6-20-06 82-01547
AR/S

RECEIVED
2006 OCT -3
OFFICE OF INTERNATIONAL
CORPORATE

rejuvenation
新開始

growth
增長



GROUP BUSINESS OVERVIEW

1 Guangzhou-Shenzhen Superhighway
A 122.8 km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the Guangzhou East-South-West Ring Road.

2 Guangzhou East-South-West Ring Road
A 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road.

3 Phases I, II & III of the Western Delta Route
Phase I is a completed 14.7 km closed system asphalt-paved dual three lane expressway linking Guangzhou to Shunde. Phase II, under construction, will run from Shunde to Zhongshan and Phase III, under planning, will run from Zhongshan to Zhuhai.

4 Hopewell New Town
A composite development in Huadu, Guangzhou with residential, logistic and commercial developments on approximately 797,000 sq.m. near the Guangzhou Baiyun International Airport.

5 Panda Hotel & Panda Place
A 1,000-room hotel in Tsuen Wan area, which is one of the largest hotels in Hong Kong, with its operation managed by a subsidiary of the Group. The second, ground and 3 basement floors of the hotel have been revamped into a modern and stylish shopping mall, named Panda Place.

6 Hong Kong-Zhuhai-Macau Bridge (Under planning)
A proposed Y-shaped 29 km bridge linking Hong Kong's western Lantau Island to the cities of Macau and Zhuhai on mainland China being pursued by the Group.

7 Nova City
A multi-phase joint venture development of residential, commercial, carparks and social amenities on Taipa Island in Macau.

8 Hopewell Centre
A 66-storey office / commercial building in Wanchai, which is the Group's flagship building and a Hong Kong landmark.

9 Hongkong International Trade and Exhibition Centre
A modern and unique 14-storey complex in Kowloon Bay, of about 162,000 sq.m., with self-contained convention and exhibition area, showroom offices, restaurants and other related business facilities. Part of which is being revamped into a major entertainment and destination shopping complex.

10 Development projects at:
(1) 196-206 Queen's Road East, Wanchai
(2) 214-224 Queen's Road East, Wanchai
(3) 12 Broadwood Road, Happy Valley
The first site of about 464 sq.m. will be developed into a commerical building (perspective). The second site of about 1,082 sq.m. will be developed into a residential and commercial building. The third site of about 2,116 sq.m. will be developed into a residential building.


1


2




5


6



4

Guangzhou

2

Foshan

3

Shunde

Dongguan

1

Zhongshan

Shenzhen

Hong Kong

5

9

8 10

Zhuhai

6

Macau

7

Hopewell Holdings Limited (stock code: 54), listed on the Stock Exchange of Hong Kong since 1972, is one of Hong Kong's premier companies with diverse business interests spreading across Property Investment and Development, Hotels and Hospitality, and Highway Infrastructure. The first two businesses are operated directly under Hopewell Holdings Limited while its 73% owned subsidiary, Hopewell Highway Infrastructure Limited (stock code: 737), also listed on the Stock Exchange of Hong Kong since 2003, holds its PRC-based transportation infrastructure interests. The Group, with strong expertise in investment, development and engineering of major projects, focuses on Hong Kong and the Pearl River Delta, and is founded on visionary strategic initiatives.



About the cover: *In revamping its existing investment property portfolio and undertaking new developments with energy and vitality, Hopewell Holdings is entering a new and exciting era of achievement, growth and rejuvenation.*

Turnover (HK$m)



2,500
2,000
1,500
1,000
500
1,938
1,285
653
2,295
1,617
678
2,722
1,791
931
2004
2005
2006

Group's Attributable Share of Turnover of jointly controlled entities
Group Turnover

Profit Attributable to Shareholders (HK$m)



2,500
2,000
1,500
1,000
500
1,618
1,907
2,250
2004
2005
2006

Earnings before Interest and Tax (HK$m)



1,500
1,250
1,000
750
500
1,013
252
761
1,177
272
905
1,521
438
1,083
2004
2005
2006

Other EBIT
Infrastructure EBIT

Net Asset Value vs Market Value Per Share (HK$)



20
16
12
8
4
16.0
15.7
19.95
17.2
21.9
19.2
2004
2005
2006

Net Asset Value Per Share
Market Value Per Share

Group EBIT vs Interest



30x
25x
20x
15x
10x
5x
5x
16.7x
33.8x
2004
2005
2006

Group EBIT vs Interest

Return on Equity*



12%
10%
8%
6%
4%
10.2%
10.7%
11.1%
2004
2005
2006

Return on Equity

* *Based on net profit before property revaluation gain and attributable deferred tax*

Consolidated Results

(in HK$ million)	*2002*	*2003*	*2004 (restated)*	*2005 (restated)*	***2006***
			Year ended 30th June		
Turnover	1,132	799	653	678	**931**
Profit from ordinary activities before taxation	363	833	1,955	2,318	**2,670**
Taxation	(18)	(122)	(26)	(74)	**(68)**
Profit before minority interests	345	711	1,929	2,244	**2,602**
Minority interests	(10)	(99)	(311)	(337)	**(352)**
Profit attributable to shareholders	**335**	**612**	**1,618**	**1,907**	**2,250**

Consolidated Balance Sheet

(in HK$ million)	*2002*	*2003*	*2004 (restated)*	*2005 (restated)*	***2006***
			As at 30th June		
Investment properties	5,986	5,655	5,563	6,116	**6,537**
Property, plant and equipment	1,119	1,493	462	441	**459**
Prepaid land lease payment	–	–	640	791	**973**
Properties for or under development	833	1,018	189	201	**232**
Interests in jointly controlled entities	8,135	8,207	6,122	6,526	**6,950**
Long-term loans and receivables	–	–	2,199	1,216	**1,039**
Defeasance/pledged deposits	1,833	1,681	95	94	**–**
Other non-current assets	1,181	575	747	33	**310**
Current assets	4,038	1,241	4,873	4,233	**4,884**
Total assets	**23,125**	**19,870**	**20,890**	**19,651**	**21,384**
Non-current liabilities	(4,436)	(3,921)	(1,699)	(811)	**(743)**
Current liabilities	(4,914)	(2,171)	(2,673)	(905)	**(545)**
Total liabilities	**(9,350)**	**(6,092)**	**(4,372)**	**(1,716)**	**(1,288)**
Minority interests	(21)	(125)	(2,419)	(2,469)	**(2,862)**
Shareholders' equity	**13,754**	**13,653**	**14,099**	**15,466**	**17,234**

Per Share Basis

	2002	*2003*	*2004 (restated)*	*2005 (restated)*	***2006***
Basic earnings per share (HK cents)	38	70	183	213	**250**
Dividend per share (HK cents)	43#	25	70#	80#	**84**
Net asset value per share (HK$)	15.7	15.6	16.0	17.2	**19.2**

(# Special dividend HK30 cents included)

Financial Ratios

	2002	*2003*	*2004 (restated)*	*2005 (restated)*	***2006***
Net debt to equity	21%	14%	N/A	N/A	**N/A**
Net debt to total capitalization	14%	11%	N/A	N/A	**N/A**
Return on equity	2.4%	4.5%	10.2%	10.7%	**11.1%**



- *Satisfactory growth in core business*
- *Exciting prospects for property projects*
- *Develop existing land bank to unlock value of the Group*
- *Strong, solid financial health*
- *Poised to grow with the Pearl River Delta economy*

I am delighted to report to shareholders that the Group had another excellent year with net profit attributable to shareholders of HK$2,250 million for the financial year ended 30th June, 2006, an increase of 18% over the HK$1,907 million of last year. Basic earnings per share was HK$2.50, an increase of 17% over the HK$2.13 of last year.

Dividends

The Board of Directors has proposed a final dividend of HK48 cents per share which, together with the interim dividend of HK36 cents per share, will result in total dividends for the year of HK84 cents per share, up 5% from last year's HK80 cents. The dividend payment for this year represents a 39% payout of net profits (before effect of property revaluation gain). Subject to approval of the shareholders at the forthcoming annual general meeting to be held on 19th October, 2006, the proposed final dividend will be paid on or about 20th October, 2006 to shareholders as registered at the close of business on 19th October, 2006.

Close of Register

The Register of Members of the Company will be closed from Monday, 16th October, 2006 to Thursday, 19th October, 2006, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 13th October, 2006.

Business Review

The Hong Kong economy is strong and has continued to improve over the past year. The close economic cooperation between Hong Kong and the PRC, including the Closer Economic Partnership Arrangements, is functioning well. The PRC economy, particularly the Pearl River Delta, still enjoys strong growth notwithstanding the macro economic adjustment measures. The Macau economy is booming and the global economy remains robust. Interest rates in the US seemed to have peaked and the liquidity in the market remains abundant. All of our businesses have benefited from the favorable and vibrant business environment in the past year. The three core businesses of the Group, namely, Infrastructure, Property and Hospitality all recorded good results for the financial year.

The Group's infrastructure business continued to deliver steady growth. During the year, to cope with the increasing traffic demand, we have spent much efforts and resources on improving the traffic management of the expressways in operation. In addition, construction of Phase II of the Western Delta Route has commenced in December 2005 and preparation for Phase III is also well under way with the conditional agreement therefor signed in September 2005. Positive developments relating to the Hong Kong-Zhuhai-Macau Bridge continue to be reported in the media, Hopewell Highway Infrastructure Limited, the Group's listed subsidiary, believes that it is well positioned to play an important role in the project once it proceeds.

On the property side, it has been an exciting year. In Macau, for our Nova City project (of which the Group has a 50% interest), the occupation permit for Phase I has been obtained and construction of Phase II is well under way. Almost all the residential units of Nova City Phase I have been pre-sold. The pre-sale of Nova City Phase II units recently launched also received good response, which demonstrates the strength of the Macau property market. In the PRC, sales of the first phase of our Hopewell New

Town project in Huadu, Guangzhou was also launched in the latter part of 2005 with over 60% now sold. We will develop this project in phases. In Hong Kong, the Group's property rental business has recorded healthy growth with Hopewell Centre achieved an average occupancy rate of 97%. The acquisition of the entire 12 Broadwood Road site in Happy Valley for development as rental property of the Group was completed in July 2006 and demolition work has commenced. The present plan is for construction of the 12 Broadwood Road site to be completed in the fourth quarter of 2009. Construction of the two commercial/residential projects at Queen's Road East in Wanchai, also as rental property of the Group, has commenced with completion currently planned to be in the third quarter of 2007 and the fourth quarter of 2008 respectively. In addition, to enhance the value of our existing rental property portfolio, the revamp of Panda Place under our Panda Hotel was completed while the revamp of the Hongkong International Trade and Exhibition Centre into a major entertainment and destination shopping complex in Kowloon Bay has commenced in July 2006.

The Group's hospitality business also continued to achieve improvement. The average occupancy rate of Panda Hotel hit a record high of 87% since its opening in 1992. For the Mega Tower Hotel project, we are making all efforts to expedite the said project and to prepare for the appeal of the Town Planning Board decision, hearing of which has been fixed to be in January 2007.

The Group has been disposing of its non-core assets with the aim of streamlining the group structure to align with corporate objective. In November 2005, a sale and purchase agreement was entered to dispose of the Group's interests in Hopewell (Thailand) Limited, a wholly-owned subsidiary which undertook the Bangkok Elevated Road and Train System project. During the year, we have received all the remaining instalments of the sale proceeds of the Shunde Roads project and in August 2006, we also received the last remaining outstanding receivable for the Tanjung Jati B Power Plant project in Indonesia. For the year, an aggregate exceptional gain of approximately HK$806 million is recognized for the Group.

On the financial side, to further strengthen our platform for future growth, in October 2005, Hopewell Highway Infrastructure Limited has entered into a HK$3.6 billion five-year syndicated loan facility agreement with 15 international and local banks and in June 2006, the Group has entered into a HK$5.35 billion five-year syndicated revolving loan facility agreement with 17 international and local banks. Total unutilized banking facility available to the Group is in excess of HK$14 billion. In addition, the Group has net cash of HK$3.65 billion as at the balance sheet date. This strong financial position enables us to capture any good opportunities in future.

Prospects

Looking ahead, I believe that Hong Kong and Macau will continue to benefit from the robust growth of the PRC economy. The Group will continue to focus on its infrastructure and property businesses. Planning works and studies of the new infrastructure projects are proceeding well. The Group currently plans to continue the development of the remaining parts of Nova City in Macau and Hopewell New Town in Huadu in phases according to market demand. Moreover, the Group is also working on a plan to increase the gross floor area of investment property portfolio from 3.6 million square feet in financial year 2006 to over 6 million square feet in financial year 2012. Together with the new property rental projects in Hong Kong, which, upon completion, will increase the Group's recurrent revenue base, the property business is expected to be an important growth driver in addition to the Group's infrastructure operations. With more than HK$17 billion of cash and available banking facilities, the Group is on a very solid foundation for its future development.

Acknowledgement

The success of the Company is built upon the continuous support and contributions made by our shareholders, customers, suppliers and business partners for whom I am most grateful. I also appreciate the efforts made by our talented and dedicated staff as well as the leadership of my fellow directors which have contributed to the strong performance of the Group last year.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 30th August, 2006

EXECUTIVE DIRECTORS



Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 70, he is the Chairman of the Board of the Company. He is also the Chairman of Hopewell Highway Infrastructure Limited ("HHI"), the listed subsidiary of the Company, a director of various members of the Group and an independent non-executive director of i-Cable Communications Limited.

He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Group, he was the Managing Director from 1972 to December 2001 before he became the Chairman. He was responsible for the Group's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong and the PRC. He is husband of Lady Ivy Sau Ping KWOK WU JP, a Non-Executive Director of the Company and father of Mr. Thomas Jefferson WU, Deputy Managing Director of the Company.

He is very active in civic activities, his civic duties include:

In Hong Kong

Member	Hong Kong Logistics Development Council
Vice President	Hong Kong Real Estate Developers Association
Member	The Greater Pearl River Delta Business Council
Patron	Hong Kong Logistic Association

In the PRC

Deputy Director	Chinese People's Political Consultative Conference - Overseas Chinese Affairs Committee
Director	United Nations Association of China

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	*Year of Award*
• Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
• Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
• Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
• Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
• Industry All-Star by Independent Energy, USA	1996
• International CEO of the Year by George Washington University, USA	1996
• Among "the Best Entrepreneurs" by Business Week	1994
• Man of the Year by the International Road Federation, USA	1994
• Business Man of the Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, HK	1991
• Chevalier de l'Ordre de la Couronne by the King of Belgium	1985



Mr. Eddie Ping Chang HO

Aged 73, he has been the Managing Director of the Company since January 2002, the Vice Chairman of the Company since August 2003 and is responsible for the overall management of the Group. He is the Chairman of the Remuneration Committees of both the Company and Hopewell Highway Infrastructure Limited ("HHI"), Vice Chairman of HHI and a director of various members of the Group. He was previously the Deputy Managing Director since the Company was listed on the Stock Exchange in 1972. He has extensive experience in building and development projects in Hong Kong and has involved in developing all of the Group projects in the PRC, including highway, hotel and power station projects. He is a Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC. He is father of Mr. Eddie Wing Chuen HO Junior, an Executive Director of the Company.



Mr. Josiah Chin Lai KWOK

Aged 54, he was appointed Deputy Managing Director of the Company in January 2002 and is also a director of various members of the Group. He is a solicitor. Previously, he worked as a consultant to the Group on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Director of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas Peregrine Group.



Mr. Thomas Jefferson WU

Aged 33, an Executive Director of the Company since June 2001 and the Chief Operating Officer since January 2002, he was appointed Deputy Managing Director of the Company in August 2003. He is also the Managing Director of HHI and a director of various members of the Group. Mr. WU joined the Group in 1999 as manager of Executive Committee Office, and was promoted to Group Controller in March 2000. He has been involving in the review of the Group's operational performance, strategic planning and organizational effectiveness and has upgraded the financial and management accounting systems of the Group. He holds a Master of Business Administration degree from Stanford University and a Bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He also acts as the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Chairman of Hong Kong Amateur Hockey Club and Vice Chairman of The Chamber of Hong Kong Listed Companies. He is a also member of the Huadu District Committee of The Chinese People's Political Consultative Conference. He is a son of Sir Gordon Ying Sheung WU, Chairman of the Board and Lady Ivy Sau Ping KWOK WU JP, a Non-Executive Director of the Company.



Mr. Robert Van Jin NIEN

Aged 59 and an Executive Director of the Company since 1980, he is responsible for corporate affairs, administration, property and leasing management of the Group. He is also a director of various members of the Group. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.



Mr. Albert Kam Yin YEUNG

Aged 55, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various members of the Group. Prior to joining the Group, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Group's development and construction projects. He holds a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person, and a member of The Hong Kong Institute of Architects and various professional bodies.



Mr. David Yau-gay LUI

Aged 61, he was appointed as an Executive Director of the Company in 1997 and is currently a director of certain member of the Group. He was previously a director of Hopewell (Thailand) Limited and has been involved in the Group's Bangkok Elevated Road and Train System project in Thailand since 1990. He was the Founding Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong.



Mr. Andy Lee Ming CHEUNG

Aged 40, he was appointed as an Executive Director of the Company in July 2003 and is also a director of various members of the Group. He joined the Group in 1997. He is involved in the Group's financial activities and development and control of the Group's investment projects. He holds a Bachelor degree in Business Administration from Boston University and a Master of Business Administration degree from McMaster University. He is a Certified Public Accountant of the State of Illinois in the United States. He has considerable experience in the areas of business development, finance and audit.



Mr. Eddie Wing Chuen HO Junior

Aged 37, he was appointed as an Executive Director of the Company in August 2003. He joined the Group in 1994 and held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Group's Hongkong International Trade and Exhibition Centre in Kowloon Bay. He holds a Bachelor of Arts degree from California State University in the United States. He is a son of Mr. Eddie Ping Chang HO, the Vice Chairman and Managing Director of the Company.



Mr. Barry Chung Tat MOK

Aged 48, he was appointed an Executive Director of both the Company and Hopewell Highway Infrastructure Limited on 15th August, 2005. He has a Bachelor Degree in Economics/Accounting from the University of Reading, United Kingdom. He has extensive knowledge in corporate finance and project finance. He was previously the Chief Executive of BOCI Capital Limited.

NON-EXECUTIVE DIRECTORS

Mr. Henry Hin Moh LEE

Aged 78, he has been with the Group since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Group. He was actively engaged in the property business in Hong Kong. He is a Honorary Citizen of the city of Foshan and the Shunde district in the PRC.

Lady Ivy Sau Ping KWOK WU JP

Aged 57 and a Non-Executive Director of the Company, she joined the board in August 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She is the wife of Sir Gordon Ying Sheung WU, Chairman of the Board and mother of Mr. Thomas Jefferson WU, Deputy Managing Director of the Company.

Mr. Carmelo Ka Sze LEE

Aged 46, he was appointed as an Independent Non-Executive Director of the Company in March 2001 and was re-designated as a Non-Executive Director on 6th September, 2004. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practicing solicitor and a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Group and received normal remuneration for such services.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Guy Man Guy WU
Aged 49 and an Independent Non-Executive Director of the Company, he joined the board in 1987. He is also a member of the Audit Committee of the Company. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Ms. Linda Lai Chuen LOKE
Aged 68 and an Independent Non-Executive Director of the Company, she joined the board in August 1991 and is also a member of both the Audit Committee and Remuneration Committee of the Company. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lee Yick NAM
Aged 59, he was appointed as an Independent Non-Executive Director of the Company on 6th September, 2004 and is also an Independent Non-Executive Director of Hopewell Highway Infrastructure Limited ("HHI"). He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHI. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was appointed as a member of the Hong Kong Deposit Protection Board on 1st July, 2004 and Chairman of its Investment Committee since July 2006.












25 F - 44 F
16/F & 17M/F-18/F-24/F





The Group's investment portfolio of rental properties includes:

EXISTING RENTAL PROPERTIES IN OPERATION

Property	Location	Use	Approximate Gross Floor Area (square feet)
Hopewell Centre	Wanchai, Hong Kong Island	Commercial and retail	840,000
HITEC	Kowloon Bay, Kowloon	Conference, exhibition and commercial	1,739,000
Panda Place	Tsuen Wan, New Territories	Retail	219,000
Allway Gardens Shopping Arcade	Tsuen Wan, New Territories	Retail	223,000

RENTAL PROPERTIES UNDER DEVELOPMENT

Property	Location	Use	Approximate Gross Floor Area Under Present Planning (square feet)
196-206 Queen's Road East	Wanchai, Hong Kong Island	Commercial	77,000
214-224 Queen's Road East	Wanchai, Hong Kong Island	Residential and commercial	96,500
12 Broadwood Road	Happy Valley, Hong Kong Island	Residential	113,900

For the year ended 30th June, 2006, turnover of the property rental business rose 14% to HK$331 million, representing about 35% of the Group's turnover. EBIT increased by 13% to HK$188 million. During the year, to improve the quality of our rental assets, renovation and improvement work were carried out in phases on certain existing rental properties.


Hong Kong Rental Property EBIT (HK$m)
200
150
100
50
169
166
188
27
43
99
22
50
94
22
44
122
2004 2005 2006
Hopewell Centre HITEC Others
Hopewell Centre and HITEC Average Occupancy (%)
100
75
50
25
62%
91%
60%
89%
60%
97%
2004 2005 2006
Hopewell Centre HITEC

1-5 LED lighting on Hopewell Centre's exterior wall
6 Hopewell Centre renovated lobby
7 Proposed new look of HITEC
8 Mixed office and entertainment complex at 196-206 Queen's Road East



*Hopewell Centre, **Wanchai***

Hopewell Centre remains the flagship of the Group's properties. Major renovation works, which include complete facelift and modernization of all common areas and building facilities, were completed during the year. With strong market demand and upgrading of the building, the average occupancy rate improved from 89% of last year to 97% and rental rates for new letting have also increased. We believe the Hopewell Centre will in the long run benefit from revitalization of the South Wanchai area spearheaded by the on-going urban renewal program of the Urban Renewal Authority.

*Hongkong International Trade and Exhibition Centre, **Kowloon Bay***

The overall performance of the Group's Hongkong International Trade and Exhibition Centre ("HITEC"), a commercial complex located at the hub of Kowloon Bay, was satisfactory. The average occupancy of HITEC stood steadily at about 60% notwithstanding a major renovation program of a substantial portion of the complex was under way. Turnover from convention and exhibition, as compared to the last financial year, increased about 20% to HK$33 million.


Hongkong International
Trade & Exhibition Centre
國際展貿中心

To optimize the usage of this complex now permissible under the modified land lease conditions, HITEC is undergoing a major revamp program whereby approximately 900,000 square feet of the centre will be re-designated and converted into a major entertainment and destination shopping complex. Part of the revamp includes a multi-purpose hall with a seating capacity of approximately 3,500. To complement the new facilities, the existing restaurant facilities in HITEC will also be renovated and modern style restaurants will be introduced. The upgrading works started in July 2006 and according to current plan, they will be completed by phases and the revamped complex is scheduled to open in the second half of 2007.

In addition, we believe that in the long run, HITEC will benefit from the redevelopment plan of the old Kai Tak Airport and the Kowloon Bay area under consultations with the public.



*Panda Place, shopping mall of Panda Hotel, **Tsuen Wan***

Panda Place is located on the second, ground and three basement floors of the Group's Panda Hotel. The renovation work to convert it into a modern and trendy shopping mall was completed in late 2005. Panda Place was successfully launched with 80% occupancy rate achieved. Creative promotional campaigns are on-going. The Group is committed to promote Panda Place to be a popular shopping spot of Tsuen Wan targeting at the middle and upper markets of the more affluent local families and hotel guests.



Commercial Development, 196-206 Queen's Road East, ***Wanchai***

The Group is now developing this site which is opposite to Hopewell Centre into a mixed office and entertainment complex with part thereof let out for food and beverage and entertainment operations. The current planned total investment will be about HK$150 million. The foundation work was completed in early 2006 and the construction is presently planned to be completed in the third quarter of 2007. The Group's current intention is to hold this property for long term purpose and to add to its investment portfolio of rental properties.



Residential and Commercial Tower, 214-224 Queen's Road East, ***Wanchai***

The Group is now developing this site which is opposite to Hopewell Centre into a residential and commercial tower. The current planned total investment will be about HK$280 million. The foundation work is in progress and the construction is presently planned to be completed in the fourth quarter of 2008. The Group's current intention is to hold this property for long term purpose and to add to its investment portfolio of rental properties.



Residential Development, 12 Broadwood Road, ***Happy Valley***

The Group has completed the acquisition of the entire 12 Broadwood Road site in July 2006. The current intention of the Group is to redevelop the site, with a site area of approximately 22,700 square feet, into a 47-floor first class residential property with total gross floor area of approximately 113,900 square feet. Under current planning, the total investment will be about HK$500 million. Demolition work has commenced in August 2006. The present plan is for construction to be completed in the fourth quarter of 2009. Upon completion, this property will add to the existing investment portfolio of rental properties of the Group and thereby strengthen the Group's recurring revenue base.

Hing Wai Centre, ***Aberdeen***

In line with the Group's strategy to focus on high quality residential and commercial properties, the Group has during the year disposed of its interest in the Hing Wai Centre which consists of three floors and various car parking spaces.


悅來酒店









Hotel and Catering

Turnover of the hospitality business for the year under review rose 14% to HK$377 million mainly due to the continued good performance of Panda Hotel and the improved performance of the restaurant and catering services. EBIT increased from HK$49 million to HK$73 million, up 49% as compared with last year.



Hospitality
EBIT (HK$m)
80
60
40
20
31
28
49
39
10
73
50
23
2004
2005
2006
Panda Hotel
Others
Panda Hotel
Average Occupancy (%)
80
60
40
20
80%
85%
87%
2004
2005
2006

1 *Panda Hotel in Tsuen Wan*
2 *R66 restaurant at Hopewell Centre*
3 *High quality service offered to the Group's hospitality customers*
4 *The new YinYue restaurant at Panda Hotel*
5 *Executive Lounge at Panda Hotel*

Panda Hotel, Tsuen Wan

For the year under review, average room occupancy was 87%, the highest since the opening of the hotel in 1992. Average room rate also rose by 9% compared with last year. Total revenue was HK$194 million representing an increase of 11% compared with the previous year. While the key contributors to the room revenue were tourists from Mainland China, Japan and Korea, guests from other segments such as corporate, long-staying and local residents also provided Panda Hotel with a steady flow of income after the completion of renovation to some of our guest floors, Business Centre, Executive Floor, restaurants and function rooms last year.



A new Chinese restaurant, YinYue, which replaced the Yuet Loy Heen was opened with good response. To further promote business, banquet marketing schemes with attractive promotion packages for corporate clients, social events and outside catering were put in place.

IT Catering

Banqueting business at HITEC performed satisfactorily last year. The catering outlets of IT Catering at HITEC will be repositioned as part of the HITEC revamp plan in the coming year.

Bayern Gourmet Food ("BGF")

The business performance of BGF, which is a manufacturer and supplier of sausages, meats and fish products, improved significantly as Hong Kong's economy continued to improve and spending at restaurants continued to rise. On the retail side, promotion counters were set up in supermarkets to increase public awareness of the brands and products of BGF. Overall, BGF enjoyed a prosperous year with 24% increase in revenue and a 79% increase in EBIT.



Revolving 66 ("R66") Restaurant

The R66 Restaurant at Hopewell Centre continues to be a popular venue amongst tourists and local residents as the only revolving restaurant now remaining in Hong Kong. A number of joint promotions with local banks, clubs, airlines, Hong Kong Tourism Board increased the profile of the restaurant both locally and internationally. Other promotional offers were launched during the year to attract more patrons. As a result of the promotion efforts, revenue from R66 Restaurant rose by 11% during the year.



Mega Tower Hotel, **Wanchai**

To strengthen its hotel portfolio, the Group is committed to pursue its plan to develop the proposed 2,000-room Mega Tower Hotel at the adjacent site to the west of Hopewell Centre. According to preliminary assessment at present, the total investment of the project will be about HK$4.5 billion. The Group has lodged a notice of appeal to the Town Planning Board in May 2005 for its rejection of the Group's planning application. A hearing date for the appeal has been scheduled in January 2007. The Group is also reviewing other alternatives in realizing the project.







Property Development



The Group's property development business comprises of its 50% interest in Nova City, Taipa Island, Macau and its 95% interest in Hopewell New Town in Huadu, Guangzhou, PRC.

1	2	5
	3	
	4	

1-4 Completed Nova City Phase I, Macau
5 Hopewell New Town Phase 1A, Huadu

Nova City, ***Taipa Island, Macau***

Nova Taipa Gardens, in which the Group has a 50% interest, is a multi-phased joint venture property development of residential, commercial, carparks and social amenities on Taipa Island in Macau.



During the year, the joint venture company has disposed of 101 units and 41 car parking spaces in Phase 1 of the project previously held for rental purpose.

Construction of Phase I of Nova City, with about 1,100,000 square feet in gross floor area and a planned total investment cost at present of about HK$680 million, was completed and occupation permit has been obtained. About 98% of the units were pre-sold and arrangements are in place for those sales to be completed.

Construction of Nova City Phase II, with about 864,000 square feet in gross floor area and a planned total investment cost at present of about HK$620 million, is well under way and completion is planned to be first quarter of 2007. The pre-sale of Nova City Phase II units was launched in May 2006 and was well received by the market. About a quarter of the units has been pre-sold.

Construction contract for Nova City Phase III, with about 864,000 square feet in gross floor area and a planned total investment cost at present of about HK$710 million, was awarded in August 2006 and construction would soon commence.

The balance of the project will be developed by phases and is under planning. This includes Nova City Phase IV, which according to present plan, will have about 693,000 square feet in gross floor area for residential purpose.

With the continuous strong economic growth and coming completion of the new hotels and casinos as a result of the liberalization of the casino sector, the Group is optimistic about the Macau property market and its sustainability.



Hopewell New Town, ***Huadu, Guangzhou***

The Group owns a 95% interest in Hopewell New Town, a composite development project in Huadu, Guangzhou. Huadu is one of the fastest growing regions in Guangzhou with the new Baiyun International Airport and the car manufacturing industry as the prime drivers. The project is planned to be developed in phases comprising of residential units, commercial space and a logistics complex. As it is just approximately 2 km from the Guangzhou Baiyun International Airport, it is ideally located to capture the robust demand for residential, commercial and logistics developments generated by the new airport.

Phase 1A of Hopewell New Town, with a total gross floor area of approximately 1,170,000 square feet and planned total investment cost at present of about HK$300 million, is progressing well. Construction of first four residential apartment blocks and 57 townhouses were completed in December 2005 and the last two blocks were completed in June 2006. With the sale campaign launched in October 2005, approximately 60% of the units has been sold notwithstanding the measures of the PRC government to cool down the property market. The construction of the clubhouse facilities which include basketball and tennis courts as well as a swimming pool was also completed and the facilities are already available for use by residents. Remaining phases are under planning.





Infrastructure

EBIT from infrastructure business for the year under review increased 20% from HK$905 million of the last corresponding year to HK$1,083 million due to the steady growth in traffic flow and toll revenue of the three toll expressway projects, viz. Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West"), invested by the Group's listed subsidiary, Hopewell Highway Infrastructure Limited ("HHI"). Phase I West continued to achieve profitability in its second year of operation, a respectable performance for a new expressway.

1	
2	3

1 *Guangzhou East-South-West Ring Road*
2 *Phase I of the Western Delta Route*
3 *Guangzhou-Shenzhen Superhighway*

HHI

The Group continues to retain approximately 73% shareholding in HHI which focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges.

Guangdong Province attained rapid and steady economic growth during the Tenth Five-Year Plan Period with an annualized GDP growth rate up to 13%. The overall competitiveness of Pearl River Delta ("PRD") region, in particular, has been further strengthened by the full-scaled implementation of the Closer Economic Partnership Arrangements ("CEPA"). Prosperous economic activities have stimulated both passenger and cargo flow, which in turn generated enormous travelling demand. For the financial year ended 30th June, 2006, through co-operative joint venture arrangements, HHI's three expressway projects in the PRD region, namely the GS Superhighway, the ESW Ring Road and the Phase I West, all demonstrated continued steady growth in traffic and toll revenue. Compared to the last financial year, the aggregate average daily traffic and daily toll revenue have increased 22% to 377,000 vehicles and 10% to RMB10.29 million respectively. The annual aggregate toll revenue amounted to RMB3,755 million.

As driven by the increasing domestic demand and economic globalization, regional economies are accelerating their pace of integration. Inter-regional trading activities and co-operations are growing remarkably. Being the essential gateway to other provinces in China, the PRD region benefited particularly from the implementation of CEPA and the establishment of the Pan-PRD Economic Zone. Its logistics industry is growing in its full gear. Economic development has also contributed to urbanization in the PRD region, where the number of established cities and towns, population density, household income and automobile ownership rate are ranked in the top tier of the whole country. The improved living standards have boosted up the travelling demand. The annualized target GDP growth rate of Guangdong Province has been set at 9% in the Eleventh Five-Year Plan Period. HHI's strategic holdings in the PRD core expressway network as an advantage will become more prominent. It is expected that the traffic and toll revenue of these three expressways will continue to grow steadily.

The construction of the Phase II of the Western Delta Route, which connects to the Phase I West, commenced in December 2005, while the preliminary preparation works for the Phase III of the Western Delta Route are underway. As the expressway network in the PRD region has been expanding, it will be advantageous to HHI's expressway development.

Benefiting from Renminbi appreciation under the PRC's new Renminbi exchange rate regime since late July 2005, the GS Superhighway joint venture company has recorded an exchange gain on retranslation of the United States dollar bank loans. On the other hand, compared to half-year effect of the last financial year, this financial year was the first full year in which the GS Superhighway joint venture company needed to pay 7.5% PRC income tax on its profit after the expiry of the tax exemption period in December 2004.

Guangzhou-Shenzhen Superhighway ("GS Superhighway")


110

Project Summary	
Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%

Annual Toll Revenue
(RMBm)


3,000
2,250
1,500
750
3,213
2004 2005 2006

Average Daily Traffic
(No. of vehicles)


250,000
200,000
150,000
100,000
270,401
2004 2005 2006

Average Daily Toll Revenue (RMB'000)


9,000
7,000
5,000
3,000
8,803
2004 2005 2006

The GS Superhighway is a 122.8 km long, closed system, fully lit dual three-lane expressway with 20 interchanges. It is currently the only expressway and major corridor directly connecting Guangzhou, Dongguan, Shenzhen and Hong Kong. It has exhibited continued steady growth since it opened to traffic in 1994. Over the past financial year, its average daily traffic rose 18% to 270,000 vehicles while its average daily toll revenue rose 8% to RMB8.8 million. The annual toll revenue increased to RMB3,213 million, representing an increase of 8% over the last year.

Being the main artery in the expressway network of the PRD, it closely links up the major cities, airport, ports and other expressways including Jihe Expressway, Changhu Expressway, Humen Bridge, Guangzhou Second Ring Road Northern section and Guangzhou Ring Road. It will further connect to the Nanping Expressway in Shenzhen, which will open to traffic in the third quarter of 2006. In addition, the GS Superhighway has successfully implemented the Guangdong Provincial Unitoll System, which now provides registered road users with a non-stop modern traffic network consisting of 10 expressways in the PRD region.

In order to meet the road users' expectation of high quality service, the joint venture company has focused on upgrading the service standards and improving its ancillary facilities. Within the reporting year, the joint venture company finished increasing the number of changeable message signboards, expanding the Changan interchange and constructing the new Shajian toll station. The Xinqiao interchange expansion works are being carried out at the moment. In addition, the joint venture company is planning to increase the throughput capacity of several busy toll stations including Huanggang, Futian and Fuyong. With a view to enhancing traffic safety, the joint venture company is increasing its manpower and equipment in the areas of road patrol, rescue and traffic control. Furthermore, the number of closed circuit televisions along the main alignment and the frequency of road patrol services will be increased to improve the efficiency and effectiveness in handling traffic accidents. To cater for further increase in traffic volume, HHI together with the joint venture company has been studying the feasibility of widening the GS Superhighway from its current total 6 lanes to 10 lanes, and is actively pursuing the project with the relevant authorities.

HHI believes that with the continuing development of the logistics industry under the sustained economic development in the Guangdong Province and the gradual expansion in the PRD expressway networks together with the rapid increase in automobile ownership, the traffic flow and toll revenue of the GS Superhighway will maintain persistent growth.

Guangzhou East-South-West Ring Road ("ESW Ring Road")



Project Summary	
Location	Guangzhou, Guangdong, PRC
Length	38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jan 2002 – Dec 2031
Net Cash Flow Sharing Ratio	Year 1-10: 45% Year 11-20: 37.5% Year 21-30: 32.5%

Annual Toll Revenue (RMBm)


400
300
200
100
419
2004 2005 2006

Average Daily Traffic (No. of vehicles)


80,000
60,000
40,000
20,000
83,681
2004 2005 2006

Average Daily Toll Revenue (RMB'000)


1,000
750
500
250
1,148
2004 2005 2006

The ESW Ring Road is a 38 km long, dual three-lane closed system expressway with 12 toll stations. It is a major route of the expressway network in the PRD and Guangzhou, with connections to the GS Superhighway, the Guangzhou Northern Ring Road, the Guangfo Expressway, the Nansha Port Expressway, the Phase I West and major feeder roads of Guangzhou, creating a circular transportation artery surrounding the central part of Guangzhou city. It serves an important function of alleviating the pressure of traffic congestion in the inner city of Guangzhou and providing a speedy route passing through Guangzhou en route to other destinations.

Backed by the sound economy of Guangzhou, the ESW Ring Road exhibited remarkable growth in traffic flow and toll revenue during the year under review. The average daily traffic grew 34% to 84,000 vehicles while the average daily toll revenue rose 18% to RMB1.15 million. The annual toll revenue reached RMB419 million.

As part of the efforts to build up the greater Guangzhou road network to adequately serve the increasing traffic needs, a local road, running parallel to a portion of the south-east section of ESW Ring Road, has been gradually opening to traffic in 2006. This has resulted in mild traffic diversion for the ESW Ring Road, and thus the slower growth seen in the second quarter of 2006. Though the ESW Ring Road will continue to be a trunk route and a key element of the expanding road network of Guangzhou, the most important city in the PRD with more than 10 million in population, the ESW Ring Road may attain a slower growth in the coming year until this mild diversion has been fully digested.

Phase I of the Western Delta Route ("Phase I West")



Project Summary

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Sep 2003 – Sep 2033
Profit Sharing Ratio	50%

Annual Toll Revenue
(RMBm)


100
75
50
25
123
2004⁺ 2005 2006

Average Daily Traffic
(No. of vehicles)


20,000
15,000
10,000
5,000
23,245
2004⁺ 2005 2006

Average Daily Toll Revenue (RMB'000)


300
225
150
75
338
2004⁺ 2005 2006

⁺ *Operation started on 30th April, 2004*

The Phase I West is a 14.7 km closed system dual three-lane expressway. It connects to the ESW Ring Road in the north and to the National Highway 105 and Bigui Road of Shunde in the south.

Currently, the Phase I West is the only expressway directly linking Guangzhou city and the Shunde district of Foshan city. Benefiting from the rapid economic growth of these two regions, the Phase I West continued to achieve robust growth in both traffic flow and toll revenue. During the year under review, average daily traffic flow reached 23,000 vehicles, an increase of 28% over the previous financial year while average daily toll revenue reached RMB340,000, an increase of 24% over the last financial year. Annual toll revenue reached RMB123 million.

In light of the strong economic growth in Guangzhou and Foshan, HHI believes that the Phase I West will continue to enjoy a promising growth in traffic flow and toll revenue.

Phases II and III of the Western Delta Route ("Phase II West" and "Phase III West")


Guangzhou
PHASE I
Nanhai
Shunde
PHASE II
Zhongshan
PHASE III
Zhuhai

Project Summary – Phase II West

Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%

Project Summary – Phase III West

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%

The Western Delta Route is constructed in three phases. The Phase I West was completed and started operations in April 2004. The Phase II West is a 46 km closed system dual three-lane expressway. It links to the Phase I West in Shunde in the north and extends to Zhongshan in the south, where it connects to the National Highway 105 and the western expressways under planning. It will be the only expressway linking Guangzhou to the central part of Zhongshan. Construction of the Phase II West commenced in December 2005 and various works are now in progress. The total investment of the Phase II West is planned to be about RMB4.9 billion (excluding interest during the construction period). It is currently planned to open to traffic and start receiving tolls in financial year 2008/09.

Phase III West is a 38 km expressway project, which connects the Phase II West to Zhongshan and Zhuhai. The total investment of the Phase III West is planned to be about RMB3.6 billion (excluding interest during the construction period). In September 2005, HHI reached consensus with its PRC partner (also the PRC partner of the Phase I West and Phase II West) on conditional amendment to the terms of investment, construction and operation of the Phase III West. The preliminary target is to begin construction in 2007, once the necessary approvals are received.

Upon completion of the whole Western Delta Route, it will become a strategic expressway directly linking up vital cities including Guangzhou, Foshan, Zhongshan and Zhuhai along the western bank of the PRD. According to the Outline Plan of the Eleventh Five-Year Plan for National Economic and Social Development in Guangdong Province, the development in the western flank of Guangdong Province will be accelerated. HHI believes that this policy will bring long-term positive impacts to the Western Delta Route.



Hong Kong-Zhuhai-Macau Bridge Project

As was reported in the media, Hong Kong and Guangdong have attained important breakthrough on the advancement of the development of the Hong Kong-Zhuhai-Macau Bridge project recently in the Ninth Plenary Session on Hong Kong-Guangdong Cooperation. It was agreed that the "separate locations of boundary crossing facilities" mode would be adopted. In parallel, the study on the investment and financing arrangements of the project will continue. HHI is confident that it will be in an advantageous position to assume an important role in this project when it proceeds to the tendering stage.

OTHER PROJECTS

Heyuan Power Plant

In light of the power shortage in the Guangdong province, the Group has taken the opportunity to participate in a proposed 2x600MW coal-fired power plant, with total investment cost under planning at present of about RMB5.4 billion, located in Heyuan City, Guangdong province. A Group's subsidiary plans to own a 40% interest in this proposed project and the remaining 60% will be owned by the Shenzhen Energy Group. Preliminary works, including the application for approval, for this project is well under way.

Shunde Roads

For the Shunde Roads project, during the year, the remaining outstanding disposal amount of HK$245 million payable by instalments were fully received and a profit of HK$245 million was recognized during the year.

Tanjung Jati B Power Plant Project ("TJB") in Indonesia

For the TJB project, with the receipt of the final payment, a total gain of HK$186 million was recognized in the year under review. With all sales proceeds of the TJB disposal have been received, a total cash surplus of HK$1,643 million was generated to the Group.

Bangkok Elevated Road and Train System ("BERTS")

In November 2005, a sale and purchase agreement was entered to dispose of the Group's interests in Hopewell (Thailand) Limited, a wholly-owned subsidiary which undertook the BERTS project. A disposal gain of approximately HK$265 million was recognized in the year under review, mainly representing write back of provisions.

OTHERS

Employees and Remuneration Policies

The Group has approximately 1,200 employees as at 30th June, 2006. The Group continues to provide competitive remuneration packages to employees with reference to prevailing market practices and individual performance in addition to other staff benefits including medical and personal accident insurance coverage. Share options under the Share Option Scheme as detailed in the Report of the Directors and discretionary bonuses may be granted to employees based on individual performance as well as the performance of the Group. Apart from the above, training programs are also conducted on an ongoing basis throughout the Group aiming at improving employee productivity. In 2006, we launched a two-year Graduate Trainee Program to develop potential young talent in a conglomerate environment, and to groom tomorrow's leaders for taking up management positions in the Group.




HOPEWELL HOLDINGS LIMITED
合和實業有限公司
合和實業有限公司



Community Relations

During the year, the Group participated in the following community services: sponsorship for charitable events such as the Treasure Hunt Corporate Challenge, Dress Casual Day and Walk for Millions organized by the Community Chest, concert of the Michael Tilson Thomas and San Francisco Symphony at the Hong Kong Arts Festival and Flag Day of Hong Kong Society for the Protection of Children, donations to charities, volunteers from the Group's employees to participate in various voluntary work projects, etc.

GROUP RESULTS

Overview

For the year ended 30th June, 2006, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover (Note 1)		Earnings before interest & tax (Note 2 & 3)	
In HK$ million	*2005*	***2006***	*2005*	***2006***
Infrastructure project investment	52	**115**	905	**1,083**
Property letting, agency & management	290	**331**	166	**188**
Hotel operations, restaurant & catering	331	**377**	49	**73**
Property development	–	**108**	76	**48**
Others	5	**–**	(19)	**129**
	678	**931**	1,177	**1,521**
Share of turnover of jointly controlled entities				
Infrastructure project investment	1,514	**1,735**		
Property development	103	**56**		
	2,295	**2,722**		

	Results (Note 2)	
In HK$ million	*2005*	***2006***
Earnings before interest & tax (Note 3)	1,177	**1,521**
Exceptional items (Note 4)	951	**806**
Fair value change on Group's investment properties		
– Revaluation increase	281	**405**
– Attributable tax effect	(48)	**(71)**
Finance costs	(92)	**(62)**
Taxation	(25)	**3**
Net profit	2,244	**2,602**
Attributable to:		
Equity holders of the Company	1,907	**2,250**
Minority interests (Note 4)	337	**352**
	2,244	**2,602**

Notes:

(1) Turnover represented the sum of the Group's turnover of HK$931 million (2005: HK$678 million) plus the Group's attributable share of turnover of jointly controlled entities engaging in infrastructure project investment of HK$1,735 million (2005: HK$1,514 million) and property development business of HK$56 million (2005: HK$103 million).

(2) The comparative figures of the last year have been restated following the adoption of the New Accounting Standards in the current year.

(3) Earnings before interest & tax represented the sum of (i) profit from operations before changes in fair value of investment properties and exceptional items of HK$490 million (2005: HK$184 million); and (ii) share of profits of jointly controlled entities and associates of HK$1,031 million (2005: HK$993 million).

Following the adoption of HKAS 1, the Group's share of taxation of jointly controlled entities and associates for the current year of HK$112 million (2005: HK$72 million) are presented net of the share of profits of jointly controlled entities and associates.

(4) The amount included exceptional gain on disposal of a power plant project attributable to minority interests of HK$41 million (2005: HK$91 million).

Impact of New Accounting Standards

New accounting standards, reporting standards and interpretations ("New Accounting Standards") issued by The Hong Kong Institute of Certified Public Accountants were adopted for the year under review. The table below illustrates the effects of the New Accounting Standards on the results of the Group for the year ended 30th June, 2006.

In HK$ million	*2005*	***2006***
Profit attributable to equity holders before adoption of New Accounting Standards	1,662	**1,869**
(a) Fair value changes on investment properties (less attributable deferred tax provision)		
– The Group	233	**334**
– Jointly controlled entity/associate	24	**(1)**
(b) Revaluation deficit of prior period in respect of a disposed investment property	–	**67**
(c) Depreciation on hotel property and owner-occupied properties (net of attributable decrease in deferred tax provision)	(12)	**(12)**
(d) Fair value adjustment on interest free loans receivable	–	**(2)**
(e) Share-based payments	–	**(5)**
Profit attributable to equity holders after adoption of New Accounting Standards	1,907	**2,250**

Notes:

(a) *In prior financial periods, surpluses or deficits arising on the open-market revaluation of the Group's investment properties were dealt with in the investment property revaluation reserve. Following the adoption of HKAS 40, the surpluses or deficits arising from the revaluation are recognized in the income statement. As a result, the Group's profit for the current year increased by HK$334 million (2005: HK$233 million). With the adoption of HKAS-Int 21, deferred tax charge of HK$71 million (2005:HK$48 million) has been provided for on the fair value increase on investment properties.*

(b) *In prior financial periods, any surpluses or deficits which were credited or charged to the investment property revaluation reserve had to be transferred to income statement upon disposal. Following the adoption of HKAS 40, the transfer of revaluation deficit to income statement of HK$67 million (2005: Nil) attributable to a disposed investment property in the current year is no longer required.*

(c) *Following the adoption of HK Int-2, depreciation has to be charged on hotel properties. In addition, HKAS 40 also requires owner-occupied portion of investment properties to be treated as property, plant and equipment which are subject to depreciation. Depreciation on hotel property and owner-occupied properties amounted to HK$14 million (2005: HK$14 million). The resulting decrease in deferred tax provision amounted to HK$2 million (2005: HK$2 million).*

(d) *With the adoption of HKAS 39, certain interest free loans receivable are measured at fair value on initial recognition and stated at amortized cost using the effective interest method at subsequent balance sheet dates and resulted in a decrease of net profit after minority interests of HK$2 million (2005: Nil).*

(e) *The adoption of HKFRS 2 has resulted in the fair value of share options granted during the year under review being recognized in the income statement as expenses over the vesting period. The expense charged to income statement amounted to HK$5 million (2005: Nil).*

Turnover

Turnover for the year ended 30th June, 2006, including the Group's proportionate share of turnover of jointly controlled entities engaging in toll expressway and property development businesses, was HK$2,722 million, a 19% increase as compared with HK$2,295 million of last year. The increase was the result of revenue growth of all business segments, in particular, the expressway businesses. The Group's attributable share of net toll revenue of the three toll expressways under operation, namely Guangzhou-Shenzhen Superhighway, Guangzhou East-South-West Ring Road and Phase I of the Western Delta Route, amounted to HK$1,735 million for the year under review, representing a 15% increase over HK$1,514 million of the last year.

Earnings before Interest and Tax

The Group's earnings before interest and tax ("EBIT") increased by 29% to HK$1,521 million from HK$1,177 million of the last year. The increase was mainly attributable to the prominent growth of our core businesses including infrastructure, property and hospitality, totalling HK$224 million as well as disposal gain of securities investment, increase in interest income and exchange gain totalling HK$90 million.

Exceptional Items

The gain from exceptional items was HK$806 million as compared to HK$951 million of the previous year. The amount included, inter alia, (i) gain on disposal of interests in Shunde Roads project of HK$245 million (2005: HK$496 million); (ii) gain on disposal of interests in Hopewell (Thailand) Limited ("HTL") of HK$265 million (2005: Nil); (iii) gain on disposal of interests in a power plant project of HK$186 million (2005: HK$449 million); and (iv) write back of warranty provision of HK$80 million (2005: Nil).

Profit Attributable to Equity Holders

The Group's net profit attributable to equity holders was HK$2,250 million, representing an increase of 18% over HK$1,907 million of the last year. Excluding the effects of the fair value change on investment properties, the Group's net profit attributable to equity holders would be HK$1,917 million, a 16% increase over HK$1,650 million of the last year.

Liquidity and Financial Resources

The Group maintains a strong financial position with net cash balances (including HK$3,014 million held by Hopewell Highway Infrastructure Limited ("HHI")), of HK$3,650 million as at 30th June, 2006 (2005: HK$3,329 million).

In October 2005, the Group's listed subsidiary, HHI, successfully obtained a 5-year HK$3,600 million unsecured syndicated bank revolving credit and term loan facility from a group of 15 international and local banks. In June 2006, the Group has entered into a HK$5,350 million five-year syndicated revolving loan facility agreement with 17 international and local banks.


Hopewell Holdings Limited
HK$5,350,000,000 Syndicated Loan Facility
Signing Ceremony

As at 30th June, 2006, the Group's total available and undrawn general banking facilities and project loan facilities, together with deposits and cash holdings, amount to approximately HK$17,874 million (2005: HK$8,897 million).

The Group is financially well positioned for recurring operating activities, present and potential investment activities given its solid deposits, cash holdings as well as the available banking facilities on hand. The expected cash proceeds from the sales of Nova City in Macau and Hopewell New Town in Huadu further strengthen the Group's financial position.

Treasury Policies

The Group centralizes its treasury activities at group level for better management of financial risks and for obtaining cost efficient funds. The use of financial instruments is strictly controlled and is solely for managing the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings.

The reform of Renminbi exchange rate regime, with an initial appreciation of approximately 2% in July 2005, benefited the Group as a whole given the revenue from business operations and HHI and its jointly controlled entities are mainly denominated in Renminbi.

In terms of the bank borrowings, the Group has no significant exposure to foreign exchange risk given the majority of the Group's banking facilities were denominated in Hong Kong dollars. The bank borrowings are principally arranged on a floating rate basis. As at 30th June, 2006, the Group has no bank borrowings. The bank loan of HK$55 million outstanding at 30th June, 2005 has a maturity period of three years.

The Group's capital structure, which is mainly financed by equity, is shown as below:

In HK$ million	*As at 30th June,* 2005 *(Note)*	**2006**
Equity attributable to equity holders of the Company	15,466	**17,234**
Minority interests	2,469	**2,862**
Total Equity	17,935	**20,096**
Bank Borrowings	55	**–**
Total Capitalization	17,990	**20,096**

Note: Following the adoption of the New Accounting Standards, the comparative figures as of 30th June, 2005 have been restated to facilitate evaluation of financial performance.

Project Commitments

Details of the project commitments are set out in note 45 to the financial statements.

Contingent Liabilities

Details of the contingent liabilities are set out in note 47 to the financial statements.

Charges on Assets

As at 30th June, 2006, no mortgage was charged on the Group's assets.

Material Acquisition or Disposal

Other than the disposal of HTL as mentioned above, there was no material acquisition or disposal of the Company's subsidiaries and associates during the year ended 30th June, 2006.

Corporate governance practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board that such commitment will in the long term serve to enhance shareholders' value. The Board of Directors has set up procedures on corporate governance that comply with the requirements of the Code on Corporate Governance Practices (the "CG-Code") contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). During the year, the Company has complied with all code provisions set out in the CG-Code.

Board of Directors

The Company is managed through the Board of Directors which currently comprises of ten Executive Directors (including the Chairman), three Non-Executive Directors and three Independent Non-Executive Directors. The names of the Directors and their biographical details and the relationship amongst them, if any, are set out on pages 8 to 13 of this Annual Report. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise under Rule 3.10 of the Listing Rules.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matters shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon Ying Sheung WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Eddie Ping Chang HO, the Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and clearly set out in writing.

Non-Executive Directors and Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgment. Each of the Independent Non-Executive Directors is required to confirm in writing his/her independence as required by the Listing Rules every year.

All newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election in accordance with the Company's Articles of Association. At the annual general meeting of the Company held on 19th October, 2005, amendments to the Company's Articles of Association were approved by the Company's shareholders pursuant to which every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her last appointment by the Board, election or re-election subject to the provisions of the Articles of Association. All Non-Executive Directors and Independent Non-Executive Directors are appointed for a fixed term of three years and are subject to re-election.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set down in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s). During the year, a new Executive Director, Mr. Barry Chung Tat MOK, was appointed. Newly appointed Directors will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board committees

The Board has established a Committee of Executive Directors in September 1991 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these 2 Board Committees comprise, except for the Chairman of the Remuneration Committee, entirely of Independent Non-Executive Directors.

	Audit Committee	*Remuneration Committee*
Year of establishment	1999	2005
Committee members	Mr. Lee Yick NAM* *Chairman* Ms. Linda Lai Chuen LOKE* Mr. Guy Man Guy WU*	Mr. Eddie Ping Chang HO# *Chairman* Mr. Lee Yick NAM* Ms. Linda Lai Chuen LOKE*
Major responsibilities and functions	• Consider the appointment and independence of external auditors. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	• Considered and approved the terms of engagement of the external auditors including audit fee. • Reviewed the annual financial statements for the year ended 30th June, 2005 and the interim financial statements for the six months ended 31st December, 2005. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Reviewed and made recommendations to the Board on annual salary adjustment and bonuses. • Determined the remuneration package of a newly appointed Executive Director. • Reviewed the level of Directors' fees for the year.

Executive Director

* *Independent Non-Executive Director*

Attendance at meetings

The attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meeting and Annual General Meeting are as follows:

	Number of meetings attended / held			
	Board Meetings	**Audit Committee Meetings**	**Remuneration Committee Meeting**	**Annual General Meeting**
Number of meetings held	4	2	1	1
Executive Directors				
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *Chairman*	4 out of 4	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *Remuneration Committee Chairman*	4 out of 4	N/A	1 out of 1	1 out of 1
Mr. Josiah Chin Lai KWOK	4 out of 4	N/A	N/A	1 out of 1
Mr. Thomas Jefferson WU	4 out of 4	N/A	N/A	1 out of 1
Mr. Robert Van Jin NIEN	4 out of 4	N/A	N/A	1 out of 1
Mr. Albert Kam Yin YEUNG	4 out of 4	N/A	N/A	1 out of 1
Mr. David Yau-gay LUI	4 out of 4	N/A	N/A	1 out of 1
Mr. Andy Lee Ming CHEUNG	4 out of 4	N/A	N/A	1 out of 1
Mr. Eddie Wing Chuen HO Junior	4 out of 4	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK	4 out of 4	N/A	N/A	1 out of 1
Non-Executive Directors				
Mr. Henry Hin Moh LEE	4 out of 4	N/A	N/A	1 out of 1
Lady Ivy Sau Ping KWOK WU JP	3 out of 4	N/A	N/A	1 out of 1
Mr. Carmelo Ka Sze LEE	4 out of 4	N/A	N/A	1 out of 1
Independent Non-Executive Directors				
Mr. Guy Man Guy WU	4 out of 4	2 out of 2	N/A	1 out of 1
Ms. Linda Lai Chuen LOKE	4 out of 4	2 out of 2	1 out of 1	1 out of 1
Mr. Lee Yick NAM *Audit Committee Chairman*	4 out of 4	2 out of 2	1 out of 1	1 out of 1

Remuneration policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises of some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus and share options which are performance related. No Director is allowed to approve his/her own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 19th October, 2005.

Securities transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made, each of the Directors has confirmed that he or she has complied fully with the Model Code throughout the year.

Financial reporting

The Directors recognize the responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditors with respect to the financial reporting are set out in the Report of the Auditors on page 62 of this Annual Report.

External Auditors

The Company's external auditors are Deloitte Touche Tohmatsu. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditors is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditors as well as approving their terms of engagement including their fees. Apart from the statutory audit of the annual financial statements, Deloitte Touche Tohmatsu was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31st December, 2005 as well as advising on tax compliance and related matters. During the year ended 30th June, 2006, the fees payable by the Group to the external auditors in respect of audit and non-audit services provided by them were as follows:

	HK$'000
Audit services	**4,630**
Non-audit services:	
Tax compliance and advisory services	**609**
Others	–
	5,239

Internal controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor relations

The Group treasures the relationship with investors and continues to provide a better and more open environment to interact with shareholders and investors through frequent meetings and prompt communications with them.

In 2006, the Group maintained its active role in participating in road shows and investors' conferences. These investor meetings help the financial analysts, fund managers and potential investors better understand the Group's current operations, future planning and strategic developments.

With the post-results announcement and analyst and press presentations as well as general meetings, shareholders and investors can easily acquire timely and accurate information unveiled by the Group and share their views with the Directors.

The Company also welcomes views of investors and shareholders and they can contact the Company's investor relations team, the contact details of which are set out on page 60 of this Annual Report.

The corporate website, www.hopewellholdings.com, is interlinked with that of its listed subsidiary, Hopewell Highway Infrastructure Limited at www.hopewellhighway.com, which provides extensive information of the Group including business activities, corporate announcements, press releases as well as interim and annual reports. The Group will dedicate incessant efforts to maximize the returns to the shareholders and consistently be devoted to maintain the relationship with the investment community.

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2006.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the field of investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

Results

The results of the Group for the year ended 30th June, 2006 are set out in the consolidated income statement on page 63.

Dividends

The Directors recommend the payment of a final dividend of HK48 cents (2005: HK38 cents) per share which, together with the interim dividend of HK36 cents (2005: interim dividend of HK12 cents and special interim dividend of HK30 cents) per share paid on 23rd March, 2006, represents a total dividend distribution of HK84 cents (2005: HK80 cents) per share, totalling HK$755 million in respect of the year ended 30th June, 2006 (2005: HK$718 million).

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 14 to 35.

Share Capital

Movements in share capital of the Company during the year are set out in note 38 to the financial statements.

Share Premium and Reserves

Movements in share premium and reserves during the year are set out in note 39 to the financial statements.

Distributable Reserve

The Company's distributable reserve at 30th June, 2006 amounts to HK$2,585 million (2005: HK$2,727 million) which represents retained profits of the Company as at that date.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$22,136,000 (2005: HK$10,386,000).

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 20 and 21 to the financial statements respectively. Particulars regarding the major properties and property interests of the Group are set out on pages 115 and 116.

Major Customers and Suppliers

The turnover attributable to the Group's five largest customers combined was less than 30% of the Group's turnover for the year. The five largest suppliers of the Group accounted for approximately 37% of the Group's total purchases and the largest supplier included therein accounted for approximately 20%.

None of the directors, their associates, or any shareholder of the Company, which to the knowledge of the directors of the Company, owns more than 5% of the Company's issued shares, had any beneficial interests in the Group's five largest customers and suppliers.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are set out on pages 8 to 13. Changes during the year and up to the date of this report are as follows:

Mr. Barry Chung Tat MOK	(appointed on 15th August, 2005)
Mr. Colin Henry WEIR	(resigned on 1st December, 2005)

In accordance with the Company's Articles of Association, Mr. Eddie Ping Chang HO, Mr. David Yau-gay LUI, Mr. Albert Kam Yin YEUNG, Mr. Andy Lee Ming CHEUNG and Mr. Eddie Wing Chuen HO Junior will retire at the forthcoming annual general meeting and all of them, being eligible, offer themselves for re-election.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company who are regarded as members of the Group's senior management.

Qualified Accountant

Ms. Virginia Yuk Ying LU, aged 41, Qualified Accountant, joined the Group in 1995. She currently holds the position of Assistant Group Financial Controller and is responsible for financial reporting and accounting functions of the Group. She is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

Directors' Interest in Contracts of Significance

Except for the acquisition of a property from a director as detailed under "Connected Transactions", no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June, 2006, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company (i)

Directors	Shares				Underlying shares of equity derivatives	Total interests	% of issued share capital
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (ii) (interests of controlled corporation)	Other interests (iii)			
Gordon Ying Sheung WU	71,853,032	21,910,000 (iv)	111,250,000 (v)	30,680,000	9,213,000 (vi)	244,906,032 (xi)	27.26%
Eddie Ping Chang HO	24,273,462	1,365,538	2,050,000	–	–	27,689,000	3.08%
Josiah Chin Lai KWOK	1,005,000	–	–	–	–	1,005,000	0.11%
Thomas Jefferson WU	27,170,000	–	820,000	–	–	27,990,000	3.11%
Henry Hin Moh LEE	5,045,322	–	–	–	747,000 (vi)	5,792,322	0.64%
Robert Van Jin NIEN	720,000	–	–	–	–	720,000	0.08%
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	121,913,032 (vii)	61,190,000 (viii)	30,680,000	9,213,000 (ix)	244,906,032 (xi)	27.26%
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15%
David Yau-gay LUI	8,537	–	–	–	–	8,537	0.00%
Albert Kam Yin YEUNG	–	–	–	–	850,000 (x)	850,000	0.09%
Andy Lee Ming CHEUNG	90,000	–	–	–	500,000 (x)	590,000	0.07%
Eddie Wing Chuen HO Junior	500,000	–	–	–	–	500,000	0.06%
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01%
Barry Chung Tat MOK	–	–	–	–	2,500,000 (x)	2,500,000	0.28%

Notes:

(i) *All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.*

(ii) *The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The other interests in 30,680,000 Shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").*

(iv) *The family interests in 21,910,000 Shares represented the interests of Lady Ivy WU.*

(v) *The corporate interests in 111,250,000 Shares held by Sir Gordon WU included the interests in 61,190,000 Shares referred to in Note (viii).*

(vi) *The interest in underlying shares of equity derivatives represented rights to acquire Shares in the Company by Sir Gordon WU and Mr. Henry Hin Moh LEE ("Mr. Henry LEE") under the 1-Year Daily Securities Accumulator (Contingent Step-up) schemes with a counter party ("the Schemes"). The duration of each Scheme was approximately one year and was divided into 12 periods; the start date of each period is the end date of the immediately preceding period. Daily Number of Shares ("DNS") are accumulated each scheduled trading day on which the closing price of the Shares is at or above the Accumulating Forward Price ("AFP"). The Step-Up Daily Number of Shares ("Step-Up DNS") are accumulated if the closing price of the Shares is below the AFP. The Scheme will be terminated when a trigger event occurs, i.e. when the closing price of the Shares is at or above the Knock-Out level.*

With respect of each period, the number of shares to be purchased from the counter party at the AFP shall be the sum of DNS or Step-Up DNS of each scheduled trading day starting from but excluding the start date, up to and including the end date, or up to and including the scheduled trading day immediately prior to the day on which the trigger event is deemed to occur.

Summary of the terms of the Schemes held by Sir Gordon WU and Mr. Henry LEE as at 30th June, 2006 was as follows:

Terms	Directors					
	Sir Gordon WU					Mr. Henry LEE
Date of acquisition	02/06/2006	02/06/2006	02/06/2006	07/06/2006	09/06/2006	07/06/2006
Expiration Date	04/06/2007	04/06/2007	04/06/2007	07/06/2007	11/06/2007	07/06/2007
Knock-Out level (HK$)	23.28	23.10	22.94	23.65	22.76	22.89
Accumulating Forward Price (AFP) (HK$)	20.40	20.68	20.41	20.72	19.95	20.06
Maximum Number of Nominal Shares	1,992,000	2,241,000	996,000	1,992,000	1,992,000	747,000
Maximum Number of Scheduled Trading Days	249	249	249	249	249	249
Daily Number of Shares (DNS)	4,000	4,500	2,000	4,000	4,000	1,500
Step-Up Daily Number of Shares (Step-Up DNS)	8,000	9,000	4,000	8,000	8,000	3,000

(vii) The family interests in 121,913,032 Shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 50,060,000 Shares held by Sir Gordon WU through corporations.

(viii) The corporate interests in 61,190,000 Shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(ix) The family interests in underlying shares of equity derivatives in 9,213,000 Shares represented the interests held by Sir Gordon WU referred to in Note (vi).

(x) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(xi) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporations

(a) Hopewell Highway Infrastructure Limited ("HHI")

Directors	HHI Shares				Underlying shares of equity derivatives (ii) (i.e. HHI Warrants)	Total interests	% of issued share capital
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (i) (interests of controlled corporation)	Other interests			
Gordon Ying Sheung WU	6,249,403	2,491,000 (iii)	10,124,999 (iv)	3,068,000 (v)	–	21,933,402 (x)	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
Thomas Jefferson WU	3,043,500	–	–	–	1,741,500 (vi)	4,785,000	0.16%
Henry Hin Moh LEE	279,530	–	–	–	–	279,530	0.01%
Robert Van Jin NIEN	10,000	–	–	–	–	10,000	0.00%
Ivy Sau Ping KWOK WU	2,491,000 (vii)	10,255,403 (viii)	6,118,999 (ix)	3,068,000 (v)	–	21,933,402 (x)	0.74%
David Yau-gay LUI	853	–	–	–	–	853	0.00%

Notes:

(i) These HHI Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) These represented HHI Warrants, which conferred rights to subscribe for HHI Shares at HK$4.18 per HHI Share (subject to adjustments) exercisable during a period of 3 years from 6th August, 2003 to 5th August, 2006.

(iii) The interests in 2,491,000 HHI Shares were interests held by Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU"), the wife of Sir Gordon Ying Sheung WU ("Sir Gordon WU").

(iv) The corporate interests in 10,124,999 HHI Shares held by Sir Gordon WU included the corporate interests in 6,118,999 HHI Shares referred to in Note (ix).

(v) The other interests in 3,068,000 HHI Shares represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.

(vi) The interests in 1,741,500 HHI Warrants held by Mr. Thomas Jefferson WU included personal interests of 1,659,500 HHI Warrants and corporate interests of 82,000 HHI Warrants.

(vii) The interests in 2,491,000 HHI Shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (iii).

(viii) The family interests in 10,255,403 HHI Shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 4,006,000 HHI Shares held by Sir Gordon WU through corporations.

(ix) The corporate interests in 6,118,999 HHI Shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(x) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(b) HCNH Insurance Brokers Limited ("HCNH")
Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares and underlying shares of equity derivatives of associated corporations were long positions.

Save as aforesaid, as at 30th June, 2006, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the termination (to the effect that no further options shall be offered) of the 1994 Share Option Scheme and the adoption of a new share option scheme (the "2003 Share Option Scheme") both effective on 1st November, 2003.

(A) 1994 Share Option Scheme

The 1994 Share Option Scheme was terminated on 1st November, 2003 and no further options was granted under the 1994 Share Option Scheme. As at 30th June, 2006, there was no outstanding share option under the 1994 Share Option Scheme.

(B) 2003 Share Options Scheme

(1) The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2003 Share Option Scheme is set out in (2) below.

(2) The 2003 Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and / or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of / to each member of the Group) and for such other purposes as the Board may approve from time to time.

Under the 2003 Share Option Scheme, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 2003 Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2003 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 82,548,212 shares (representing approximately 9.19% of the issued share capital of the Company) are available for issue under the 2003 Share Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of Directors of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

All options granted are exercisable from the date of grant.

(3) Details of the movement of share options under the 2003 Share Option Scheme during the year ended 30th June, 2006 were as follows:

	Date of grant	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2005*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30/06/2006*	*Exercise period*	*Closing price before date of grant falling within the year HK$*
Directors									
Albert Kam Yin YEUNG	08/09/2004	17.10	950,000	–	100,000	–	850,000	08/09/2004 – 07/09/2007	N/A
Andy Lee Ming CHEUNG	08/09/2004	17.10	500,000	–	–	–	500,000	08/09/2004 – 07/09/2007	N/A
Eddie Wing Chuen HO Junior	08/09/2004	17.10	495,000	–	495,000	–	–	08/09/2004 – 07/09/2007	N/A
Barry Chung Tat MOK	02/09/2005	19.94	–	2,500,000	–	–	2,500,000	02/03/2006 – 01/03/2009	20.05
Total			**1,945,000**	**2,500,000**	**595,000**	–	**3,850,000**		

The weighted average closing prices of the shares on the dates immediately before the dates on which the options were exercised by Mr. Albert Kam Yin YEUNG and Mr. Eddie Wing Chuen HO Junior during the year were HK$20.75 and HK$19.85 respectively.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 2nd September, 2005 are exercisable in the following manner:

Maximum options exercisable	*Exercisable period*
50% of options granted	from the expiry of 6 months from the date of grant up to 18 months thereof (i.e. 2nd March, 2006 to 1st March, 2007)
all remaining options including those not previously exercised	from the expiry of 18 months from the date of grant up to 42 months thereof (i.e. 2nd March, 2007 to 1st March, 2009)

The fair value of the share options granted during the year with the exercise price per share of HK$19.94 is estimated at HK$2.73 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$19.6 at the grant date, the historical volatility of share price of the Company of 23.3% which is based on statistical analysis of daily share prices over one year immediately preceding the grant date, expected life of options of 3.4 years, expected dividend yield of 4.1% and the risk free rate of 3.66% per annum with reference to the rate on the 3-year and 4-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded options. Such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15th July, 2013. A summary of some of the principal terms of the HHI Option Scheme is set out in (b) below.

(b) The purpose of the HHI Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the HHI group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI group; (iii) any consultants, professional and other advisers to each member of the HHI group; (iv) any chief executives, or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI and (vi) any employees of substantial shareholder of HHI or such other purposes as the board of directors of HHI may approve from time to time.

Under the HHI Option Scheme, the maximum number of shares in HHI which may be issued upon exercise of all options to be granted under the HHI Option Scheme and any other share option scheme of HHI will not exceed 10% of the total number of shares of HHI in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of HHI is obtained. The maximum entitlement of each participant under the HHI Option Scheme in any 12-month period must not exceed 1% of the issued share capital of HHI. As at the date of this report, a total of 283,200,000 shares (representing 9.6% of the issued share capital of HHI) are available for issue under the HHI Option Scheme.

The period during which an option may be exercised will be determined by the board of directors of HHI at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the board of directors of HHI and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the board of directors of HHI may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in HHI.

(c) There was no movement in the share options under the HHI Option Scheme during the year ended 30th June, 2006 and as at 30th June 2006, the outstanding share options were as follows:

	Date of grant	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2005*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30/06/2006*	*Exercise period*	*Closing price before date of grant falling within the year HK$*
Director of HHI									
Leo Kwok Kee LEUNG	08/09/2004	4.875	2,000,000	–	–	–	2,000,000	08/09/2004 – 07/09/2007	N/A
Employee of HHI	08/09/2004	4.875	400,000	–	–	–	400,000	08/09/2004 – 07/09/2007	N/A
Total			**2,400,000**	**–**	**–**	**–**	**2,400,000**		

All options granted are exercisable from the date of grant.

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options of the Company" and "Share Options of HHI", at no time during the year ended 30th June, 2006 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board of Directors with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement by rotation at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contributions to the MPF Schemes amounted to HK$7,884,000.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholder

Save as disclosed under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", as at 30th June, 2006, the Company had not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the securities of the Company during the year.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transactions

During the year, the Group has entered into the following transactions as described below with the persons who are "connected persons" of the Company for the purposes of the Listing Rules:

(1) On 5th September, 2005, two conditional amending agreements ("Amending Agreements") were entered into between Hopewell Guangzhou-Zhuhai Superhighway Development Limited ("HHI West HK Co"), a wholly owned subsidiary of HHI, and Guangdong Provincial Highway Construction Company Limited ("West Route PRC Partner") in connection with the investment in and the planning, design, construction and operation of Phase III of the Western Delta Route ("Phase III West") through Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"). The Amending Agreements were to amend the Sino-foreign co-operative joint venture contract dated 5th January, 2004 (as amended on 14th July, 2004) made between HHI West HK Co and West Route PRC Partner and to amend the articles of association of West Route JV dated 5th January, 2004 (as amended on 14th July, 2004).

The major terms of the Amending Agreements were to expand the areas of co-operation to include Phase III West and related facilities in addition to Phase I and Phase II of the Western Delta Route with an estimated total amount of investment in Phase III West of RMB3,260 million. The registered capital of West Route JV will be increased by RMB1,141 million (from RMB2,303 million to RMB3,444 million) which will be contributed in cash by HHI West HK Co and West Route PRC Partner in equal share. The co-operation period will be subject to the approval of the relevant PRC authorities and may be extended by unanimous approval by the board of directors of West Route JV and the relevant regulatory authorities within six months before the expiry of the co-operation period.

Pursuant to Clause 46 of the Listing Agreement made between HHI and the Stock Exchange and the letter dated 7th August, 2003 from the Company to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the HHI Group and the West Route PRC Partner, which operates a toll road project, is deemed to be a subsidiary of HHI and the Company for the purposes of the then Chapter 14 of the Listing Rules. West Route PRC Partner currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI) and is accordingly deemed to be a connected person of HHI and the Company for the purpose of Chapter 14A of the Listing Rules.

The connected transaction, which details were contained in the joint press announcements by HHI and the Company dated 14th July, 2004 and 4th August, 2004 and the joint circular issued on 21st August, 2004, has been duly approved by the shareholders of the Company at the extraordinary general meeting held on 6th September, 2004.

(2) On 1st June, 2006, Banbury Investments Limited ("Banbury"), a wholly owned subsidiary of the Company, entered into a sale and purchase agreement ("Sale and Purchase Agreement") with Theopald Limited ("Theopald"), a company the entire issued share capital of which was beneficially owned by Mr. Eddie Ping Chang HO, the Vice-Chairman and Managing Director of the Company, and his spouse. Theopald is thus a connected person of the Company under the Listing Rules and the entering into of the Sale and Purchase Agreement between Theopald and Banbury constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Sale and Purchase Agreement, Theopald agreed to sell and Banbury agreed to purchase the property known as Ground Floor of Block E and Car Park No.8, 12 Broadwood Road, Hong Kong ("the Property") at a purchase price of HK$45,000,000. A deposit of HK$4,500,000 was paid by Banbury upon signing of the Sale and Purchase Agreement, and the balance of HK$40,500,000 was paid by Banbury on 2nd June, 2006.

The Group plans to acquire all properties comprising the proposed residential development by the Group located at 12 Broadwood Road, Happy Valley, Hong Kong with a site area of approximately 22,000 square feet ("the Broadwood Road Project"), and to redevelop the same into a first class residential development with, according to present estimation, approximately 110,000 square feet in gross floor area. As the Property is part of the Broadwood Road Project, the Group has to purchase the Property in order to complete the aforesaid acquisition for the redevelopment.

Details of the connected transaction were contained in the press announcement of the Company dated 1st June, 2006.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll roads and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the annual report.

Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 30th August, 2006

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director

Mr. Josiah Chin Lai KWOK
Deputy Managing Director

Mr. Thomas Jefferson WU
Deputy Managing Director

Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK

* *Also as Alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive Directors*
\#\# *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Principal Bankers +

Agricultural Bank of China
Bank of China
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China Construction Bank Corporation
Chiyu Banking Corporation Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China
Industrial and Commercial Bank of China (Asia) Limited
Liu Chong Hing Bank Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

+ *names arranged in alphabetical order*

Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel: (852) 2862 8628 Fax: (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 54)

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683 Fax: (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

CONTENTS

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 63 to 114 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
30th August, 2006

For the year ended 30th June, 2006

	Notes	2005 HK$'000 (restated)	2006 HK$'000
Turnover	6	678,032	**931,401**
Cost of sales and services		(362,735)	**(471,385)**
		315,297	**460,016**
Other income	8	116,764	**261,563**
Selling and distribution costs		(24,338)	**(40,104)**
Administrative expenses		(168,511)	**(169,625)**
Other operating expenses	9	(54,838)	**(22,136)**
Gain arising from changes in fair value of investment properties		281,166	**405,529**
Gain on disposal of a power station project	10	449,216	**185,755**
Gain on disposal/deemed disposal of subsidiaries	11	–	**294,491**
Reversal of impairment loss on an amount due from a former jointly controlled entity	12	–	**245,480**
Write back of warranty provisions	47(a)	–	**80,000**
Gain on disposal of interests in jointly controlled entities and an associate	12	502,117	**–**
Finance costs	13	(92,182)	**(61,706)**
Share of profits of			
Jointly controlled entities	14	989,870	**1,014,775**
Associates		3,220	**16,564**
Profit before taxation	15	2,317,781	**2,670,602**
Income tax expense	16	(73,646)	**(68,148)**
Profit for the year		2,244,135	**2,602,454**
Attributable to:			
Equity holders of the Company		1,907,333	**2,249,896**
Minority interests		336,802	**352,558**
		2,244,135	**2,602,454**
Dividends paid	17	646,120	**664,901**
		HK$	HK$
Earnings per share	18		
Basic		2.13	**2.50**
Diluted		2.12	**2.50**

CONSOLIDATED BALANCE SHEET

At 30th June, 2006

	Notes	2005 HK$'000 (restated)	**2006 HK$'000**
ASSETS			
Non-current Assets			
Investment properties	20	6,116,284	**6,537,344**
Property, plant and equipment	21	440,627	**458,804**
Prepaid land lease payments	22	790,970	**972,953**
Properties for or under development	25	201,395	**231,647**
Interests in jointly controlled entities	26	6,526,214	**6,949,504**
Interests in associates	27	10,143	**23,376**
Other investment project	45(b)	–	**92,344**
Available-for-sale investments	28	–	**194,932**
Investments in securities	29	22,114	**–**
Long-term loans and receivables	30	1,216,483	**1,039,530**
Pledged deposits	33	94,263	**–**
		15,418,493	**16,500,434**
Current Assets			
Inventories	31	9,333	**11,537**
Properties for sale	32	359,730	**462,094**
Prepaid land lease payments	22	6,874	**8,449**
Investments in securities - current portion	29	737,591	**–**
Trade and other receivables	33	522,057	**656,117**
Deposits and prepayments		34,655	**50,616**
Loans to a jointly controlled entity	30	10,870	**45,620**
Bank balances and cash	33	2,551,430	**3,649,562**
		4,232,540	**4,883,995**
Total Assets		19,651,033	**21,384,429**

CONSOLIDATED BALANCE SHEET (continued)

	Notes	2005 HK$'000 (restated)	2006 HK$'000
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	38	2,244,925	**2,246,413**
Share premium and reserves	39	13,221,087	**14,987,392**
Equity attributable to equity holders of the Company		15,466,012	**17,233,805**
Minority interests		2,468,602	**2,862,080**
Total Equity		17,934,614	**20,095,885**
Non-current Liabilities			
Bank borrowings	40	55,000	–
Amounts due to associates	42	12,038	–
Warranty provisions	47(a)	164,059	**84,059**
Deferred tax liabilities	43	580,491	**659,113**
		811,588	**743,172**
Current Liabilities			
Trade and other payables	34	759,622	**330,204**
Deposits received from sale of properties		–	**41,589**
Rental and other deposits		95,258	**125,457**
Amounts due to associates	35	–	**10,891**
Amount due to a minority shareholder	37	–	**8,531**
Tax liabilities		49,951	**28,700**
		904,831	**545,372**
Total Liabilities		1,716,419	**1,288,544**
Total Equity and Liabilities		19,651,033	**21,384,429**

Josiah Chin Lai KWOK
Deputy Managing Director

Thomas Jefferson WU
Deputy Managing Director

	Notes	2005 HK$'000 (restated)	**2006 HK$'000**
ASSETS			
Non-current Assets			
Investments in subsidiaries	23	27,813	**1,595**
Amounts due from subsidiaries	24	13,396,525	**176,501**
Investments in associates	27	401	**401**
Available-for-sale investments	28	–	**3,000**
Investments in securities	29	3,000	**–**
		13,427,739	**181,497**
Current Assets			
Trade and other receivables	33	428	**441**
Deposits and prepayments		622	**358**
Amounts due from subsidiaries	36	–	**13,377,570**
Bank balances and cash	33	355,414	**171,222**
		356,464	**13,549,591**
Total Assets		13,784,203	**13,731,088**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	38	2,244,925	**2,246,413**
Share premium and reserves	39	11,388,780	**11,260,187**
		13,633,705	**13,506,600**
Non-current Liabilities			
Amounts due to subsidiaries	41	110,225	**–**
Amounts due to associates	42	12,038	**–**
		122,263	**–**
Current Liabilities			
Trade and other payables	34	21,825	**22,145**
Amounts due to subsidiaries	36	–	**191,237**
Amounts due to associates	35	–	**11,106**
Tax liabilities		6,410	**–**
		28,235	**224,488**
Total Liabilities		150,498	**224,488**
Total Equity and Liabilities		13,784,203	**13,731,088**

Josiah Chin Lai KWOK
Deputy Managing Director

Thomas Jefferson WU
Deputy Managing Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 30th June, 2006

	2005 HK$'000 (restated)	2006 HK$'000
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	(183)	**101,611**
Gain arising from changes in fair value of available-for-sale investments	–	**48,191**
Share of reserves of jointly controlled entities and associates	(5,956)	**–**
Net (expenses) income recognised directly in equity	(6,139)	**149,802**
Transfer to consolidated income statement on disposal of available-for-sale investments	–	**(20,931)**
Translation reserve realised on disposal of jointly controlled entities	2,839	**–**
Profit for the year	2,244,135	**2,602,454**
Total recognised income for the year	2,240,835	**2,731,325**
Attributable to:		
Equity holders of the Company	1,905,701	**2,355,616**
Minority interests	335,134	**375,709**
	2,240,835	**2,731,325**

Effect of changes in accounting policies (note 3)

	2005 HK$'000 (restated)	2006 HK$'000
Attributable to equity holders of the Company		
Decrease in investment property revaluation reserve at beginning of the year	(2,131,845)	**(2,454,573)**
Increase in retained profits at beginning of the year	1,365,292	**1,671,831**
	(766,553)	**(782,742)**

For the year ended 30th June, 2006

	2005 HK$'000 (restated)	**2006 HK$'000**
OPERATING ACTIVITIES		
Profit before taxation	2,317,781	**2,670,602**
Adjustments for:		
Interest from		
Jointly controlled entities	(43,653)	**(108,279)**
Defeasance and other bank deposits, loans and receivables	(82,694)	**(140,045)**
Yield on held-to-maturity debt securities (after deducting amortisation of premium on acquisition)	(24,494)	**(3,822)**
Loss on disposal of held-to-maturity debt securities	751	**–**
Exchange losses on held-to-maturity debt securities, net	5,599	**–**
Depreciation of property, plant and equipment	26,154	**26,509**
Amortisation of prepaid land lease payments	3,227	**3,227**
Share-based payment expense	–	**5,295**
Gain arising from changes in fair value of investment properties	(281,166)	**(405,529)**
Gain on disposal of a power station project	(449,216)	**(185,755)**
(Gain) loss on disposal of other property, plant and equipment	(812)	**80**
Gain on disposal/deemed disposal of subsidiaries	–	**(294,491)**
Gain on disposal of available-for-sale investments	–	**(28,889)**
Reversal of impairment loss on an amount due from a former jointly controlled entity	–	**(245,480)**
Write back of warranty provisions	–	**(80,000)**
Gain on disposal of interests in jointly controlled entities and an associate	(502,117)	**–**
Finance costs	92,182	**61,706**
Share of profits of		
Jointly controlled entities	(989,870)	**(1,014,775)**
Associates	(3,220)	**(16,564)**
Operating cash flows before movements in working capital	68,452	**243,790**
Increase in inventories	(462)	**(2,204)**
Increase in properties for sale	(95,570)	**(102,364)**
Decrease (increase) in trade and other receivables, and deposits and prepayments	19,944	**(39,330)**
Increase in deposits received from sale of properties	–	**41,589**
Increase in trade and other payables, and rental and other deposits	40,235	**40,090**
Cash generated from operations	32,599	**181,571**
Tax paid		
Hong Kong Profits Tax	(91,258)	**(5,482)**
Taxation elsewhere	(6,482)	**(9,278)**
NET CASH (USED IN) FROM OPERATING ACTIVITIES	(65,141)	**166,811**

	Note	2005 HK$'000 (restated)	2006 HK$'000
INVESTING ACTIVITIES			
Interest received		297,684	**165,483**
Dividends received		857,378	**902,622**
Additions to investment properties		(255,960)	**(53,255)**
Additions to property, plant and equipment		(24,520)	**(45,444)**
Addition to prepaid land lease payments		(137,649)	**(285,336)**
Investments in associates		–	**(12)**
Advances from (repayments to) associates		6,934	**(1,147)**
Investments in jointly controlled entities		(31,536)	**(4,000)**
Loans to jointly controlled entities		(34,612)	**(29,500)**
Repayments from jointly controlled entities		649,049	**293,911**
Decrease in long-term receivables		92,079	**51,066**
Acquisition of available-for-sale investments		–	**(199,497)**
Proceeds from sale of available-for-sale investments		–	**79,396**
Acquisition of held-to-maturity debt securities		(301,120)	**–**
Proceeds on redemption and disposal of held-to-maturity debt securities		1,277,476	**733,035**
Increase in other investment project		–	**(92,344)**
Additions to properties for or under development		(8,569)	**(24,948)**
Net proceeds received on disposal of			
Power station project		672,464	**89,785**
Other property, plant and equipment		864	**241**
Investment properties		–	**44,289**
Interest in an associate		6,484	**–**
Interests in jointly controlled entities		518,376	**–**
Decrease in defeasance deposits		1,587,990	**–**
Acquisition of additional interests in a subsidiary		–	**(992)**
Disposal of subsidiaries	44	–	**–**
NET CASH FROM INVESTING ACTIVITIES		5,172,812	**1,623,353**

For the year ended 30th June, 2006

	2005 HK$'000 (restated)	**2006** **HK$'000**
FINANCING ACTIVITIES		
Interest paid	(88,061)	**(5,636)**
Loan arrangement fees and bank charges paid	(21,122)	**(38,016)**
Dividends paid to		
Shareholders	(646,120)	**(664,901)**
Minority shareholders of subsidiaries	(181,903)	**(200,476)**
Distributions to minority shareholders	(137,828)	**(17,773)**
Proceeds from exercise of warrants issued by a subsidiary	22,542	**255,964**
Capital contribution and advances from minority shareholders	11,710	**8,531**
Net proceeds from issue of shares by the Company	127,389	**10,166**
Repurchase of shares	(19,912)	**–**
New bank loans	55,000	**1,152,000**
Repayment of bank loans	(1,233,555)	**(1,207,000)**
Redemption of notes	(1,474,201)	**–**
NET CASH USED IN FINANCING ACTIVITIES	(3,586,061)	**(707,141)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,521,610	**1,083,023**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,029,933	**2,551,430**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(113)	**15,109**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash	2,551,430	**3,649,562**

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The address of the registered office and principal place of business of the Company is 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Group is principally engaged in investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of recognised income and expense. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Hotel Properties

Hong Kong Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK-Int 2") clarifies the accounting policy for owner-operated hotel properties. In previous years, the Group's self-operated hotel properties were carried at cost and were not subject to depreciation. HK-Int 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, Plant and Equipment", and therefore be accounted for either using the cost model or the revaluation model. The Group has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-Int 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated (see Note 3 for the financial impact).

Owner-occupied leasehold interest in land and development properties

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. Under HKAS 17 "Leases", the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid land lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Comparative figures have been restated (see Note 3 for the financial impact).

The Group's development properties held for sale within the normal operating cycle of the Group, which were previously classified as non-current, have been reclassified as current in accordance with HKAS 1 "Presentation of Financial Statements". Comparative figures have been restated (see Note 3 for the financial impact).

Investment properties

In previous periods, investment properties under Statement of Standard Accounting Practice 13 ("SSAP 13") issued by the HKICPA were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation surplus subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property" and has elected to apply this standard retrospectively. The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the income statement for the period in which they arise. The Group has applied the transitional provision in HKAS 40 and elected to apply HKAS 40 retrospectively. Comparative figures have been restated (see Note 3 for the financial impact).

The adoption of HKAS 40 has also resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous periods, property with 15% or less by area or value that was occupied by the Group would normally be regarded as an investment property as a whole though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately, an entity accounts for the portion separately. In the current year, the Group applied HKAS 40 and has reclassified certain owner-occupied properties from investment properties to property, plant and equipment and prepaid land lease payments retrospectively. Comparative figures have been restated (see Note 3 for the financial impact).

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(continued)*

Deferred tax related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amounts of the properties through sale in accordance with the predecessor Interpretation. HK(SIC) Interpretation 21 "Income Taxes - Recovery of Revalued Non-Depreciable Assets" ("HK(SIC) 21") removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated (see Note 3 for the financial impact).

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 had no material effect on the presentation of financial instruments in the financial statements. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of SSAP 24 "Investments in Securities" issued by the HKICPA. Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortised cost less impairment losses (if any) under SSAP 24. From 1st July, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair value recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method. On 1st July, 2005, the Group reclassified its investment securities as available-for-sale investments in accordance with the transitional provisions in HKAS 39. The application of HKAS 39 in this respect has had no material impact to the Group's retained profits at 1st July, 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1st July, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

Prior to the application of HKAS 39, interest-free loans were stated at their nominal value. HKAS 39 requires that all financial assets and financial liabilities to be measured at fair value on initial recognition. Interest-free loans are measured at amortised cost using the effective interest method at subsequent balance sheet dates. The Group's retained profits as at 1st July, 2005 have been increased by approximately HK$61,617,000. Profit for the year ended 30th June, 2006 has been decreased by approximately HK$1,822,000.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st July, 2005. In relation to share options granted before 1st July, 2005, the Group has not applied HKFRS 2 to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 and had vested before 1st July, 2005 in accordance with the relevant transitional provisions. Accordingly, the adoption of HKFRS 2 has not resulted in an impact to the results of the Group for the prior accounting period.

The financial impacts on the adoption of HKFRS 2 to the results of the Group for the current year are summarised in note 3.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 above on the results of the Group for the current and prior year are as follows:

	2005 *HK$'000*	***2006*** ***HK$'000***
Depreciation and amortisation of		
- hotel property	(7,391)	**(7,392)**
- property, plant and equipment reclassified from investment properties	(3,077)	**(3,134)**
Amortisation of prepaid land lease payments	(3,227)	**(3,227)**
Decrease in deferred taxes relating to depreciation and amortisation of hotel property and property, plant and equipment reclassified from investment properties	1,735	**1,800**
Gains arising from changes in fair value of investment properties of		
- the Group	281,166	**405,529**
- a jointly controlled entity	27,000	**1,000**
- an associate	–	**(1,895)**
Increase in deferred taxes relating to investment properties of		
- the Group	(48,284)	**(70,968)**
- a jointly controlled entity	(3,000)	**–**
Decrease in loss on disposal of an investment property	–	**66,702**
Expenses in relation to share option granted to employees	–	**(5,295)**
Increase in imputed interest income relating to interest-free loan to a jointly controlled entity	–	**42,745**
Decrease in share of profits of jointly controlled entities relating to their financial liabilities	–	**(45,233)**
Share of tax of jointly controlled entities and associates reclassified from (to):		
- share of profits of jointly controlled entities	(70,855)	**(111,577)**
- share of profits of associates	(668)	**(36)**
- income tax expense	71,523	**111,613**
Increase in profit for the year	244,922	**380,632**
Attributable to:		
Equity holders of the Company	244,922	**381,298**
Minority interests	–	**(666)**
	244,922	**380,632**

Analysis of increase in profit for the year by line items presented according to their function:

	2005 *HK$'000*	***2006*** ***HK$'000***
Increase in turnover	–	**42,745**
Increase in cost of sales and services	(13,695)	**(13,753)**
Increase in administrative expenses	–	**(5,295)**
Decrease in other operating expenses	–	**66,702**
Increase in gain arising from changes in fair value of investment properties	281,166	**405,529**
Decrease in share of profits of		
- jointly controlled entities	(46,855)	**(155,810)**
- associates	(668)	**(1,931)**
Decrease in income tax expense	24,974	**42,445**
Increase in profit for the year	244,922	**380,632**

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(continued)*

The Group

The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	As at 30th June, 2005 (originally stated)	*Effects of adoption of*						*As at 30th June, 2005 (restated)*	*Effect of adoption of HKAS 39*	*As at 1st July, 2005 (restated)*
		HK-Int 2	*HKAS 1*	*HKAS 17*	*HKAS 32*	*HKAS 40*	*HK(SIC) 21*			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items										
Investment properties	6,477,300	–	–	–	–	(361,016)	–	6,116,284	–	6,116,284
Property, plant and equipment	538,378	(129,804)	–	(78,996)	–	111,049	–	440,627	–	440,627
Prepaid land lease payments										
- Non-current	–	–	–	737,207	–	53,763	–	790,970	–	790,970
- Current	–	–	–	5,528	–	1,346	–	6,874	–	6,874
Properties for or under development	1,125,532	–	(260,398)	(663,739)	–	–	–	201,395	–	201,395
Interests in jointly controlled entities	7,725,147	–	–	–	(1,198,933)	–	–	6,526,214	268,592	6,794,806
Interests in associates	14,164	–	–	–	–	–	(4,021)	10,143	–	10,143
Investments in securities										
- Non-current	22,114	–	–	–	–	–	–	22,114	(22,114)	–
- Current	737,591	–	–	–	–	–	–	737,591	(737,591)	–
Held-to-maturity investments	–	–	–	–	–	–	–	–	737,591	737,591
Available-for-sale investments	–	–	–	–	–	–	–	–	22,114	22,114
Long-term loans and receivables	–	–	–	–	1,216,483	–	–	1,216,483	(186,187)	1,030,296
Long-term receivables	17,550	–	–	–	(17,550)	–	–	–	–	–
Properties for sale	99,332	–	260,398	–	–	–	–	359,730	–	359,730
Deferred tax liabilities	(64,815)	22,716	–	–	–	889	(539,281)	(580,491)	–	(580,491)
Total effects on assets and liabilities		(107,088)	–	–	–	(193,969)	(543,302)		82,405	
Retained profits	2,819,949*	(107,088)	–	–	–	2,260,604	(543,302)	4,430,163	61,617	4,491,780
Investment property revaluation reserve	2,454,573	–	–	–	–	(2,454,573)	–	–	–	–
Minority interests	–	–	2,468,602	–	–	–	–	2,468,602	20,788	2,489,390
Total effects on equity		(107,088)	2,468,602	–	–	(193,969)	(543,302)		82,405	
Minority interests	2,468,602	–	(2,468,602)	–	–	–	–	–	–	–

The financial effects of the application of the new HKFRSs to the Group's equity at 30th June, 2004 and 1st July, 2004 are summarised below:

	As at 30th June, 2004 (originally stated)	*Effects of adoption of*				*As at 30th June, 2004 and 1st July, 2004 (restated)*
		HK-Int 2	*HKAS 1*	*HKAS 40*	*HK(SIC) 21*	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Retained profits	1,829,891*	(99,439)	–	1,959,749	(495,018)	3,195,183
Investment property revaluation reserve	2,131,845	–	–	(2,131,845)	–	–
Minority interests	–	–	2,418,947	–	–	2,418,947
Total effects on equity		(99,439)	2,418,947	(172,096)	(495,018)	
Minority interests	2,418,947	–	(2,418,947)	–	–	–

* The retained profits shown above include dividend reserve previously presented as a separate item in reserves.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(continued)*

The Company

The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	As at 30th June, 2005 (originally stated) HK$'000	*Effects of adoption of HKAS 32 HK$'000*	*As at 30th June, 2005 (restated) HK$'000*	*Effect of adoption of HKAS 39 HK$'000*	*As at 1st July, 2005 (restated) HK$'000*
Balance sheet items					
Interests in subsidiaries	13,424,338	(13,424,338)	–	–	–
Investments in subsidiaries	–	27,813	27,813	–	27,813
Amounts due from subsidiaries					
- Non-current	–	13,396,525	13,396,525	–	13,396,525
Investments in securities	3,000	–	3,000	(3,000)	–
Available-for-sale investments	–	–	–	3,000	3,000
		–		–	

The application of the new HKFRSs has had no significant effect on the Company's equity at 30th June, 2004 and 1st July, 2004.

New standards and interpretations not yet effective

The Group has not early applied the following standards, amendments and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures[2]
HKAS 21 (Amendment)	Net Investment in a Foreign Operation[2]
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions[2]
HKAS 39 (Amendment)	The Fair Value Option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts[2]
HKFRS 6	Exploration for and Evaluation of Mineral Resources[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC)-Int 4	Determining whether an Arrangement Contains a Lease[2]
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds[2]
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment[3]
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC)-Int 8	Scope of HKFRS 2[5]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[6]

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st January, 2006
[3] Effective for annual periods beginning on or after 1st December, 2005
[4] Effective for annual periods beginning on or after 1st March, 2006
[5] Effective for annual periods beginning on or after 1st May, 2006
[6] Effective for annual periods beginning on or after 1st June, 2006

The directors of the Company anticipate that the application of these new standards, amendments and interpretations will have no material impact on the financial statements of the Group and the Company, except for HKAS 39 and HKFRS 4 (Amendments) "Financial Guarantee Contracts". HKAS 39 and HKFRS 4 (Amendments) require financial guarantee contracts be initially recognised at fair value. The Group is not yet in a position to quantify the overall effect of HKAS 39 and HKFRS 4 (Amendments) on the results of operations and financial position of the Group and the Company.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and the Hong Kong Companies Ordinance.

The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year, if any, are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is on or after 1st January, 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

On subsequent disposal of a subsidiary, an associate or a jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisition")

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is on or after 1st January, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss.

Investments in subsidiaries

In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. The cost of investments in jointly controlled entities comprises capital contributed, development expenditure incurred by the Group, financial expenses capitalised less interest income on advances to jointly controlled entities deferred to the extent of the Group's interest therein during the development stage of the projects undertaken by the jointly controlled entities.

The cost of investments, to the extent not borne by the jointly controlled entities, is amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Interests in associates

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment are stated at cost less any subsequent accumulated depreciation and any identified accumulated impairment loss.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Properties for or under development

Properties held for or under development are stated at cost less any identified impairment losses. The cost of properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised.

When the leasehold property is in the course of development, the leasehold land component is classified as prepaid lease payments for land and amortised over a straight line basis over the lease term. During the construction period, the amortisation charge provided in respect of the leasehold land is included as part of the cost of the property under development.

4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment - other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Prepaid land lease payments

Prepaid land lease payments, which represent up-front payments to acquire interests in leasehold land, are stated at cost and amortised over the period of the lease on a straight-line basis.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as "held-to-maturity investments", "financial assets at fair value through profit or loss" and "loans and receivables". At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent years.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. At each balance sheet date subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. Impairment losses are reversed in subsequent years when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial assets *(continued)*

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including long-term loans and receivables, trade and other receivables, loans to a jointly controlled entity, pledged deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity
Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Group's financial liabilities, including amounts due to associates, trade and other payables and amount due to a minority shareholder, are subsequently measured at amortised cost, using the effective interest method.

Derecognition
Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the balance sheet (i.e. when the obligation specified in the relevant contract is discharged or cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Properties for sale
Completed properties and properties under development held for sale are stated at the lower of cost and net realisable value. Cost includes the cost of land, development expenditure, borrowing costs capitalised in accordance with the Group's accounting policy, and other attributable expenses. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale, determined by management based on prevailing market conditions.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessees. All other leases are classified as operating leases.

The Group as lessor
Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are recognised as an expense on a straight-line basis over the lease term.

The Group as lessee
Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rates of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the year in which the foreign operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as expenses when they fall due.

Equity-settled share-based payment transactions

Share options granted to employees after 1st July, 2005

The fair value of services received, determined by reference to the fair value of share options granted at the grant date, is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

4. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight-line basis over the respective lease term.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Property development

Revenue from properties under pre-sale arrangement prior to completion of the development is recognised on the execution of binding sales agreement or when the relevant completion certificates are issued by the respective government authorities, whichever is the later. Payments received from the purchasers prior to this stage are recorded as deposits received from sale of properties and presented as current liabilities.

Hotel investment and management

Revenue from hotel investment and management is recognised when the relevant services are provided.

Restaurant operations and food catering

Revenue from restaurant operations and food catering services is recognised when goods are delivered and services are provided.

Interest income

Interests from bank deposits, advances to jointly controlled entities undertaking infrastructure project investments, loans and other receivables are recognised on a time basis by reference to the principal outstanding and at the interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income

Dividends from investments are recognised when the Group's rights to receive payment have been established.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include available-for-sale investments, long-term loans and receivables, trade and other receivables, loans to a jointly controlled entity, pledged deposits, bank balances and cash, bank borrowings, amounts due to associates, trade and other payables, and amount due to a minority shareholder. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) ***Currency risk***

Certain trade receivables and payables of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) ***Interest rate risk***

The Group has exposures to cash flow interest rate risk regarding its loans to jointly controlled entities which carry interest at floating interest rate. Currently, interest rate risk is not hedged. However, from time to time, if interest rate fluctuates significantly, appropriate measures would be taken to manage interest rate exposure. The Group's bank balances and deposits are all short term in nature, any future variations in interest rate will not have a significant impact on the results of the Group.

(iii) ***Other price risk***

The Group is also exposed to equity security price risk through its investments in listed and unlisted equity investments. Management monitors the price movements of these assets and makes appropriate investment decisions.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 30th June, 2006 in relation to each class of recognised financial assets is the carrying amounts of those assets as stated in the consolidated balance sheet and in respect of the guarantees given by the Group is the amounts covered by the guarantees. The recoverability of each individual receivable and the Group's credit risk exposure are regularly reviewed to ensure that adequate provisions are made for impairment losses. The Group has established credit approvals and other monitoring procedures to ensure that follow-up actions are taken to minimise the potential losses from bad credit risk. In this regard, the directors of the Company consider that the Group's credit risk is adequately monitored.

The credit risk on liquid funds is limited because the counterparties are financial institutions with high credit standing.

Other than the long-term loans and receivables disclosed in note 30, the Group has no significant concentration of credit risk, with exposures adequately spread over a number of counterparties and customers.

6. TURNOVER

Turnover comprises mainly income from infrastructure project investments, property letting, agency and management, property development, hotel investment and management, restaurant operations and food catering, and is analysed as follows:

	2005 *HK$'000*	***2006*** ***HK$'000***
Infrastructure project investments	52,473	**115,508**
Property letting, agency and management	289,696	**330,636**
Property development	–	**107,849**
Hotel investment and management	179,491	**200,460**
Restaurant operations and food catering	151,488	**176,255**
Other operations	4,884	**693**
	678,032	**931,401**

Note: The turnover from infrastructure project investments shown above includes interest income from jointly controlled entities of HK$108 million (2005: HK$44 million), of which HK$43 million (2005: Nil) represents imputed interest on interest-free loans advanced by the Group to certain jointly controlled entities.

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure project investments	–	investments in expressway projects
Property investment	–	property letting, agency and management
Property development	–	development of properties
Hotel investment and management	–	hotel ownership and management
Restaurants and catering	–	restaurant operations and food catering

Segment information about these businesses is presented below.

Segment turnover
Year ended 30th June

	2005			***2006***		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	***External HK$'000***	***Inter-segment HK$'000***	***Combined HK$'000***
Infrastructure project investments	52,473	–	52,473	**115,508**	**–**	**115,508**
Property investment	289,696	23,328	313,024	**330,636**	**25,730**	**356,366**
Property development	–	–	–	**107,849**	**–**	**107,849**
Hotel investment and management	179,491	175	179,666	**200,460**	**175**	**200,635**
Restaurants and catering	151,488	–	151,488	**176,255**	**–**	**176,255**
Other operations	4,884	300	5,184	**693**	**–**	**693**
Eliminations	–	(23,803)	(23,803)	**–**	**(25,905)**	**(25,905)**
Total turnover	678,032	–	678,032	**931,401**	**–**	**931,401**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results
Year ended 30th June

	2005				***2006***			
	Company and subsidiaries HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	***Company and subsidiaries HK$'000***	***Jointly controlled entities HK$'000***	***Associates HK$'000***	***Total HK$'000***
Infrastructure project investments	16,642	888,381	–	905,023	**100,610**	**982,199**	**–**	**1,082,809**
Property investment								
- Operations	163,133	–	2,680	165,813	**187,696**	**–**	**382**	**188,078**
- Gain arising from changes in fair value of investment properties	281,166	–	–	281,166	**405,529**	**–**	**–**	**405,529**
Property development	(24,930)	101,489	–	76,559	**(506)**	**32,576**	**15,758**	**47,828**
Hotel investment and management	42,350	–	–	42,350	**55,204**	**–**	**–**	**55,204**
Restaurants and catering	7,019	–	–	7,019	**17,936**	**–**	**–**	**17,936**
Other operations	(32,104)	–	540	(31,564)	**15,166**	**–**	**424**	**15,590**
Segment results	453,276	989,870	3,220	1,446,366	**781,635**	**1,014,775**	**16,564**	**1,812,974**

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business Segments *(continued)*

	2005 HK$'000	2006 HK$'000
Segment results		
Company and subsidiaries	453,276	**781,635**
Interest and other income	107,188	**164,798**
Exchange (losses) gains	(9,703)	**15,062**
Unallocated corporate and other expenses	(85,221)	**(66,252)**
	465,540	**895,243**
Gain on disposal of a power station project	449,216	**185,755**
Gain on disposal/deemed disposal of subsidiaries	–	**294,491**
Reversal of impairment loss on an amount due from a former jointly controlled entity	–	**245,480**
Write back of warranty provisions	–	**80,000**
Gain on disposal of interests in jointly controlled entities and an associate	502,117	**–**
Finance costs	(92,182)	**(61,706)**
Share of profits of		
Jointly controlled entities	989,870	**1,014,775**
Associates	3,220	**16,564**
Profit before taxation	2,317,781	**2,670,602**
Income tax expense	(73,646)	**(68,148)**
Profit for the year	2,244,135	**2,602,454**

Assets and Liabilities
At 30th June, 2006

	Segment assets HK$'000	Interests in and loans to jointly controlled entities HK$'000	Interests in associates HK$'000	Consolidated total assets HK$'000	Segment liabilities HK$'000	Consolidated total liabilities HK$'000
Infrastructure project investments	**102,469**	**7,489,046**	**–**	**7,591,515**	**53,225**	**53,225**
Property investment	**6,631,603**	**4,000**	**19,973**	**6,655,576**	**131,822**	**131,822**
Property development	**1,585,770**	**541,608**	**3,403**	**2,130,781**	**159,275**	**159,275**
Hotel investment and management	**398,805**	**–**	**–**	**398,805**	**54,496**	**54,496**
Restaurants and catering	**118,702**	**–**	**–**	**118,702**	**19,735**	**19,735**
Other operations	**19,385**	**–**	**–**	**19,385**	**46,736**	**46,736**
	8,856,734	**8,034,654**	**23,376**	**16,914,764**	**465,289**	**465,289**
Available-for-sale investments				**194,932**		**–**
Other assets/liabilities				**4,274,733**		**823,255**
				21,384,429		**1,288,544**

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Business Segments *(continued)*

At 30th June, 2005

	Segment assets HK$'000	Interests in and loans to jointly controlled entities HK$'000	Interests in associates HK$'000	Consolidated total assets HK$'000	Segment liabilities HK$'000	Consolidated total liabilities HK$'000
Infrastructure project investments	12,081	7,256,485	–	7,268,566	48,893	48,893
Property investment	6,204,271	–	10,143	6,214,414	127,271	127,271
Property development	1,225,071	479,532	–	1,704,603	117,377	117,377
Hotel investment and management	395,382	–	–	395,382	43,581	43,581
Restaurants and catering	110,162	–	–	110,162	18,494	18,494
Other operations	119,100	–	–	119,100	464,128	464,128
	8,066,067	7,736,017	10,143	15,812,227	819,744	819,744
Investments in securities				756,078		–
Other assets/liabilities				3,082,728		896,675
				19,651,033		1,716,419

The Group's total assets less current liabilities and the Group's net current assets at 30th June, 2006 amounted to HK$20,839,057,000 (2005: HK$18,746,202,000) and HK$4,338,623,000 (2005: HK$3,327,709,000) respectively.

Other Information

	2005			**2006**		
	Capital additions HK$'000	Depreciation and amortisation HK$'000	Other non-cash expenses HK$'000	**Capital additions HK$'000**	**Depreciation and amortisation HK$'000**	**Other non-cash expenses HK$'000**
Infrastructure project investments	833	101,097	–	**223**	**112,696**	**–**
Property investment	262,693	6,136	–	**63,364**	**3,538**	**–**
Property development	12,641	915	951	**31,114**	**982**	**–**
Hotel investment and management	6,428	15,762	179	**32,087**	**17,489**	**857**
Restaurants and catering	2,537	3,598	12	**7,158**	**4,700**	**85**
Other operations	7	698	–	**28**	**674**	**–**
Unallocated	3,795	1,988	–	**1,542**	**1,983**	**–**

7. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

Geographical Segments

The Group's property investment, hotel investment and management, restaurants and catering activities are mainly carried out in Hong Kong. All the infrastructure project investments are located in the Mainland China (the "PRC") and the property development activities are carried out in Hong Kong, the PRC and Macau. The following table provides an analysis of the Group's turnover by geographical markets:

	Turnover	
	2005	***2006***
	HK$'000	***HK$'000***
Hong Kong	622,611	**705,926**
The PRC and Macau	55,421	**225,475**
	678,032	**931,401**

The following is an analysis of the carrying amounts of assets and additions to investment properties, property, plant and equipment, and properties for or under development of the Group, analysed by the geographical areas in which the assets are located:

	Assets		*Additions to investment properties, property, plant and equipment and properties for or under development*	
	2005	***2006***	*2005*	***2006***
	HK$'000	***HK$'000***	*HK$'000*	***HK$'000***
Group segment assets				
Hong Kong	7,607,712	**8,241,632**	288,498	**134,745**
The PRC	345,509	**608,985**	436	**771**
Other regions	126,211	**18,656**	–	**–**
	8,079,432	**8,869,273**	288,934	**135,516**
Other assets (Note)	11,571,601	**12,515,156**	–	**–**
	19,651,033	**21,384,429**	288,934	**135,516**

Note: Other assets shown above include interests in and loans to jointly controlled entities engaging in infrastructure project investments in the PRC, available-for-sale investments and bank deposits.

8. OTHER INCOME

	2005	***2006***
	HK$'000	***HK$'000***
Included in other income are:		
Interest from		
Defeasance and other bank deposits	66,021	**122,399**
Loans and other receivables	16,673	**17,646**
Yield on held-to-maturity debt securities (after deducting amortisation of premium on acquisition of HK$3,914,000 (2005: HK$40,826,000))	24,494	**3,822**
Gain on disposal of available-for-sale investments		
Listed equity securities	–	**20,931**
Unlisted equity investments	–	**7,958**
Exchange gains, net	–	**39,021**

9. OTHER OPERATING EXPENSES

	2005 HK$'000	**2006 HK$'000**
Included in other operating expenses are:		
Charitable donations	10,386	**22,136**
Exchange losses, net	9,703	**–**

10. GAIN ON DISPOSAL OF A POWER STATION PROJECT

The amount represents gain on disposal of the Tanjung Jati B Power Station in Indonesia recognised during the year. The power station was disposed of in 2003 for a cash consideration of US$306.2 million which was payable by instalments over a period of 39 months from July 2003 under the sale agreement. As the timing and ultimate receipt of the instalments could be materially affected by the occurrence of certain events stipulated in the loan agreements and the finance lease agreements entered into by the purchasers, including, inter alia, force majeure events which would have a material adverse effect on the construction of the plant resulting in the cancellation by the lenders of the project loan facilities granted to the purchasers, the outstanding instalments are recognised by the Group when payments are received. Up to the date of approval of these financial statements, the total consideration for disposal, after deducting related expenses, has been fully received by the Group, giving rise to a gain on disposal amounting to HK$185.8 million (2005: HK$449.2 million) recognised in the current year's consolidated income statement.

11. GAIN ON DISPOSAL/DEEMED DISPOSAL OF SUBSIDIARIES

	2005 HK$'000	**2006 HK$'000**
Gain on disposal of a subsidiary (Note a)	–	**265,387**
Gain on deemed disposal of interest in a listed subsidiary (Note b)	–	**29,104**
	–	**294,491**

Notes:

(a) During the year, the Company entered into an agreement for the disposal of the Company's entire interest in and the Group's advances to a subsidiary, Hopewell (Thailand) Limited ("HTL"), whose primary business is the undertaking of the elevated rail and road transport system project in Bangkok (the "BERTS Project"). The consideration for the disposal amounted to Thai Baht 500 million plus a sum equivalent to 20% of the excess over Thai Baht 2 billion if the total amount recoverable by HTL relating to its claims in connection with the BERTS Project exceeds Thai Baht 2 billion as specified in the agreement. However, the timing and ultimate receipt of the consideration could be materially affected by the occurrence of certain events relating to the successful recovery by HTL of its claims regarding the BERTS Project, which are uncertain. Accordingly, the consideration will only be recognised by the Group until receipt of the consideration is probable. The gain on disposal of HTL amounting to approximately HK$265 million recognised in the consolidated income statement for the year represents the net liabilities of HTL discharged by the Group on disposal.

(b) Following the exercise of the HHI Warrants by the warrants holders during the year as detailed in note 38, the Company's interest in HHI has been reduced by 1.54% to 73.24%, giving rise to a gain on deemed disposal of HK$29 million recognised in the consolidated income statement for the year.

12. REVERSAL OF IMPAIRMENT LOSS ON AN AMOUNT DUE FROM A FORMER JOINTLY CONTROLLED ENTITY/GAIN ON DISPOSAL OF INTERESTS IN JOINTLY CONTROLLED ENTITIES AND AN ASSOCIATE

	2005 HK$'000	**2006 HK$'000**
Reversal of impairment loss on an amount due from a former jointly controlled entity (Note)	–	**245,480**
Gain on disposal of interests in		
Jointly controlled entities (Note)	495,633	**–**
An associate	6,484	**–**
	502,117	**245,480**

12. REVERSAL OF IMPAIRMENT LOSS ON AN AMOUNT DUE FROM A FORMER JOINTLY CONTROLLED ENTITY/GAIN ON DISPOSAL OF INTERESTS IN JOINTLY CONTROLLED ENTITIES AND AN ASSOCIATE *(continued)*

Note: In the prior year, the Group disposed of its entire interests in the jointly controlled entities undertaking the highway and bridge project and the National Highway 105 project in Shunde, the PRC, which gave rise to a gain on disposal of approximately HK$496 million recognised by the Group. In determining the gain on disposal, the outstanding amount due from one of the jointly controlled entities of approximately HK$245 million was regarded as impaired. During the current year, such outstanding amount of HK$245 million was fully repaid by the jointly controlled entity to the Group and has been recognised in the consolidated income statement for the current year.

13. FINANCE COSTS

	2005 *HK$'000*	***2006*** ***HK$'000***
Interests on:		
Bank loans and overdrafts wholly repayable within five years	14,647	**5,636**
Notes wholly repayable within five years	18,197	**–**
Other interest expense (note 26(c))	37,860	**39,549**
Total interest	70,704	**45,185**
Note issue expenses amortised	356	**–**
Loan arrangement fees and bank charges	21,122	**16,521**
	92,182	**61,706**

14. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	2005 *HK$'000*	***2006*** ***HK$'000***
Share of profits of jointly controlled entities before amortisation of cost of investments in jointly controlled entities	1,090,683	**1,127,101**
Amortisation of cost of investments in jointly controlled entities	(100,813)	**(112,326)**
	989,870	**1,014,775**

Included in the share of profits of jointly controlled entities for the year ended 30th June, 2005 is profit from disposal of a development property by a jointly controlled entity amounted to HK$83 million.

15. PROFIT BEFORE TAXATION

	2005 *HK$'000*	***2006*** ***HK$'000***
Profit before taxation has been arrived at after charging (crediting):		
Auditors' remuneration	3,933	**4,630**
Depreciation of property, plant and equipment	26,154	**26,509**
Amortisation of prepaid land lease payments	6,875	**8,532**
Less: Amount capitalised to properties for or under development	(3,648)	**(5,305)**
	3,227	**3,227**
Rentals in respect of properties under operating leases	891	**1,095**
Staff costs (including directors' emoluments)	231,868	**243,415**
Share of tax of jointly controlled entities (included in share of profits of jointly controlled entities)	70,855	**111,577**
Share of tax of associates (included in share of profits of associates)	668	**36**
Rental income in respect of land and buildings under operating leases, less outgoings of HK$125,444,000 (2005: HK$118,821,000)	(164,558)	**(197,250)**

16. INCOME TAX EXPENSE

	2005 HK$'000	**2006 HK$'000**
Hong Kong Profits Tax		
Current year	8,633	**12,585**
Overprovision in respect of prior years	–	**(16,525)**
	8,633	**(3,940)**
Taxation elsewhere		
Current year	8,306	**11,610**
Overprovision in respect of prior years	–	**(18,144)**
	16,939	**(10,474)**
Deferred tax (note 43)	56,707	**78,622**
	73,646	**68,148**

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profit for the year.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

Details of deferred taxation are set out in note 43.

The income tax expense can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005 HK$'000	**2006 HK$'000**
Profit before taxation	2,317,781	**2,670,602**
Tax at Hong Kong Profits Tax rate of 17.5% (2005: 17.5%)	405,612	**467,355**
Tax effect of expenses not deductible for tax purposes	34,689	**20,204**
Tax effect of income not taxable for tax purposes	(109,066)	**(170,248)**
Tax effect of tax losses not recognised	6,535	**6,851**
Tax effect of utilisation of tax losses not previously recognised	(11,546)	**(6,021)**
Tax effect of utilisation of deductible temporary differences not previously recognised	(78,613)	**(32,507)**
Tax effect of share of profits of jointly controlled entities and associates	(173,791)	**(180,484)**
Overprovision in respect of prior years	–	**(34,669)**
Effect of different tax rates of subsidiaries operating in other jurisdictions	730	**(1,856)**
Others	(904)	**(477)**
Income tax expense	73,646	**68,148**

17. DIVIDENDS

	2005 *HK$'000*	***2006*** ***HK$'000***
Dividends paid		
Final dividend for the year ended 30th June, 2005 of HK38 cents per share (2005: year ended 30th June, 2004 of HK30 cents per share)	268,931	**341,454**
Interim dividend for the year ended 30th June, 2006 of HK36 cents per share (2005: year ended 30th June, 2005 of HK12 cents per share)	107,768	**323,447**
2005: special interim dividend for the year ended 30th June, 2005 of HK30 cents per share	269,421	**–**
	646,120	**664,901**
Dividend proposed		
Final dividend for the year ended 30th June, 2006 of HK48 cents per share (2005: year ended 30th June, 2005 of HK38 cents per share)	341,229	**431,311**

The proposed final dividend of HK48 cents per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these financial statements.

18. EARNINGS PER SHARE

	2005 *HK$'000*	***2006*** ***HK$'000***
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Profit for the year attributable to equity holders of the Company	1,907,333	**2,249,896**
Effect of dilutive potential ordinary shares of HHI (note 38):		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants and share options issued	(4,109)	**(3,803)**
Earnings for the purposes of diluted earnings per share	1,903,224	**2,246,093**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purposes of basic earnings per share	895,900,603	**898,379,751**
Effect of dilutive potential ordinary shares:		
Share options	1,364,784	**280,799**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	897,265,387	**898,660,550**

18. EARNINGS PER SHARE *(continued)*

Impact of changes in accounting policies

The following table summarises the impact on basic earnings per share as a result of changes in accounting policies as described in notes 2 and 3:

	2005 *HK$*	***2006*** ***HK$***
Figures before changes in accounting policies	1.86	**2.08**
Effect of changes in accounting policies (see notes 2 and 3)	0.27	**0.42**
Figures after changes in accounting policies	2.13	**2.50**

19. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

The emoluments paid or payable to the Company's directors are as follows:

	Year ended 30th June, 2006				
	Directors' fees HK$'000	*Basic salaries, allowances and benefits-in-kind HK$'000*	*Bonus HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung Wu	**600**	**4,500**	**–**	**–**	**5,100**
Mr. Eddie Ping Chang Ho	**500**	**3,492**	**–**	**–**	**3,992**
Mr. Josiah Chin Lai Kwok	**200**	**3,000**	**–**	**12**	**3,212**
Mr. Thomas Jefferson Wu	**400**	**3,354**	**–**	**24**	**3,778**
Mr. Henry Hin Moh Lee	**200**	**1,000**	**–**	**–**	**1,200**
Mr. Robert Van Jin Nien	**200**	**1,430**	**–**	**12**	**1,642**
Mr. Guy Man Guy Wu	**200**	**–**	**–**	**–**	**200**
Lady Ivy Sau Ping Kwok Wu	**200**	**–**	**–**	**–**	**200**
Ms. Linda Lai Chuen Loke	**200**	**–**	**–**	**–**	**200**
Mr. Albert Kam Yin Yeung	**200**	**1,638**	**–**	**12**	**1,850**
Mr. Barry Chung Tat Mok	**351**	**1,585**	**–**	**8**	**1,944**
Mr. David Yau-gay Lui	**200**	**–**	**–**	**–**	**200**
Mr. Carmelo Ka Sze Lee	**200**	**–**	**–**	**–**	**200**
Mr. Andy Lee Ming Cheung	**200**	**1,573**	**–**	**12**	**1,785**
Mr. Eddie Wing Chuen Ho Junior	**200**	**819**	**–**	**12**	**1,031**
Mr. Lee Yick Nam	**400**	**–**	**–**	**–**	**400**
Mr. Colin Henry Weir	**83**	**2,662**	**–**	**5**	**2,750**
	4,534	**25,053**	**–**	**97**	**29,684**

19. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES *(continued)*

(a) Directors' emoluments *(continued)*

	Year ended 30th June, 2005				
	Directors' fees HK$'000	*Basic salaries, allowances and benefits-in-kind HK$'000*	*Bonus HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung Wu	600	4,500	–	–	5,100
Mr. Eddie Ping Chang Ho	500	3,600	–	–	4,100
Mr. Josiah Chin Lai Kwok	200	3,000	–	12	3,212
Mr. Thomas Jefferson Wu	400	3,354	–	24	3,778
Mr. Henry Hin Moh Lee	200	1,000	–	–	1,200
Mr. Robert Van Jin Nien	200	1,430	–	12	1,642
Mr. Guy Man Guy Wu	200	–	–	–	200
Lady Ivy Sau Ping Kwok Wu	200	–	–	–	200
Ms. Linda Lai Chuen Loke	200	–	–	–	200
Mr. Albert Kam Yin Yeung	200	1,638	126	12	1,976
Mr. David Yau-gay Lui	200	–	–	–	200
Mr. Carmelo Ka Sze Lee	200	–	–	–	200
Mr. Andy Lee Ming Cheung	200	1,573	121	12	1,906
Mr. Eddie Wing Chuen Ho Junior	200	819	63	12	1,094
Mr. Lee Yick Nam	363	–	–	–	363
Mr. Colin Henry Weir	200	2,096	–	12	2,308
	4,263	23,010	310	96	27,679

Other than fees of HK$800,000 (2005: HK$763,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company and details of their emoluments have been disclosed above.

20. INVESTMENT PROPERTIES

	The Group	
	2005 HK$'000	***2006 HK$'000***
Investment properties at fair value		
At beginning of the year	5,562,962	**6,116,284**
Additions	258,464	**59,820**
Reclassified from property, plant and equipment	13,692	**–**
Disposals	–	**(44,289)**
Increase in fair value recognised in consolidated income statement	281,166	**405,529**
At end of the year	6,116,284	**6,537,344**

The Group's investment properties comprises:

	2005 HK$'000	***2006 HK$'000***
Land and buildings in Hong Kong on		
Long leases	3,049,910	**3,268,730**
Medium-term leases	3,066,374	**3,268,614**
	6,116,284	**6,537,344**

20. INVESTMENT PROPERTIES *(continued)*

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The fair value of the Group's investment properties at 30th June, 2006 has been arrived at on the basis of a valuation carried out on that date by Savills Valuation and Professional Services Limited ("Savills"), independent professional property valuers not connected with the Group. The valuation report on these properties is signed by a director of Savills who is a member of The Hong Kong Institute of Surveyors ("HKIS"), and the valuation, which is prepared in accordance with The HKIS Valuation Standards on Properties (First Edition 2005) published by HKIS, was arrived at by reference to market evidence of transaction prices for similar properties or on the basis of capitalisation of net rental income from properties.

21. PROPERTY, PLANT AND EQUIPMENT

	Buildings in Hong Kong			
	Hotel property HK$'000	*Other properties HK$'000*	*Other assets HK$'000*	*Total HK$'000*
The Group				
COST				
At 1st July, 2004	369,543	174,511	292,871	836,925
Additions	–	2,922	15,360	18,282
Reclassified to investment properties	–	–	(13,692)	(13,692)
Disposals	–	–	(11,872)	(11,872)
At 30th June, 2005	369,543	177,433	282,667	829,643
Additions	–	1,644	43,800	45,444
Disposals	–	–	(1,254)	(1,254)
Disposal of a subsidiary	–	–	(624)	(624)
At 30th June, 2006	**369,543**	**179,077**	**324,589**	**873,209**
DEPRECIATION				
At 1st July, 2004	96,080	43,299	235,303	374,682
Provided for the year	7,391	3,633	15,130	26,154
Eliminated on disposals	–	–	(11,820)	(11,820)
At 30th June, 2005	103,471	46,932	238,613	389,016
Provided for the year	7,392	3,691	15,426	26,509
Eliminated on disposals	–	–	(933)	(933)
Eliminated on disposal of a subsidiary	–	–	(187)	(187)
At 30th June, 2006	**110,863**	**50,623**	**252,919**	**414,405**
CARRYING VALUES				
At 30th June, 2005	266,072	130,501	44,054	440,627
At 30th June, 2006	**258,680**	**128,454**	**71,670**	**458,804**

21. PROPERTY, PLANT AND EQUIPMENT *(continued)*

An analysis of the carrying values of the buildings in Hong Kong is as follows:

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Hotel property on land under medium-term leases	266,072	**258,680**
Other properties on land under		
Long leases	16,260	**16,671**
Medium-term leases	114,241	**111,783**
	130,501	**128,454**

The above items of property, plant and equipment are depreciated over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight-line method, as follows:

Category of assets	***Estimated useful lives***
Buildings	50 years or the remaining term of the lease of the land on which the buildings are located, whichever is shorter
Other assets	3 to 10 years

22. PREPAID LAND LEASE PAYMENTS

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
The Group's prepaid land lease payments comprise:		
Leasehold land in Hong Kong on		
Long leases	656,185	**843,196**
Medium-term leases	141,659	**138,206**
	797,844	**981,402**
Analysed for reporting purposes as		
Non-current asset	790,970	**972,953**
Current asset	6,874	**8,449**
	797,844	**981,402**

23. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2005	***2006***
	HK$'000	***HK$'000***
Unlisted shares		
At cost less impairment	24,568	**603**
At directors' 1972 valuation less impairment	3,245	**–**
	27,813	**603**
Shares listed in Hong Kong, at cost	–	**992**
	27,813	**1,595**
Market value of listed shares	–	**1,170**

Particulars of the principal subsidiaries are set out in note 50.

24. AMOUNTS DUE FROM SUBSIDIARIES

	The Company	
	2005	***2006***
	HK$'000	***HK$'000***
Amounts due from subsidiaries, less allowances		
Interest bearing	–	**176,501**
Interest free	13,396,525	**–**
	13,396,525	**176,501**

The amount due from a subsidiary amounting to HK$177 million at 30th June, 2006, which is unsecured and repayable more than one year from the balance sheet date, carries interest ranging from 4.6% to 5.9% per annum which is based on Hong Kong Inter-bank Offered Rate plus a specific margin. The directors consider that the carrying amount of the amount at 30th June, 2006 approximates its fair value.

25. PROPERTIES FOR OR UNDER DEVELOPMENT

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
COST		
At beginning of the year	189,207	**201,395**
Additions	12,188	**30,252**
At end of the year	201,395	**231,647**

Included in the cost of properties for or under development is net interest capitalised totalling HK$55.4 million (2005: HK$55.4 million).

26. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2005	**2006**
	HK$'000	**HK$'000**
Expressway and property projects in the PRC		
Unlisted investments, at cost	5,411,604	**5,865,933**
Share of post acquisition reserves	1,505,102	**1,562,129**
Less: Accumulated amortisation	(442,446)	**(554,772)**
	6,474,260	**6,873,290**
Property development project in Macau		
Unlisted investment, at cost	4,850	**4,850**
Share of post acquisition reserves	47,104	**67,364**
	51,954	**72,214**
Other unlisted investments	–	**4,000**
	6,526,214	**6,949,504**

Notes:

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) Phase I of the Guangzhou-Shenzhen-Zhuhai Superhighway ("GS Superhighway")

The GS Superhighway is undertaken by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a joint venture company established in the PRC. The operation period is 30 years from GS Superhighway's official opening date. The Group's entitlement to the profit of the toll operations of GS Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath the GS Superhighway for a period of 30 years commencing on the date of completion of GS Superhighway. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC partner without compensation.

GS Superhighway JV has also been granted the rights to develop parcels of land within certain interchanges of the GS Superhighway for sale or rental with certain land premium to be waived. Detailed terms of such grant have yet to be finalised.

GS Superhighway was officially opened in July 1997.

(b) Phases II and III of the Guangzhou-Shenzhen-Zhuhai Superhighway ("Western Delta Route")

The Western Delta Route, comprising a major transportation route in Western Pearl River Delta to be developed in three phases, is undertaken by Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), a joint venture company established in the PRC. The joint venture co-operation period of phase I of the project ("Phase I West") is 30 years commencing from 17th September, 2003. The Group is entitled to 50% of the profits from the operation of West Route JV arising from Phase I West. At the end of the joint venture co-operation period, all the immovable assets and facilities in relation to Phase I West will revert to the PRC government without compensation. Phase I West was opened in April, 2004.

The project commitments regarding phase II ("Phase II West") and phase III ("Phase III West") of the project are disclosed in note 45(a).

(c) Ring Road project in Guangzhou

The construction, operation and management of the Guangzhou East-South-West Ring Road ("ESW Ring Road") are undertaken by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a joint venture company established in the PRC for this purpose. The operation period shall be approximately 30 years commencing from January 2002.

The Group is entitled to 45% of the net cash surplus of Ring Road JV for the initial ten years of the operation period and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the operation period. At the end of the operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation. The ESW Ring Road was officially opened in January 2002.

Ring Road JV has in the past raised bank loans to finance the development of its road project. The interests of such bank loans were reimbursed by the Hong Kong joint venture partners. During the year, interest reimbursed to Ring Road JV by the Group under such arrangement amounted to approximately HK$40 million (2005: HK$38 million).

(d) Property development project in Macau

The investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a company incorporated and operating in Macau engaging principally in property development.

Subsequent to the balance sheet date, the occupation permit regarding certain properties developed by Nova Taipa was issued. Profit from sale of these properties will be recognised in the financial statements of Nova Taipa in the ensuing year.

26. INTERESTS IN JOINTLY CONTROLLED ENTITIES *(continued)*

The summarised financial information in respect of the Group's jointly controlled entities which are accounted for using the equity method is set out below:

	2005 *HK$'000*	***2006*** ***HK$'000***
Current assets	2,234,156	**3,603,120**
Non-current assets	16,003,196	**16,425,608**
Current liabilities	725,512	**2,439,526**
Non-current liabilities	12,397,555	**12,205,984**
Income	3,347,595	**4,003,989**
Expenses	1,315,614	**1,762,096**

27. INTERESTS IN ASSOCIATES

	The Group	
	2005 *HK$'000*	***2006*** ***HK$'000***
Cost of investments, unlisted	706	**522**
Share of post acquisition profits and reserves, net of dividends received	9,437	**22,854**
	10,143	**23,376**

	The Company	
	2005 *HK$'000*	***2006*** ***HK$'000***
Unlisted shares, at cost	401	**401**

Particulars of the principal associates are set out in note 51.

The summarised financial information in respect of the Group's associates is set out below:

	2005 *HK$'000*	***2006*** ***HK$'000***
Total assets	76,180	**77,932**
Total liabilities	(33,130)	**(18,578)**
Net assets	43,050	**59,354**
Group's share of net assets of associates	10,143	**23,376**
Revenue	16,857	**49,120**
Profit for the year	7,887	**44,667**
Group's share of profits of associates for the year	3,220	**16,564**

28. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments at 30th June, 2006 are set out below:

	The Group *HK$'000*	*The Company* *HK$'000*
Unlisted equity investments, at cost	**18,682**	**3,000**
Equity securities listed in Hong Kong, at fair value	**176,250**	**–**
	194,932	**3,000**
Market value of equity securities	**176,250**	**–**

The fair values of the listed equity securities have been determined by reference to the bid prices quoted on the Hong Kong Stock Exchange.

The unlisted equity investments are measured at cost because the directors of the Company are of the opinion that the fair value of these investments cannot be measured reliably as the information regarding the measurement of the fair value is not available.

29. INVESTMENTS IN SECURITIES

Investments in securities at 30th June, 2005 are set out below. Upon the application of HKAS 39 on 1st July, 2005, investments in securities were reclassified to appropriate categories under HKAS 39 (see Note 3 for details).

	The Group *HK$'000*	*The Company* *HK$'000*
Held-to-maturity debt securities listed overseas (Note)	737,591	–
Investment securities		
Unlisted equity investments, at cost	92,403	3,000
Less: Impairment loss recognised	(70,289)	–
	22,114	3,000
	759,705	3,000
Carrying amount analysed for reporting purposes:		
Non-current	22,114	3,000
Current	737,591	–
	759,705	3,000

Note: During the year, held-to-maturity debt securities were redeemed upon maturity.

30. LONG-TERM LOANS AND RECEIVABLES

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Loans to jointly controlled entities	1,209,803	**1,085,150**
Proceeds on disposal of a jointly controlled entity and property receivable	147,290	**96,224**
	1,357,093	**1,181,374**
Less: Amounts due within one year classified under current assets:		
Loans to a jointly controlled entity	(10,870)	**(45,620)**
Proceeds on disposal of a jointly controlled entity and property receivable (included in trade and other receivables)	(129,740)	**(96,224)**
	1,216,483	**1,039,530**
Analysis of long-term loans and receivables:		
Interest bearing at commercial lending rates	173,938	**284,804**
Interest bearing at a fixed rate of 6% to 7% per annum	433,364	**429,394**
Interest free	749,791	**467,176**
	1,357,093	**1,181,374**

The loans to jointly controlled entities are unsecured and with no fixed repayment terms except for an aggregate amount of HK$616 million (2005: HK$782 million) which are repayable out of the net cash surplus from the operations of the relevant jointly controlled entities.

The interest-free long-term loans and receivables amounting to HK$467 million at 30th June, 2006 were measured based on the present value of the estimated future cash flows discounted at the effective interest rate computed at initial recognition.

The effective interest rates on the long-term loans and receivables in respect of the year range from 6% to 8% per annum (2005: 5% to 7% per annum).

The directors consider the carrying amount of the long-term loans and receivables at 30th June, 2006 approximates their fair value.

31. INVENTORIES

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Hotel and restaurant inventories	9,333	**11,537**

The cost of inventories recognised as an expense during the year amounted to HK$108,844,000 (2005: HK$90,646,000).

32. PROPERTIES FOR SALE

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Properties		
Under development	355,968	**337,281**
Completed	3,762	**124,813**
	359,730	**462,094**

33. OTHER FINANCIAL ASSETS

Trade and other receivables

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Receivables aged		
0 - 30 days	16,301	**56,027**
31 - 60 days	4,353	**7,964**
Over 60 days	5,889	**6,823**
Interest on defeasance, bank deposits and other receivables	19,598	**2,519**
Proceeds on disposal of investment and property, plant and equipment receivable	152,586	**229,948**
Retentions receivable	314	–
Dividend from a jointly controlled entity receivable	323,016	**352,836**
	522,057	**656,117**

The directors consider that the carrying amounts of trade and other receivables of the Group and the Company approximate their respective fair value.

Pledged deposits

The amount represents deposits pledged by HTL to a bank to secure a performance bond of the same amount issued by the bank in connection with the BERTS Project referred to in note 11(a). The deposits, which carried interest ranging from 0.5% to 1% (2005: 0.5%) per annum which was based on prevailing bank deposits rates, were disposed of following the disposal of HTL.

Bank balances and cash

Bank balances and cash comprise cash held by the Group and bank deposits with maturity of three months or less which carry interest at prevailing market interest rates ranging from 1.5% to 4.9% (2005: 1.2% to 3.4%) per annum.

The directors consider that the carrying amounts of the bank balances and cash of the Group and the Company approximate their respective fair value.

34. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Payables due		
0 - 30 days	246,308	**159,362**
31 - 60 days	3,348	**6,476**
Over 60 days	148,215	**150,973**
Retentions payable	1,943	**13,393**
Development expenditure payable (Note)	359,808	–
	759,622	**330,204**

Note: The development expenditure payable at 30th June, 2005 represents construction and plant costs incurred by the Group in connection with the its overseas infrastructure project, the development of which has been suspended. Such development expenditure payable has been discharged following the disposal of the subsidiary undertaking the overseas infrastructure project during the year.

The directors consider that the carrying amounts of trade and other payables of the Group and the Company approximate their respective fair value.

35. AMOUNTS DUE TO ASSOCIATES

The amounts due to associates are unsecured, interest free and repayable on demand.

The directors consider that the carrying amounts of the amounts due to associates of the Group and the Company approximate their respective fair value.

36. AMOUNTS DUE FROM/TO SUBSIDIARIES

The amounts due from/to subsidiaries are unsecured, interest free and repayable on demand.

The directors consider that the carrying amounts of the amounts due from/to subsidiaries approximate their respective fair value.

37. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount due to a minority shareholder is unsecured and interest free with no fixed repayment terms.

The directors consider that the carrying amount of the amount due to a minority shareholder approximates its fair value.

38. SHARE CAPITAL

	Number of shares		*Nominal value*	
	2005	***2006***	*2005*	***2006***
	'000	***'000***	*HK$'000*	***HK$'000***
The Group and the Company				
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid				
At beginning of the year	884,082	**897,970**	2,210,205	**2,244,925**
Issued during the year	14,955	**595**	37,388	**1,488**
Repurchased during the year	(1,067)	**–**	(2,668)	**–**
At end of the year	897,970	**898,565**	2,244,925	**2,246,413**

During the year, the Company issued a total of 595,000 (2005: 14,955,000) ordinary shares of HK$2.50 each for a total cash consideration of HK$10,175,000 (2005: HK$127,441,000) pursuant to the exercise of the share options granted by the Company. These shares rank pari passu in all respects with the other shares in issue.

During the year ended 30th June, 2005, the Company repurchased 1,067,000 ordinary shares of the Company on the Hong Kong Stock Exchange, all of which have been cancelled, as follows:

Month	***Number of ordinary shares repurchased***	***Purchase price per share***		***Total consideration paid (including transaction costs)***
		Highest	***Lowest***	
	'000	***HK$***	***HK$***	***HK$'000***
2005				
January	717	19.10	17.75	13,209
February	250	19.60	19.55	4,903
March	100	17.95	17.95	1,800
	1,067			19,912

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Company.

38. SHARE CAPITAL *(continued)*

Share option schemes

(a) ***The Company***

In 1994, the Company adopted a share option scheme ("HHL 1994 Scheme") which was effective for a period of 10 years. Pursuant to an ordinary resolution passed on 21st October, 2003, a new share option scheme ("HHL 2003 Scheme") was adopted with effect from 1st November, 2003 to replace the HHL 1994 Scheme. The principal purpose of these schemes are to provide incentives to directors and eligible employees. The Board is authorised under the share option scheme adopted to grant options to executive directors and employees of the Company or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 1994 Scheme and HHL 2003 Scheme, options granted must be taken up within 28 days and 14 days respectively from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received.

Upon termination of the HHL 1994 Scheme on 1st November, 2003, no further options may be granted thereunder. However, all options granted under the HHL 1994 Scheme shall continue to be subject to the provisions of this scheme.

The following table discloses details of share options which were granted by the Company at nominal consideration and movements in such holdings:

		Number of shares under options granted						
	Subscription	*Outstanding*	*Movements during the year*			*At 30th June, 2005*		*Closing prices*
Date of grant	*price per share HK$*	*at 1st July, 2004*	*Granted*	*Exercised*	*Cancelled/ lapsed*	*Outstanding*	*Exercisable*	*at the date of exercise HK$*
Directors								
HHL 1994 Scheme								
28th March, 2002	6.15	1,000,000	–	(1,000,000)	–	–	–	16.05
1st April, 2002	6.15	1,000,000	–	(1,000,000)	–	–	–	16.40, 17.15
3rd April, 2002	6.15	2,400,000	–	(2,400,000)	–	–	–	16.40, 17.15
9th September, 2003	9.55	8,000,000	–	(8,000,000)	–	–	–	16.40
HHL 2003 Scheme								
8th September, 2004	17.10	–	2,700,000	(755,000)	–	1,945,000	1,945,000	18.35, 18.45 18.15
		12,400,000	2,700,000	(13,155,000)	–	1,945,000	1,945,000	
Employees								
HHL 1994 Scheme								
2nd April, 2002	6.15	1,800,000	–	(1,800,000)	–	–	–	16.40, 17.15
		14,200,000	2,700,000	(14,955,000)	–	1,945,000	1,945,000	
Weighted average exercise price		HK$8.07	HK$17.10	HK$8.52	N/A	HK$17.10	HK$17.10	

38. SHARE CAPITAL *(continued)*

Share option schemes *(continued)*

(a) *The Company* (continued)

Date of grant	Subscription price per share HK$	Number of shares under options granted: Outstanding at 1st July, 2005	Movements during the year: Granted	Movements during the year: Exercised	Movements during the year: Cancelled/ lapsed	At 30th June, 2006: Outstanding	At 30th June, 2006: Exercisable	Closing prices at the date of exercise HK$
Directors								
HHL 2003 Scheme								
8th September, 2004	17.10	1,945,000	-	(595,000)	-	1,350,000	1,350,000	21.20, 20.00
2nd September, 2005	19.94	-	2,500,000	-	-	2,500,000	1,250,000	N/A
		1,945,000	2,500,000	(595,000)	-	3,850,000	2,600,000	
Weighted average exercise price		HK$17.10	HK$19.94	HK$17.10	N/A	HK$18.94	HK$18.47	

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

The options granted on 8th September, 2004 under the HHL 2003 Scheme are exercisable within a period of three years from the date of grant while the options granted on 2nd September, 2005 under the HHL 2003 Scheme are exercisable in the following manner:

No. of share options	*Vesting period*	*Exercisable period*
1,250,000	2nd September, 2005 to 1st March, 2006	2nd March, 2006 to 1st March, 2009
1,250,000	2nd September, 2005 to 1st March, 2007	2nd March, 2007 to 1st March, 2009
2,500,000		

Save as disclosed above, no options were granted, exercised, cancelled or lapsed during either of the years presented.

On 2nd September, 2005, the Company granted options under the HHL 2003 Scheme at nominal consideration to a director to subscribe for a total of 2,500,000 shares in the Company. The fair values of the options granted on that date are HK$6,819,000 which were calculated using the Binomial model. The inputs into the model were as follows:

Weighted average share price (at grant date)	HK$19.6
Exercise price	HK$19.94
Expected volatility	23.3%
Expected life	3.4 years
Risk-free rate	3.66%
Expected dividend yield	4.1%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous year. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

The Group recognised the total expense of HK$5,295,000 for the year (2005: Nil) in relation to share options granted by the Company.

38. SHARE CAPITAL *(continued)*

Share option schemes *(continued)*

(b) HHI

A share option scheme ("HHI Scheme") was adopted by HHI pursuant to the written resolutions of the shareholder of HHI passed on 16th July, 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16th July, 2003. The HHI Scheme shall be valid and effective for a period of 10 years and the principal purpose of which is to provide incentives to directors and eligible employees. The Board of HHI is authorised to grant options under the HHI Scheme to executive directors and employees of the Company, HHI or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in HHI.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the income statement when received.

The following table discloses the details of share options granted under the HHI Scheme by HHI to its directors and employees, who are not directors of the Company, at nominal consideration:

		Number of shares under options granted						
Date of grant	Subscription price per share HK$	Outstanding at 1st July, 2004	Movements during the year: Granted	Movements during the year: Exercised	Movements during the year: Cancelled/ lapsed	At 30th June, 2005: Outstanding	At 30th June, 2005: Exercisable	Closing prices at the date of exercise HK$
8th September, 2004	4.875	–	2,800,000	(400,000)	–	2,400,000	2,400,000	6.00
13th September, 2004	4.880	–	2,000,000	(2,000,000)	–	–	–	4.9, 5.15, 4.8
		–	4,800,000	(2,400,000)	–	2,400,000	2,400,000	
Weighted average exercise price		N/A	HK$4.88	HK$4.88	N/A	HK$4.875	HK$4.875	

		Number of shares under options granted						
Date of grant	Subscription price per share HK$	Outstanding at 1st July, 2005	Movements during the year: Granted	Movements during the year: Exercised	Movements during the year: Cancelled/ lapsed	At 30th June, 2006: Outstanding	At 30th June, 2006: Exercisable	Closing prices at the date of exercise HK$
8th September, 2004	4.875	2,400,000	–	–	–	2,400,000	2,400,000	N/A
Weighted average exercise price		HK$4.875	N/A	N/A	N/A	HK$4.875	HK$4.875	

The options are exercisable within a period of three years from the dates of grant of the options.

HHI Warrants

In connection with the listing of the shares in HHI in 2003, HHI issued warrants to the Company's shareholders which entitle the holders thereof to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three-year period commencing on 6th August, 2003. The HHI Warrants are listed on the Hong Kong Stock Exchange.

During the year, 61,235,525 (2005: 5,392,715) HHI warrants carrying an aggregate subscription price of HK$255,964,495 (2005: HK$22,541,549) were exercised by the warrant holders resulting in the issuance of 61,235,525 (2005: 5,392,715) ordinary shares in HHI. A total of 20,315,350 HHI warrants remained outstanding at the balance sheet date.

39. SHARE PREMIUM AND RESERVES

	Attributable to equity holders of the Company												
	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Investment property revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000	Investment revaluation reserve HK$'000	Share option reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st July, 2004													
As originally stated	8,558,817	-	83,010	2,131,845	(5,682)	57,421	-	-	268,631	1,561,260	12,655,302	2,418,947	15,074,249
Effect of changes in accounting policies (note 3)	-	-	-	(2,131,845)	-	-	-	-	-	1,365,292	(766,553)	-	(766,553)
Transfer between categories	-	-	-	-	-	-	-	-	(268,631)	268,631	-	-	-
As restated	8,558,817	-	83,010	-	(5,682)	57,421	-	-	-	3,195,183	11,888,749	2,418,947	14,307,696
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	-	-	-	-	1,485	-	-	-	-	-	1,485	(1,668)	(183)
Share of reserves of jointly controlled entities and associates	-	-	-	-	(5,956)	-	-	-	-	-	(5,956)	-	(5,956)
Net expense recognised directly in equity	-	-	-	-	(4,471)	-	-	-	-	-	(4,471)	(1,668)	(6,139)
Realised on disposal of interest in jointly controlled entities	-	-	-	-	2,839	-	-	-	-	-	2,839	-	2,839
Profit for the year	-	-	-	-	-	-	-	-	-	1,907,333	1,907,333	336,802	2,244,135
Total recognised (expense) income for the year	-	-	-	-	(1,632)	-	-	-	-	1,907,333	1,905,701	335,134	2,240,835
Issue of shares	90,053	-	-	-	-	-	-	-	-	-	90,053	-	90,053
Shares issue expenses	(52)	-	-	-	-	-	-	-	-	-	(52)	-	(52)
Repurchase of shares	-	2,668	-	-	-	-	-	-	-	(19,912)	(17,244)	-	(17,244)
Proceeds from exercise of warrants issued by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	22,542	22,542
Capital contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	11,710	11,710
Dividends and distributions to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(319,731)	(319,731)
Transfers between reserves	-	-	-	-	-	6,321	-	-	-	(6,321)	-	-	-
Dividends paid (note 17)	-	-	-	-	-	-	-	-	-	(646,120)	(646,120)	-	(646,120)
At 30th June, 2005 (as restated)	8,648,818	2,668	83,010	-	(7,314)	63,742	-	-	-	4,430,163	13,221,087	2,468,602	15,689,689
Effect of changes in accounting policies (note 3)	-	-	-	-	-	-	-	-	-	61,617	61,617	20,788	82,405
At 1st July, 2005	8,648,818	2,668	83,010	-	(7,314)	63,742	-	-	-	4,491,780	13,282,704	2,489,390	15,772,094

39. SHARE PREMIUM AND RESERVES *(continued)*

	Attributable to equity holders of the Company												
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Investment property revaluation reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Dividend reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	-	-	-	-	78,460	-	-	-	-	-	78,460	23,151	101,611
Gain arising from changes in fair value of available-for-sale investments	-	-	-	-	-	-	48,191	-	-	-	48,191	-	48,191
Net income recognised directly in equity	-	-	-	-	78,460	-	48,191	-	-	-	126,651	23,151	149,802
Transfer to consolidated income statement on disposal of available-for-sale investments	-	-	-	-	-	-	(20,931)	-	-	-	(20,931)	-	(20,931)
Profit for the year	-	-	-	-	-	-	-	-	-	2,249,896	2,249,896	352,558	2,602,454
Total recognised income for the year	-	-	-	-	78,460	-	27,260	-	-	2,249,896	2,355,616	375,709	2,731,325
Issue of shares	8,687	-	-	-	-	-	-	-	-	-	8,687	-	8,687
Shares issue expenses	(9)	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Proceeds from exercise of warrants issued by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	255,964	255,964
Dividends and distributions to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	(218,249)	(218,249)
Recognition of equity-settled share-based payments	-	-	-	-	-	-	-	5,295	-	-	5,295	-	5,295
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(992)	(992)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(1,092)	(1,092)
Deemed disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(38,650)	(38,650)
Transfers between reserves	-	-	-	-	-	7,213	-	-	-	(7,213)	-	-	-
Dividends paid (note 17)	-	-	-	-	-	-	-	-	-	(664,901)	(664,901)	-	(664,901)
At 30th June, 2006	**8,657,496**	**2,668**	**83,010**	**–**	**71,146**	**70,955**	**27,260**	**5,295**	**–**	**6,069,562**	**14,987,392**	**2,862,080**	**17,849,472**

39. SHARE PREMIUM AND RESERVES *(continued)*

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Share option reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
The Company							
At 1st July, 2004, as originally stated	8,558,817	–	9,872	–	268,631	1,706,033	10,543,353
Transfer between categories	–	–	–	–	(268,631)	268,631	–
At 1st July, 2004, as restated	8,558,817	–	9,872	–	–	1,974,664	10,543,353
Profit for the year and total income recognised for the year	–	–	–	–	–	1,418,790	1,418,790
Issue of shares	90,053	–	–	–	–	–	90,053
Shares issue expenses	(52)	–	–	–	–	–	(52)
Repurchase of shares	–	2,668	–	–	–	(19,912)	(17,244)
Dividends paid (note 17)	–	–	–	–	–	(646,120)	(646,120)
At 30th June, 2005	8,648,818	2,668	9,872	–	–	2,727,422	11,388,780
Profit for the year and total income recognised for the year	–	–	–	–	–	522,335	522,335
Issue of shares	8,687	–	–	–	–	–	8,687
Shares issue expenses	(9)	–	–	–	–	–	(9)
Recognition of equity-settled share based payments	–	–	–	5,295	–	–	5,295
Dividends paid (note 17)	–	–	–	–	–	(664,901)	(664,901)
At 30th June, 2006	**8,657,496**	**2,668**	**9,872**	**5,295**	**–**	**2,584,856**	**11,260,187**

40. BANK BORROWINGS

	The Group	
	2005 HK$'000	**2006 HK$'000**
Unsecured bank loans repayable between two and five years	55,000	–

The bank borrowings, which carried interest at floating rates, were denominated in the functional currencies of the relevant group entity. The average effective borrowing rates range from 3.6% to 5.1% (2005: 0.7% to 3.9%) per annum.

41. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries, which are unsecured and interest free, have been reclassified as current.

42. AMOUNTS DUE TO ASSOCIATES

The amounts due to associates, which are unsecured and interest free, have been reclassified as current.

43. DEFERRED TAX LIABILITIES

The following are the major deferred tax liabilities recognised by the Group and movements thereon during the current and prior reporting periods.

	Accelerated tax depreciation HK$'000	*Fair value adjustments on investment properties HK$'000*	*Arising from business combinations (Note) HK$'000*	*Tax losses HK$'000*	*Others HK$'000*	*Total HK$'000*
At 1st July, 2004, before accounting for effects of changes in accounting policies	127,113	(58,376)	35,161	(57,257)	8,016	54,657
Effects of changes in accounting policies (note 3)	(11,924)	404,957	222,696	(146,602)	–	469,127
At 1st July, 2004, as restated	115,189	346,581	257,857	(203,859)	8,016	523,784
Charge (credit) to income statement	18,140	49,204	(775)	(8,961)	(901)	56,707
At 30th June, 2005, as restated	133,329	395,785	257,082	(212,820)	7,115	580,491
Charge (credit) to income statement	14,638	82,646	(10,874)	152	(7,940)	78,622
At 30th June, 2006	**147,967**	**478,431**	**246,208**	**(212,668)**	**(825)**	**659,113**

Note: Such deferred tax liabilities are attributable to taxable temporary differences arising on initial recognition of assets which were acquired in business combinations.

The deferred tax assets and liabilities have been offset for the purposes of balance sheet presentation.

At the balance sheet date, the Group had available unused tax losses of HK$1,638 million (2005: HK$1,633 million) for offset against future profits. A deferred tax asset of HK$213 million (2005: HK$213 million) in respect of tax losses has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$422 million (2005: HK$417 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

At 30th June, 2005, the Group had deferred tax asset not recognised in respect of other deductible temporary differences amounted to HK$206 million. Such deductible temporary differences have been utilised during the current year against the tax effect of the related profit recognised in the year.

44. DISPOSAL OF SUBSIDIARIES

	2005 HK$'000	***2006 HK$'000***
Net assets disposed of:		
Property, plant and equipment	–	**437**
Pledged deposits	–	**94,263**
Trade and other receivables	–	**1,127**
Deposits and prepayments	–	**431**
Trade and other payables	–	**(360,553)**
	–	**(264,295)**
Minority interests released	–	**(1,092)**
Gain on disposal of subsidiaries	–	**265,387**
Total consideration received	–	**–**

The subsidiaries disposed of during the year did not contribute significantly to the Group's cash flows, turnover or profit before taxation for the year.

45. PROJECT COMMITMENTS

(a) Expressway projects in the PRC

At 30th June, 2006, the Group had agreed, subject to approval of relevant authorities, to make capital contribution to the West Route JV for the development of the Phase II West and the Phase III West totalling RMB 1,428 million (2005: RMB 858 million for the Phase II West). As at that date, no contribution to the registered capital of the joint venture company had been made by the Group in this respect.

At 30th June, 2006, the Group's attributable share of the commitment of GS Superhighway JV and Ring Road JV in respect of the capital expenditure to be incurred for their toll roads, which was contracted for but not provided, amounted to approximately HK$19 million (2005: HK$4 million).

(b) Power station project

The Group had entered into a co-operation agreement with a PRC enterprise for the joint development of a 2X600 MW power station in Guangdong Province of the PRC which is undertaken by a joint venture to be established for that purpose. The development cost of the project is estimated to be in the region of RMB5,400 million. The project, which is at a preliminary planning stage, is subject to approval by the relevant PRC authority. At the balance sheet date, development expenditure contracted for in respect of the development of the power station amounted to approximately RMB1,400 million. At the balance sheet date, the Group has funded the development of the power station project amounting to approximately HK$92 million (2005: Nil).

(c) Property development

(i) Projects undertaken by the Group

	2005 *HK$'000*	***2006*** ***HK$'000***
Authorised but not yet contracted for	193,166	**495,772**
Contracted for but not provided	161,428	**128,118**
	354,594	**623,890**

(ii) Project undertaken by a jointly controlled entity

	2005 *HK$'000*	***2006*** ***HK$'000***
Group's share of property development expenditure		
Authorised but not yet contracted for	312,635	**15,797**
Contracted for but not provided	153,578	**119,622**
	466,213	**135,419**

(d) Property renovation

	2005 *HK$'000*	***2006*** ***HK$'000***
Property renovation expenditure		
Authorised but not yet contracted for	–	**429,489**
Contracted for but not provided	40,539	**34,258**
	40,539	**463,747**

46. OPERATING LEASE COMMITMENTS

The Group as lessor

Rental income from investment properties earned during the year is approximately HK$323 million (2005: HK$283 million). At the balance sheet date, the investment properties of the Group with an aggregate carrying amount of approximately HK$5,029 million (2005: HK$4,022 million) were rented out under operating leases. These properties have committed tenants for the next one to ten years without termination options granted to the tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

	The Group	
	2005	***2006***
	HK$'000	***HK$'000***
Within one year	139,368	**187,633**
In the second to fifth years inclusive	117,398	**252,224**
After five years	–	**10,590**
	256,766	**450,447**

47. CONTINGENCIES

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has given certain performance undertakings and indemnities to the purchaser and its affiliates, for which provisions totalling approximately HK$164 million had been made in the financial statements in prior years. During the year, management conducted a review of the performance undertakings and indemnities given, resulting in a write back of the provision for a warranty against a potential claim not materialised amounting to HK$80 million being recognised in the consolidated income statement. The remaining balance of the provisions amounting to HK$84 million represent management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provisions are not expected to be payable within one year from the balance sheet date and, accordingly, are classified as non-current.

(b) Guarantees

(i) The bank loan facility of a jointly controlled entity of RMB736 million (2005: RMB736 million) utilised as at the balance sheet date is guaranteed by the Group.

(ii) A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounted to HK$24 million (2005: Nil).

(iii) The credit facilities of the Company's subsidiaries to the aggregate extent of HK$10,640 million (2005: HK$5,579 million), of which HK$12 million (2005: HK$66 million) was utilised at the balance sheet date, are guaranteed by the Company.

48. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to the consolidated income statement represent contributions payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000. At the balance sheet date, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are HK$7,884,000 (2005: HK$6,486,000).

49. RELATED PARTY TRANSACTIONS

In additions to the transactions and balances with related parties disclosed above, the Group has the following transactions with related parties during the year:

(a) During the year, the Group purchased a property from a company owned by a director of the Company for a consideration of HK$45,000,000. The consideration was determined with reference to the market value of the property as valued by an independent property valuer.

(b) The remuneration paid or payable to the Group's key management personnel, who are the directors of the Company, in respect of the year is disclosed in note 19. Such remuneration is determined by the remuneration committee having regard to the performance of individuals and market trends.

50. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except as otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Hong Kong:				
Banbury Investments Limited	2 shares of HK$1 each	100	–	Property investment
Bayern Gourmet Food Company Limited	3,000,000 shares of HK$1 each	–	90	Manufacture and sales of food
Chee Shing Company Limited	9,680 shares of HK$100 each	100	–	Provision of management services
Exgratia Company Limited	2 shares of HK$100 each	100	–	Property investment
Goldhill Investments Limited	2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each	–	100	Property investment
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each	–	71.4	Investment in super-highway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	–	100	Construction, project management and investment holding
HH Finance Limited	100,000 shares of HK$10 each	100	–	Loan financing
HITEC Management Limited (formerly known as Primory Company Limited)	2 shares of HK$1 each	–	100	Property management
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	–	100	Restaurant operation

50. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Hong Kong: (continued)				
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	73.24	Investment in super-highway project
Hopewell Housing Limited	30,000 shares of HK$100 each	100	–	Property agents and investment holding
Hopewell Huang Gang Development Limited (ii)	2 shares of HK$1 each	–	100	Property investment
Hopewell Property Management Company Limited	2 shares of HK$100 each	100	–	Building and carpark management
Hopewell Shunde Roads Limited (ii)	2 shares of HK$1 each	–	100	Investment in highway system project
Hopewell Slipform Engineering Limited	2,000,000 shares of HK$1 each	–	100	Construction specialist sub-contractor
Hopewell 108 Limited	1,000 shares of HK$100 each	–	100	Property investment
Hopewell Centre Management Limited (formerly known as Hopewell 109 Limited)	209,200 shares of HK$100 each	100	–	Property management
Hopewell 110 Limited	10,000 shares of HK$100 each	–	100	Property investment and development
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	–	100	Property investment and operation of a trademart
IT Catering and Services Limited	2 shares of HK$1 each	–	100	Restaurant operations and provision of catering services
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Property investment, hotel ownership and operations
Lok Foo Company Limited	52,000 shares of HK$100 each	100	–	Investment holding
Mega Hotels Management Limited	3,000,000 shares of HK$1 each	–	100	Hotel management
Panda Place Management Limited (formerly known as HH Secretarial Limited)	2 shares of HK$1 each	–	100	Property management

50. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Hong Kong: (continued)				
Slipform Engineering Limited	1,000,001 shares of HK$1 each	–	100	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	–	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	–	100	Property investment
Incorporated in Macau:				
Slipform Engineering (Macau) Limited	500,000 shares of MOP 1 each	–	100	Construction
Established in the PRC:				
廣州市合和(花都)置業發展有限公司(iii)	RMB99,200,000 (registered capital)	–	95	Property development
廣州市冠暉物業管理有限公司(iv)	RMB500,000 (registered capital)	–	76	Property management
Incorporated in the British Virgin Islands:				
Anber Investments Limited	1 share of US$1 each	–	100	Investment holding
Goldvista Properties Limited (i)	1 share of US$1 each	–	100	Property investment
Hopewell (Huadu) Estate Investment Company Limited (i)	1 share of US$1 each	100	–	Investment holding
Hopewell Guangzhou Ring Road Limited (ii)	1 share of US$1 each	–	73.24	Investment in highway system project
Kammer Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
H-Power Investor Limited	16 shares of US$1 each	–	87.5	Investment in a power station project
Primax Investment Limited (i)	1 share of US$1 each	100	–	Investment holding
Procelain Properties Ltd. (i)	1 share of US$1 each	–	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	–	100	Property investment
Tubanan Power Limited (i)	100 shares of US$1 each	–	100	Investment holding

50. PRINCIPAL SUBSIDIARIES *(continued)*

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in the Cayman Islands:				
Delta Roads Limited (i)	46,422 shares of HK$10 each	–	100	Investment holding
Hopewell Highway Infrastructure Limited (v)	2,949,618,286 shares of HK$0.1 each	0.01	73.23	Investment holding
Incorporated in Indonesia:				
P.T. Hi Power Tubanan I	179,125 shares of US$100 each	–	80	Development of a power station project

Notes:

(i) Operating principally in Hong Kong

(ii) Operating principally in the PRC

(iii) Sino foreign cooperative joint venture registered in the PRC

(iv) Limited liability company registered in the PRC

(v) Hopewell Highway Infrastructure Limited, a company listed on the Hong Kong Stock Exchange, is operating in Hong Kong and in the PRC through its subsidiaries and jointly controlled entities.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

51. PRINCIPAL ASSOCIATES

Particulars regarding the principal associates, which are incorporated and operating in Hong Kong, are as follows:

Name of company	*Proportion of nominal value of issued capital held by the Company* %	*Principal activities*
Granlai Company Limited	46	Property investment
HCNH Insurance Brokers Limited	25	Insurance brokerage

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Companies Ordinance.

52. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 63 to 114 were approved and authorised for issue by the Board of Directors on 30th August, 2006.

A. Completed investment properties and hotel property (unless otherwise specified, these properties are held under medium-term leases):

Property/land	*Location*	*Use*	*Site area (sq.m.)*	*Gross floor area (sq.m.)*	*Group's interest (%)*
Hongkong International Trade & Exhibition Centre	1 Trademart Drive. Kowloon Bay, Kowloon	Conference, exhibition, restaurant, office, commercial and carparks	22,280	161,575*	100
Hopewell Centre (Long-term lease)	183 Queen's Road East, Wanchai, Hong Kong.	Commercial, office and carparks	5,207	78,102*	100
Panda Hotel	3 Tsuen Wah Street, Tsuen Wan, New Territories				
– Hotel property		Hotel operation		47,167	100
– Shopping arcade & carparks		Commercial and carparks		24,595*	100
			5,750	71,762	
Allway Gardens Shopping Arcade and 125 carparking spaces	9 On Yuk Road, Tsuen Wan, New Territories.	Commercial	N/A	20,742*	100
80 carparking spaces at Wu Chung House	3/F-5/F, 213 Queen's Road East, Hong Kong.	Carparks	N/A	N/A	100

* *Excluding carparking spaces.*

B. Properties for/under development/completed properties for sale:

Property/land	*Location*	*Use*	*Stage of completion*	*Site area (sq.m.)*	*Gross floor area^ (sq.m.)*	*Group's interest (%)*
Mega Tower Hotel	Kennedy Road, Ship Street, Hau Fung Lane, Wanchai, Hong Kong.	Hotel complex with recreation, shopping, restaurant and other commercial facilities (Development at planning stage)	Under planning stage	7,301#	172,731	100
196-206 Queen's Road East	196-206 Queen's Road East, Wanchai, Hong Kong.	Commercial use (Planned to be completed in 3rd quarter of 2007)	Superstructure works in progress	464	7,000	100
214-224 Queen's Road East & 9-19 Sam Pan Street	214-224 Queen's Road East & 9-19 Sam Pan Street, Wanchai, Hong Kong.	Residential and commercial use (Planned to be completed in 4th quarter of 2008)	Foundation works in progress	1,082	9,000	100
12 Broadwood Road	12 Broadwood Road, Happy Valley, Hong Kong	Residential use (Planned to be completed in 4th quarter of 2009)	Demolition works in progress	2,116	11,000	100
Nova Taipa Gardens	North shore of Taipa Island, Macau.	Residential, commercial, hotel and carparks				50*
		– Nova City Phase I	Completed		100,000	
		– Nova City Phase II & III (Phase II planned to be completed in 1st quarter of 2007)	Phase II superstructure works in progress		80,000	
			Phase III under planning		80,000	
				29,547	260,000	
		– Remaining Phases	Under planning stage	29,269	300,000	
Hopewell New Town	Huadu district, Guangzhou, China.	Residential, commercial, logistic and social facilities				95
		– Initial Phase	Completed	N/A	79,000	
		– Remaining Phases	Under planning stage	743,000	1,650,000	

Note:

^ Approximate gross floor area under present planning.

Total development site area of the land required for the property development is about 11,500 sq.m. of which a total of 7,301 sq.m. are held by the Group and the remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

* The property project is undertaken by a jointly controlled entity of the Group.



HOPEWELL
Holdings Limited
Annual Report 2006
合和實業有限公司二零零六年年報

STOCK CODE 股份代號：54

rejuvenation
新開始
achievement


3
4
7
8
9
10

集團業務概覽

1 廣州 － 深圳高速公路

全線總長122.8公里封閉式瀝青鋪設之雙向三車道高速公路，由深圳市皇崗至廣州市廣氮，連接廣州東南西環高速公路。

2 廣州東南西環高速公路

全線總長38公里封閉式混凝土鋪設之雙向三車道高速公路，沿廣州市區東、南及西方周邊興建，及連接北環高速公路組成廣州環城高速公路。

3 珠江三角洲西岸幹道I、II及III期

I期為已完成之全長14.7公里封閉式瀝青路面之雙向三車道高速公路連接廣州市和順德。II期正在興建中，將由順德連接中山市，而III期正在籌劃中，將由中山市連接珠海。

4 合和新城

位於廣州花都區之大型住宅、物流及商業發展項目。佔地約797,000平方米，鄰近廣州白雲國際機場。

5 悅來酒店及悅來坊

座落荃灣區，擁有1,000個房間，為全港最大酒店之一，由集團旗下附屬公司管理。酒店二樓、地面及3層地庫已翻新為一所具現代設計特色之購物中心，名為悅來坊。

6 港珠澳大橋(籌劃中)

Y型大橋全長29公里，是集團倡議連接香港大嶼山西面與澳門及中國大陸珠海之項目。

7 濠庭都會

位於澳門氹仔之合營發展項目，分多期發展為住宅、商業、車位及社區設施。

8 合和中心

座落灣仔，樓高66層之辦公室／商業大樓，為集團旗艦物業及香港之地標。

9 香港國際展貿中心

座落九龍灣，樓高14層之現代及獨特建築物，面積約162,000平方米，備有會議展覽場地、陳列寫字樓、餐飲場所及其他商貿設施等。部份地方正進行翻新工程，將轉型為一所大型娛樂及主題購物中心。

10 於以下地點之發展項目：

(1)灣仔皇后大道東196-206號
(2)灣仔皇后大道東214-224號
(3)跑馬地樂活道12號

第一項地盤面積約464平方米，將發展為一幢商用樓宇(見上模擬圖)。第二項地盤面積約1,082平方米，將發展為一幢住宅及商用樓宇。第三項地盤面積約2,116平方米，將發展為一幢住宅樓宇。


1


2




5


6





4

廣州

2

佛山

3

順德

東莞

1

中山

深圳

香港

5

9

8 10

珠海

6

澳門

7

合和實業有限公司(股份代號：54)自一九七二年於香港聯合交易所上市，乃本港其中一間卓越的公司，業務分佈多元化，包括有物業投資及發展、酒店及公路基建，首兩項業務由合和實業有限公司直接經營；而合和實業有限公司擁有73%權益之附屬公司－合和公路基建有限公司(股份代號：737)，亦自二零零三年於香港聯合交易所上市，其持有以中國大陸為基礎的交通基建業務。集團建基於高瞻遠矚的策略及憑藉着所擁有的專門技術，致力於香港及珠江三角洲的主要項目的投資、發展及工程。



封面：藉翻新現時投資物業組合以及進行充滿動力及生機之新發展項目，合和實業正進入一個令人振奮之新紀元，標誌着成就、增長及新開始。

財務摘要

營業額(港幣百萬元)



2,500
2,000
1,500
1,000
500
1,938
1,285
653
2,295
1,617
678
2,722
1,791
931
2004
2005
2006

集團應佔共同控制個體之營業額
集團營業額

股東應佔溢利(港幣百萬元)



2,500
2,000
1,500
1,000
500
1,618
1,907
2,250
2004
2005
2006

除利息及稅項前溢利(港幣百萬元)



1,500
1,250
1,000
750
500
1,013
252
761
1,177
272
905
1,521
438
1,083
2004
2005
2006

其他除利息及稅項前溢利
基建除利息及稅項前溢利

每股資產淨值對比市場價值(港幣)



20
16
12
8
4
16.0
15.7
19.95
17.2
21.9
19.2
2004
2005
2006

每股資產淨值
每股市場價值

集團除利息及稅項前溢利對比利息



30x
25x
20x
15x
10x
5x
5x
16.7x
33.8x
2004
2005
2006

集團除利息及稅項前溢利對比利息

股東權益回報率*



12%
10%
8%
6%
4%
10.2%
10.7%
11.1%
2004
2005
2006

股東權益回報率

** 根據未計入物業重估盈利及相關遞延稅項之淨溢利計算*

綜合業績

(港幣百萬元)	2002	2003	2004 (重列)	2005 (重列)	2006
			截至六月三十日止年度		
營業額	1,132	799	653	678	**931**
日常業務除税項前溢利	363	833	1,955	2,318	**2,670**
税項	(18)	(122)	(26)	(74)	**(68)**
未計少數股東權益前溢利	345	711	1,929	2,244	**2,602**
少數股東權益	(10)	(99)	(311)	(337)	**(352)**
股東應佔溢利	**335**	**612**	**1,618**	**1,907**	**2,250**

綜合資產負債表

(港幣百萬元)	2002	2003	2004 (重列)	2005 (重列)	2006
			結算至六月三十日		
投資物業	5,986	5,655	5,563	6,116	**6,537**
物業、機械及設備	1,119	1,493	462	441	**459**
預付土地租賃款項	–	–	640	791	**973**
待發展或發展中之物業	833	1,018	189	201	**232**
共同控制個體權益	8,135	8,207	6,122	6,526	**6,950**
長期貸款及應收款項	–	–	2,199	1,216	**1,039**
契約廢止／已抵押之存款	1,833	1,681	95	94	**–**
其他非流動資產	1,181	575	747	33	**310**
流動資產	4,038	1,241	4,873	4,233	**4,884**
總資產	**23,125**	**19,870**	**20,890**	**19,651**	**21,384**
非流動負債	(4,436)	(3,921)	(1,699)	(811)	**(743)**
流動負債	(4,914)	(2,171)	(2,673)	(905)	**(545)**
總負債	**(9,350)**	**(6,092)**	**(4,372)**	**(1,716)**	**(1,288)**
少數股東權益	(21)	(125)	(2,419)	(2,469)	**(2,862)**
股東權益	**13,754**	**13,653**	**14,099**	**15,466**	**17,234**

每股值

	2002	2003	2004 (重列)	2005 (重列)	2006
每股基本溢利(港仙)	38	70	183	213	**250**
每股股息(港仙)	43#	25	70#	80#	**84**
每股資產淨值(港幣)	15.7	15.6	16.0	17.2	**19.2**

(# 包括港幣30仙之特別股息)

財務比率

	2002	2003	2004 (重列)	2005 (重列)	2006
淨債務對比股東權益	21%	14%	不適用	不適用	**不適用**
淨債務對比總資本	14%	11%	不適用	不適用	**不適用**
股東權益回報率	2.4%	4.5%	10.2%	10.7%	**11.1%**



- *核心業務增長理想*
- *地產項目前景美好*
- *積極發展現有之土地儲備以發揮集團資產之潛在價值*
- *財務穩健*
- *緊貼珠江三角洲之經濟發展*

本人欣然向股東宣佈，集團截至二零零六年六月三十日止財政年度再度表現卓越，股東應佔淨溢利為港幣22.5億元，較去年港幣19.07億元上升18%。每股基本溢利為港幣2.5元，較去年港幣2.13元上升17%。

股息

董事會建議派發末期股息每股港幣48仙，連同已派付之中期股息每股港幣36仙，本年度股息總額為每股港幣84仙，較去年港幣80仙上升5%。本年度派息率為淨溢利(未計物業重估產生之盈利)之39%。待股東於二零零六年十月十九日舉行之股東週年大會批准後，建議之末期股息將約於二零零六年十月二十日派發予於二零零六年十月十九日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零六年十月十六日(星期一)至二零零六年十月十九日(星期四)，包括

首尾兩天在內，暫停辦理公司股份過戶登記手續。股東如欲獲享建議之末期股息，必須於二零零六年十月十三日(星期五)下午四時前，將所有過戶文件連同有關股票，送達公司股份登記處—香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

業務回顧

過去一年香港經濟穩健，並較去年持續改善。香港與中國內地間之緊密經濟合作，包括更緊密經貿關係安排充分發揮其效能。儘管國內實施宏觀調控措施，中國內地之經濟，特別是珠江三角洲(「珠三角」)境內之經濟仍然有強勁增長。澳門之經濟日漸蓬勃，而全球經濟仍然穩固。美國息率似乎已經見頂，而市場內之流動資金仍見充裕。於過去一年，集團旗下所有業務均受惠於此有利之營商環境。集團三個核心業務—基建、物業及酒店於財政年度均錄得理想業績。

集團之基建業務持續穩定增長。年內，為應付日益增長交通需求，我們投放了更多力量及資源，以改善營運中高速公路之交通管理。此外，珠江三角洲西岸幹道第II期建築工程已於二零零五年十二月展開，而第III期之籌備工作亦順利進行，有關之有條件協議亦於二零零五年九月簽訂。傳媒繼續報導有關港珠澳大橋之積極發展，集團之上市附屬公司—合和公路基建有限公司深信其已處於有利位置，當項目進行時定能擔當重要之角色。

在物業方面，這是令人振奮之一年。澳門濠庭都會項目(集團佔50%權益)第I期已取得入伙紙，而第II期建築工程亦順利進行中。濠庭都會第I期住宅單位幾已全數預售，而近期推出濠庭都會第II期之預售單位亦獲得良好反應，反映澳門物業市道強勁。國內方面，廣州花都區合和新城第一期亦於二零零五年後半年推售，至今已售出超過60%之單

位，此項目將分期發展。集團於香港之出租物業亦錄得健康增長，合和中心平均出租率達97%。跑馬地樂活道12號地盤將發展為集團出租物業，整個地盤之收購已於二零零六年七月完成，並已展開拆卸工程。現時預計樂活道12號地盤建築工程將於二零零九年第四季完成。同為集團出租物業，位於灣仔皇后大道東之兩個商業／住宅項目建築工程亦已動工，目前預計將分別於二零零七年第三季及二零零八年第四季竣工。此外，為現時出租物業組合增值方面，位於悅來酒店之悅來坊商場翻新工程經已完成，而香港國際展貿中心轉型為九龍灣大型娛樂及主題購物中心之革新工程，亦已於二零零六年七月展開。

集團之酒店業務仍持續改善。悅來酒店平均入住率錄得自一九九二年開業以來新高達87%。至於Mega Tower酒店項目，集團致力推動此項目發展，並已就向城市規劃委員會之決定提出上訴作好準備，上訴聆訊日期已定於二零零七年一月。

集團已出售其非核心業務，藉以精簡架構，與集團目標達成一致。於二零零五年十一月，集團簽訂一份買賣合約，出售其持有之全資附屬公司Hopewell (Thailand) Limited（從事曼谷高架公路及鐵路系統項目）之權益。集團於年內已收取出售順德公路項目之所有餘下分期款項；而於二零零六年八月，亦已收取出售印尼Tanjung Jati B電廠項目最後餘下之應收賬款。於年內集團已確認之特殊盈利總額約港幣8.06億元。

在財務方面，為進一步鞏固實力以作未來發展，合和公路基建有限公司於二零零五年十月與由15間國際及本地銀行籌組之銀團，簽訂五年期為數港幣36億元之貸款協議；集團

亦於二零零六年六月與由17間國際及本地銀行籌組之銀團，簽訂五年期為數港幣53.5億元之循環貸款協議。集團未提取銀行信貸額逾港幣140億元；此外，於財政年度結算日，集團淨現金達港幣36.5億元。此穩健財務狀況使我們更能把握未來之良好商機。

展望

展望將來，本人深信香港及澳門將繼續受惠於中國經濟之茁壯增長。集團將繼續專注其基建及物業業務，新基建項目之計劃及研究工作皆進展良好。集團現時計劃根據市場需求，繼續分期發展澳門濠庭都會及花都區合和新城之餘下部份。此外，集團正籌劃增加其投資物業組合之總樓面面積，由二零零六年財政年度之360萬平方呎增至二零一二年財政年度之逾600萬平方呎。連同集團於香港新建出租物業項目完成後，集團之經常性收入將增加，預期物業業務將可成為集團在基建營運以外之重要增長原動力。憑藉逾港幣170億元現金及備用銀行信貸額，集團已具備極穩固之基礎為日後發展作好準備。

鳴謝

公司之成功有賴各股東、顧客、供應商及業務夥伴不斷支持及貢獻，本人藉此致以衷心感謝。本人並感謝各優秀和勤奮員工以及各董事領導有方，致令集團於過去一年獲得卓越成績。

胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零六年八月三十日

執行董事



胡應湘爵士 GBS, KCMG, FICE

70歲，為本公司董事會主席。彼亦為集團之上市附屬公司 — 合和公路基建有限公司(「合和公路基建」)之主席、集團多間成員公司之董事及有線寬頻通訊有限公司之獨立非執行董事。

彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼為集團創辦人之一，未任主席前曾於一九七二年至二零零一年十二月任董事總經理一職。曾負責集團在中國及東南亞的基建項目及參與設計及建造集團在香港及中國之多項物業發展項目。彼為本公司非執行董事胡爵士夫人郭秀萍太平紳士之丈夫及董事副總經理胡文新先生之父親。

彼甚活躍於公務活動，其公務職銜包括：

香港

成員	香港物流發展局
副主席	香港地產建設商會
成員	大珠三角商務委員會
贊助人	香港物流協會

中國

副主任	中國人民政治協商會議 — 港澳台僑委員會
理事	中國聯合國協會

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	*獲獎年份*
• 香港特別行政區政府頒授金紫荊星章	2004
• 星島報業集團選為2003年傑出領袖(商業/金融)	2004
• 獲Asian Freight & Supply Chain Awards選為 Personality of the Year 2003	2003
• 獲英女皇頒授聖米迦勒及聖喬治爵級司令勳章	1997
• 獲美國Independent Energy選為Industry All-Star	1996
• 獲美國George Washington University選為傑出國際行政總裁	1996
• 獲商業周刊選為「最佳企業家」之一	1994
• 獲美國 International Road Federation 選為傑出人士	1994
• 獲南華早報及敦豪速運選為傑出商業家	1991
• 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
• 獲比利時國王頒授Chevalier de l'Ordre de la Couronne勳爵	1985



何炳章先生

73歲，彼自二零零二年一月起出任本公司董事總經理，自二零零三年八月起出任本公司副主席，負責管理集團之整體運作。彼現為本公司及合和公路基建薪酬委員會主席、合和公路基建副主席及集團多間成員公司之董事。自本公司於一九七二年在聯交所上市時便出任董事副總經理。彼在香港樓宇及發展項目方面具豐富經驗，曾參與發展集團在中國內地所有項目，包括公路、酒店及發電廠項目。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。彼為本公司執行董事何榮春先生之父親。



郭展禮先生

54歲，彼於二零零二年一月獲委任為本公司董事副總經理，現任集團多間成員公司之董事。彼為執業律師。早年曾擔任集團多個主要項目之顧問，包括廣深珠高速公路、沙角B和C電廠等。其後，轉任銀行公會秘書、機場管理局法務總監及法國巴黎百富勤集團法律兼監察部董事。



胡文新先生

33歲，彼自二零零一年六月及二零零二年一月起先後出任本公司執行董事及營運總裁。彼於二零零三年八月獲委任為本公司董事副總經理。彼亦任合和公路基建董事總經理及集團多間成員公司之董事。胡先生於一九九九年加盟集團，出任執行委員會經理，並曾於二零零零年三月晉升為集團總監。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作及致力提升集團財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程學士學位。彼亦為青年會計師發展交流協會榮譽顧問、澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、香港業餘冰球會主席及香港上市公司商會副主席，並為中國人民政治協商會議花都區委員會委員。彼為董事會主席胡應湘爵士及本公司非執行董事胡爵士夫人郭秀萍太平紳士之兒子。



嚴文俊先生

59歲，自一九八零年起出任為本公司執行董事。彼負責處理集團之企業事務、行政、物業租賃及管理事宜。現亦任集團多間成員公司之董事。彼持有美國賓夕凡尼亞大學Wharton Graduate Business School 頒授之工商管理碩士學位。



楊鑑賢先生

55歲，於二零零二年十一月獲委任為本公司執行董事，現亦任集團多間成員公司之董事。彼未加盟集團前，於一九八六年至一九九八年期間，出任雲麥郭楊有限公司之董事及替集團多項發展及建築工程擔任顧問。彼持有香港大學頒授之建築學士學位，為註冊建築師、認可人士、香港建築師學會會員及多個專業學會的會員。



雷有基先生

61歲，彼於一九九七年獲委任為本公司執行董事，現亦任集團某成員公司之董事。彼曾任Hopewell (Thailand) Limited之董事，自一九九零年起，參與集團在泰國之曼谷高架公路及鐵路系統項目。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。



張利民先生

40歲，於二零零三年七月獲委任為本公司執行董事，現亦任集團多間成員公司之董事。彼於一九九七年加盟集團。參與集團之財務活動以及拓展和監管集團投資項目。彼持有波士頓大學頒授的工商管理學士學位及麥馬斯特大學頒授的工商管理碩士學位。彼為美國伊利諾斯州執業會計師。彼於業務拓展、財務及審計方面具豐富經驗。



何榮春先生

37歲，彼於二零零三年八月獲委任為本公司執行董事。於一九九四年加盟集團，並曾於集團旗下九龍灣國際展貿中心出任多個管理職位，包括市場推廣兼營業總監及副總經理。彼持有美國加州州立大學頒授之文學士學位。彼為本公司副主席及董事總經理何炳章先生之兒子。



莫仲達先生

48歲，彼於二零零五年八月十五日獲委任為本公司及合和公路基建執行董事。彼持有英國厘丁大學頒授之經濟及會計學位。彼在企業融資及項目貸款方面具豐富經驗，曾出任中銀國際融資有限公司之行政總裁。

非執行董事

李憲武先生

78歲，彼自本公司於一九七二年上市時加盟集團，現任本公司非執行董事及顧問。彼於二零零一年十二月辭退公司行政職務之前，負責集團之房地產發展及物業租售。彼過往致力從事香港地產業務，現為中國佛山市及順德區之榮譽市民。

胡爵士夫人郭秀萍太平紳士

57歲，彼為本公司非執行董事，於一九九一年八月加盟董事會。彼為多個商業及社交組織之委員會及董事會成員，包括亞洲文化協會(香港分會)、亞洲協會和香港紅十字會。彼為董事會主席胡應湘爵士之妻子及公司董事副總經理胡文新先生之母親。

李嘉士先生

46歲，彼於二零零一年三月獲委任為本公司獨立非執行董事，其職銜於二零零四年九月六日被重訂為非執行董事。彼持有香港大學頒授之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，該律師行向集團提供專業服務及收取正常報酬。

獨立非執行董事

胡文佳先生

49歲，彼為本公司獨立非執行董事，於一九八七年加盟董事會，現亦為本公司審計委員會成員。彼持有美國 Purdue 大學頒授之工業工程學學士學位。彼亦任利威集團及高清視像製作有限公司之董事總經理。

陸勵荃女士

現年68歲，彼為本公司獨立非執行董事，於一九九一年八月加盟董事會，現亦為本公司審計委員會及薪酬委員會成員。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼曾為美國添惠證券投資(香港)有限公司之榮譽退休董事總經理及美國摩根士丹利之高級副總裁。

藍利益先生

59歲，彼於二零零四年九月六日獲委任為本公司獨立非執行董事。彼亦任合和公路基建獨立非執行董事，並任本公司及合和公路基建審計委員會主席和薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前，彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年七月一日獲委任為香港存款保障委員會委員，並於二零零六年七月起出任為投資委員會主席。












觀光電梯 • 25 F - 44 F
16/F & 17M/F • 18/F-24/F





出租物業

集團出租物業之投資組合包括：

營運中之出租物業

物業	座落地點	用途	大約總樓面面積(平方呎)
合和中心	港島灣仔	商業及零售	840,000
展貿中心	九龍九龍灣	會議、展覽及商業	1,739,000
悅來坊	新界荃灣	零售	219,000
荃威花園商場	新界荃灣	零售	223,000

發展中之出租物業

物業	座落地點	用途	現計劃中之大約總樓面面積(平方呎)
皇后大道東196-206號	港島灣仔	商業	77,000
皇后大道東214-224號	港島灣仔	住宅及商業	96,500
樂活道12號	港島跑馬地	住宅	113,900

截至二零零六年六月三十日止年度，出租物業業務之營業額上升14%至港幣3.31億元，佔集團營業額約35%。除利息及税項前溢利為港幣1.88億元，較去年同期上升13%。為提高出租資產質素，集團已於年內分期於若干出租物業進行翻新及改善工程。

1	6	
2		
3		
4	7	8
5		

1-5 合和中心外牆發光二極體(LED)燈
6 合和中心翻新後大堂
7 展貿中心新貌
8 皇后大道東196-206號寫字樓及娛樂綜合大樓

於香港出租物業除利息及税項前溢利(港幣百萬元)



200
150
100
50
169
166
188
27
22
22
43
50
44
99
94
122
2004
2005
2006
合和中心
展貿中心
其他

合和中心及展貿中心平均出租率(%)



100
75
50
25
62%
91%
60%
89%
60%
97%
2004
2005
2006
合和中心
展貿中心



灣仔合和中心

合和中心仍然為集團旗艦物業。大廈主要翻新工程已於年內完成，包括所有公共地方及樓宇設施全面革新及現代化。由於市場需求強勁，加上大廈質量得以提升，平均出租率由去年之89%上升至97%，而新出租單位租金亦見上升。集團深信合和中心將長遠受惠於以市區重建局作為先鋒正在進行中之灣仔南區更新市區重建計劃。

九龍灣香港國際展貿中心

集團座落於九龍灣核心地帶之商業中心 — 香港國際展貿中心(「展貿中心」)整體表現理想。儘管展貿中心大部份地方正進行大型翻新工程，其平均出租率仍能穩定維持於約60%。展覽及會議之營業額較上一財政年度增加約20%至港幣3,300萬元。


Hongkong International
Trade & Exhibition Centre
國際展貿中心

為了盡量利用經更改後之土地契約條款下容許之用途，展貿中心正進行大型革新工程，把中心面積約90萬平方呎地方重新變更及轉型為一所大型娛樂及主題購物中心。革新工程包括興建一個可設約3,500個座位之多用途場館。為了配合新設施，展貿中心亦會更新現有餐廳設施，並將引入款式新穎之餐廳。更新工程已於二零零六年七月展開，將按現時計劃分階段完成，革新後之綜合大樓預計將於二零零七年下半年開幕。

此外，我們深信展貿中心將長遠受惠於正在公眾諮詢中之舊啟德機場及九龍灣地區之重建計劃。



荃灣悅來酒店購物商場 — 悅來坊

悅來坊位於集團旗下悅來酒店二樓、地面及三層地庫，翻新為一所現代及時尚購物中心之工程已於二零零五年尾完成。悅來坊推出以來反應熱烈，已成功取得出租率達80%，並不時推出

具創意之推廣活動。集團致力打造悅來坊成為荃灣之流行購物熱點，定位走中高檔路線，以本地中產家庭及酒店客戶為市場對象。



灣仔皇后大道東196-206號商用樓宇

集團正發展位於合和中心對面之地盤為一幢集寫字樓及娛樂於一身之綜合大樓，部份將出租作經營餐飲及娛樂業務。現時計劃中總投資額將約為港幣1.5億元。地基工程已於二零零六年初完成，建築工程現預計於二零零七年第三季完成。集團現時意向為持有此物業作長線用途，並納入其出租物業之投資組合內。



灣仔皇后大道東214-224號住宅及商用樓宇

集團正發展位於合和中心對面之地盤為一幢住宅及商用樓宇，現時計劃中總投資額將約為港幣2.8億元。地基工程正在進行中，而建築工程現預計於二零零八年第四季完成。集團現時意向為持有此物業作長線用途，並納入其出租物業之投資組合內。



跑馬地樂活道12號住宅樓宇

集團已於二零零六年七月完成收購整個樂活道12號地盤。集團現時意向為重新發展該佔地約22,700平方呎地盤為一幢樓高47層之頂級住宅物業，總樓面面積約113,900平方呎。根據現時計劃，總投資額將約為港幣5億元。拆卸工程已於二零零六年八月開始，建築工程現預計於二零零九年第四季完成。物業落成後將被納入集團出租物業之投資組合內，以加強集團之經常性收入基礎。

香港仔興偉中心

為配合集團專注於高質素住宅及商用樓宇之策略，集團於年內已出售其於興偉中心之權益，包括三層物業及多個停車場車位。


悅來酒店
$10 PLAZA
JUSCO









酒店及餐飲

於回顧年內，酒店業務營業額上升14%至港幣3.77億元，主要由於悅來酒店持續表現良好及餐飲業務表現有所改進。除利息及稅項前溢利由港幣4,900萬元上升至港幣7,300萬元，較去年同期上升49%。

1 | 3
2 | 4
  | 5

1 *荃灣悅來酒店*
2 *合和中心R66旋轉餐廳*
3 *為集團酒店客戶提供優質服務*
4 *悅來酒店新開張餐廳「殷悅」*
5 *悅來酒店行政樓層休息室*


酒店業務除利息及稅項前溢收(港幣百萬元)
80
60
40
20
31
28
49
39
73
23
50
2004
2005
2006
悅來酒店
其他
悅來酒店
平均入住率(%)
80
60
40
20
80%
85%
87%
2004
2005
2006



荃灣悅來酒店

於回顧年內，平均房間入住率達87%，乃酒店自一九九二年開業以來最高。平均房間價格較去年上升9%；總收入亦較上年同期增加11%至港幣1.94億元。房間收入主要來自中國內地、日本及韓國遊客。隨著去年若干客房樓層、商務中心、行政樓層、餐廳及宴會廳翻新工程完成後，其他類型租客如商務住客、長期租客及本地居民，亦為悅來酒店帶來穩定收入。

新近開張之中式餐廳－殷悅取替悅來軒餐廳，市場反應良好。為進一步擴展業務，殷悅已實行宴會推廣計劃為商務客戶、社交宴會及餐飲到會提供具吸引力之優惠套餐。

美家餐飲業務

於展貿中心經營之宴會業務去年表現理想，美家餐飲於展貿中心經營之食肆將重新定位，以配合展貿中心於未來一年之革新計劃。

德國食品有限公司（「德國食品」）

隨著香港經濟繼續改善及於食肆之消費額持續上升，香腸、肉類及魚類產品製造及供應商德國食品之業務表現顯著改善。在零售方面，德國食品於超級市場擺設推廣攤位，加強公眾對其品牌及產品之認知。總括而言，去年為德國食品豐盛之一年，收入上升24%，而除利息及税項前溢利亦增加79%。



旋轉66(「R66」)餐廳

作為香港唯一之旋轉餐廳，位於合和中心之R66餐廳繼續成為遊客及本地居民光臨之熱門地方。與本地銀行、會所、航空公司及香港旅遊發展局所合辦之一系列推廣活動，使餐廳於本地及國際之形象更為鮮明。R66餐廳亦於年內推出其他優惠，以招徠更多顧客，結果使其年內收入上升11%。



灣仔Mega Tower酒店

為增強其酒店組合，集團致力達成其計劃，以發展位於合和中心以西之鄰近地盤，成為擁有2,000房間之Mega Tower酒店。根據目前初步評估，該項目總投資額將約為港幣45億元。集團已於二零零五年五月就城市規劃委員會否決現有申請計劃提出上訴，上訴聆訊日期已安排於二零零七年一月。集團亦正探討其他方案，務求將項目實現。



物業發展



集團之物業發展業務，包括佔50%權益之澳門氹仔濠庭都會及佔95%權益之中國廣州花都區合和新城。

	2	5
1	3	
	4	

1-4 澳門濠庭都會第I期
5　花都區合和新城第1A期

澳門氹仔濠庭都會

集團佔50%權益位於澳門氹仔之濠景花園，為一個多期之合營物業發展項目，集住宅、商業、車位及社區設施於一身。



年內合營公司已出售該項目第一期原持有作為出租物業之101個單位及41個車位。

濠庭都會第I期建築工程已竣工並已取得樓宇入伙紙。總樓面面積約110萬平方呎，現時計劃總投資額約為港幣6.8億。約98%單位已預售並正安排完成銷售手續。

濠庭都會第II期建築工程正在進行中，預計將於二零零七年第一季完成。總樓面面積約864,000平方呎，現時計劃總投資額約為港幣6.2億元。濠庭都會第II期於二零零六年五月推出預售，市場反應甚佳，已預售近四份一單位。

濠庭都會第III期已於二零零六年八月批出建築合約，工程即將展開。總樓面面積約864,000平方呎，現時計劃總投資額約為港幣7.1億元。

項目之餘下部份將會分期發展，並正在籌劃中。此包括濠庭都會第IV期，根據現時計劃將興建為住宅物業，總樓面面積約693,000平方呎。

隨着持續強勁之經濟增長，加上放寬賭場業務，新酒店及賭場相繼落成，集團對澳門物業市場及其前景感到樂觀。



廣州花都區合和新城

集團佔95%權益之合和新城，是一個位於廣州花都區之綜合發展項目。受新白雲國際機場及汽車製造業所帶動，花都成為廣州最迅速發展地區之一。項目將計劃分期發展，包括住宅、商業及物流。由於物業距離廣州白雲國際機場僅2公里，此優越位置可吸納新機場所帶來之住宅、商業及物流強勁發展需求。

合和新城第1A期進展理想，總樓面面積約117萬平方呎，現時計劃總投資額約為港幣3億元。首4幢高層洋房住宅單位及57幢聯排別墅建築工程已於二零零五年十二月竣工，而最後兩幢高層洋房單位建築工程亦於二零零六年六月完成。銷售活動於二零零五年十月展開，儘管國內政府推行措施冷卻物業市場，約60%單位經已售出。會所設施建築工程，包括籃球場、網球場及游泳池，經已完成，可供住客享用。項目餘下部份正在籌劃中。





基建

於回顧年內，從基建業務所得之除利息及稅項前溢利，較去年同期之港幣9.05億元增加20%，至港幣10.83億元，主要由於集團附屬上市公司合和公路基建有限公司(「合和公路基建」)投資之三條收費高速公路項目 — 廣州 — 深圳高速公路(「廣深高速公路」)、廣州東南西環高速公路(「東南西環高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)之車流量及路費收入穩定增長所致。西綫I期次年營運繼續錄得利潤，成為一條表現出色之新高速公路。

1	
2	3

1 廣州東南西環高速公路
2 珠江三角洲西岸幹道第I期
3 廣州 — 深圳高速公路

合和公路基建

由集團繼續持有約73%股權之合和公路基建專注開發、推動、發展、投資及營運收費高速公路及橋樑項目。

廣東省之經濟在"十、五"期間保持高速穩定增長，全省國內生產總值年均增長達13%。珠江三角洲(「珠三角」)地區更受惠於更緊密經貿關係安排之全面展開，整體實力得以進一步提升。繁榮經濟促進了人員和物資往來，從而產生了旺盛之交通需求。截至二零零六年六月三十日止財政年度，透過合營企業之模式，合和公路基建在珠三角地區之三個高速公路項目，即廣深高速公路、東南西環高速公路及西綫I期之車流量及路費收入均持續穩定增長。對比上一個財政年度，該三條高速公路之綜合日均車流量及綜合日均路費，分別增長22%達377,000架次及10%達人民幣1,029萬元。全年路費綜合收入達人民幣37.55億元。

在內部需求增加以及全球經濟一體化之推動下，區域經濟正加速融合，區域之間經貿交流與合作日漸加強。尤其是隨著更緊密經貿關係安排和泛珠三角經濟圈之逐步落實，作為與中國其他省市往來主要通道之珠三角地區，其物流業得以快速發展。經濟增長還推動城市化進程，珠三角地區在城鎮數量、人口密度、居民收入、汽車擁有量等多方面均處於全國領先地位，生活質素改善亦帶動了交通需求。廣東省在"十一、五"期間之國內生產總值年均增長目標為9%，合和公路基建策略性持有位處珠三角核心地區高速公路網之優勢將會更顯突出，預計該三條高速公路之車流量及路費收入均會穩定增長。

與西綫I期連接之珠江三角洲西岸幹道第II期工程已於二零零五年十二月動工建設，而珠江三角洲西岸幹道第III期工程之前期工作亦逐步展開。由於珠三角地區之高速公路網正在擴展，將有利於合和公路基建之高速公路發展。

於二零零五年七月下旬實施之中國新人民幣匯率制度下，廣深高速公路合營企業受惠於人民幣升值，令折算美元銀行貸款時產生了匯兑收益。另一方面，自中國所得税之税務豁免期於二零零四年十二月屆滿，對比上一個財政年度之半年影響，本財政年度是廣深高速公路合營企業需按其盈利而支付7.5%中國所得税之首個全年。

廣州—深圳高速公路（「廣深高速公路」）



110

項目摘要	
位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年：50%　11至20年：48%　21至30年：45%

全年路費收入
（人民幣百萬元）



3,000
2,250
1,500
750
3,213
2004
2005
2006

平均每日車流量
（架次）



250,000
200,000
150,000
100,000
270,411
2004
2005
2006

平均每日路費收入
（人民幣千元）



9,000
7,000
5,000
3,000
8,803
2004
2005
2006

廣深高速公路全長122.8公里，沿線設置二十個收費站，是一條全封閉、全照明、雙向三車道之高速公路。是目前唯一可直接將廣州、東莞、深圳及香港連接之高速公路及主要幹道。自一九九四年通車以來，廣深高速公路之車流量及路費收入均持續錄得穩定增長。過去之一個財政年度，廣深高速公路日均車流量達270,000架次，較上年度增長18%；日均路費收入增長8%，達人民幣880萬元，而全年路費收入達人民幣32.13億元，較上年度增長8%。

廣深高速公路是珠三角高速公路網之主要幹線，緊密地連繫珠三角之主要城市、機場、港口及其他高速公路，包括機荷高速公路、常虎高速公路、虎門大橋、廣州北二環高速公路及廣州環城高速公路，並將進一步連接於二零零六年第三季開通之深圳市南坪快速路。另外，廣深高速公路已成功實施廣東省聯網收費系統，該系統將珠三角區域內之十條高速公路相互連通，為已登記之道路使用者提供不停車之現代化交通網絡。

為配合道路使用者對高質素服務之期望，合營企業專注於提升服務水平及改善沿線配套設施。在報告年度內，合營企業完成了增加可變情報板數量、長安立交擴建、沙井收費站建設等工程，並正實施新

橋立交擴建工程。此外，合營企業計劃對繁忙之皇崗、福田及福永收費站進行擴建，以增加通行能力。為提高交通安全，合營企業增添了路政巡邏、拯救以及交通監控人員及設備，並陸續增加沿線監控攝像槍數量及加強路政巡邏密度，藉以提高交通事故處理之效率及有效性。隨著廣深高速公路車流進一步增長，合和公路基建會繼續與合營企業研究推進將現時總共六車道擴寬至十車道之可行性，並積極與有關部門協商。

合和公路基建相信，廣東省經濟持續增長及珠三角高速公路網絡逐步擴展，加上汽車擁有量快速增長等利好因素，將有助物流業持續發展，廣深高速公路之車流量及路費收入將可以保持穩定增長。

廣州東南西環高速公路（「東南西環高速公路」）



項目摘要	
位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	二零零二年一月至二零三一年十二月
淨現金流分佔比例	1至10年：45%　11至20年：37.5%　21至30年：32.5%

全年路費收入
（人民幣百萬元）


400
300
200
100
419
2004
2005
2006

平均每日車流量
（架次）


80,000
60,000
40,000
20,000
83,681
2004
2005
2006

平均每日路費收入
（人民幣千元）


1,000
750
500
250
1,148
2004
2005
2006

東南西環高速公路是一條全長38公里，雙向三車道之全封閉高速公路，全線設有十二個收費站，是珠三角及廣州市高速公路網中之主要幹線。東南西環高速公路連接廣深高速公路、廣州北環高速公路、廣佛高速公路、南沙港快速路、西綫I期及廣州市內各主要幹道，形成一條圍繞廣州市中心區之環形交通動脈。對舒解廣州市內交通壓力和提供一條便捷道路疏導過境交通起著十分重要之作用。

受惠於廣州市經濟暢旺，於過去一年，東南西環高速公路車流量及路費收入均錄得強勁增長，日均車流量較去年增長34%，達84,000架次，而日均路費收入較去年上升18%，達人民幣115萬元。全年路費收入達人民幣4.19億元。

為應付不斷增加之交通需求，廣州正增建、擴建路網。因此，在二零零六年有一條與本項目東南環部份路段平行之地方路逐步建成通車，造成交通輕微分流，導致本項目二零零六年第二季度增長較慢。廣州是珠三角最重要之城市，人口超過一千萬，東南西環高速公路在此擴張之路網中仍是關鍵之主幹道。然而在未來一年，東南西環高速公路之增長可能放緩，直至該輕微分流被完全消化為止。

珠江三角洲西岸幹道第I期（「西綫I期」）



項目摘要	
位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向三車道
級別	高速公路
合營企業合約合作營運期	二零零三年九月至二零三三年九月
分潤比例	50%

全年路費收入
（人民幣百萬元）


100
75
50
25
123
2004*
2005
2006

平均每日車流量
（架次）


20,000
15,000
10,000
5,000
23,245
2004*
2005
2006

平均每日路費收入
（人民幣千元）


300
225
150
75
338
2004*
2005
2006

**於二零零四年四月三十日開始營運*

西綫I期是一條全長14.7公里，雙向三車道之全封閉高速公路，北連廣州之東南西環高速公路，南接順德之105國道及碧桂公路。

西綫I期是目前唯一一條連接廣州市與佛山市順德區之高速公路。受惠於兩地快速經濟增長，西綫I期之車流量及路費收入持續錄得可觀增長。在回顧年內，日均車流量對比上一個財政年度增長28%達23,000架次，而日均路費收入對比上一個財政年度增長24%達人民幣34萬元。全年路費收入達人民幣1.23億元。

鑑於廣州及佛山之經濟強勁增長，合和公路基建相信西綫I期可受惠，車流量及路費收入將可持續較強增長。

珠江三角洲西岸幹道第II期及第III期（「西綫II期」及「西綫III期」）



廣州
第I期
南海
順德
第II期
中山
第III期
珠海

項目摘要－西綫II期

位置	中國廣東省順德至中山市
長度	約46公里
車道	雙向三車道
級別	高速公路
合營企業合約合作營運期	待中國有關部門批准
分潤比例	50%（建議）

項目摘要－西綫III期

位置	中國廣東省中山市至珠海市
長度	約38公里
車道	雙向三車道
級別	高速公路
合營企業合約合作營運期	待中國有關部門批准
分潤比例	50%（建議）

珠江三角洲西岸幹道分三期建設。西綫I期已於二零零四年四月建成通車。西綫II期全長46公里，亦為雙向三車道之全封閉高速公路，北面在順德接駁西綫I期，向南伸延至中山，與105國道及規劃中之西部快速路連接，將會是唯一一條連接廣州與中山市中心之高速公路。西綫II期已於二零零五年十二月動工建設，目前各項工程正逐步展開。西綫II期之總投資額（不含建設期利息）計劃約為人民幣49億元，目前計劃於二零零八年／二零零九年財政年度通車及收費。

西綫III期為連接西綫II期至中山及珠海之38公里高速公路項目。西綫III期之總投資額（不含建設期利息）計劃約為人民幣36億元。於二零零五年九月，合和公路基建與國內合作夥伴（同為西綫I期及西綫II期之合作夥伴）達成有條件之修訂協議，共同投資、建設及經營西綫III期。待取得有關批准後，初步目標於二零零七年開始動工建設。

當珠江三角洲西岸幹道全條建成後，將直接連通廣州、佛山、中山及珠海等重要城市，成為珠三角西岸之一條策略性高速公路。根據廣東省國民經濟和社會發展第十一個五年規劃綱要，廣東省將加快西翼地區之發展。合和公路基建相信，此項政策將會為珠江三角洲西岸幹道帶來長遠之正面影響。



港珠澳大橋項目

據傳媒報導，粵港雙方近日在粵港合作聯席會議第九次會議上就港珠澳大橋項目之發展取得關鍵性突破。於口岸設置和查驗模式方面，有關各方均贊同「三地三檢」模式。與此同時，對於大橋之投資及融資安排將繼續抓緊研究。合和公路基建有信心，當項目展開招標程序時，其將會處於有利位置，並可擔當一個重要之角色。

其他項目

河源電廠

由於廣東省電力短缺，集團藉此機會參與建議中位於廣東省河源市之2x600百萬瓦特燃煤電廠項目，目前預計總投額約人民幣54億元。集團旗下一間附屬公司計劃持有此建議中電廠項目40%權益，深圳能源集團將持有餘下60%權益。 此項目之準備工作包括項目申請之審批正在進行中。

順德公路

集團於年內已全數收取出售順德公路項目餘下分期款項港幣2.45億元，並於年內確認溢利港幣2.45億元。

印尼Tanjung Jati B電廠（「TJB」）項目

集團於回顧年內已收取出售TJB項目最後一期款項，並確認盈利總額為港幣1.86億元。在收取出售TJB項目所有款項後，為集團帶來現金盈餘總額港幣16.43億元。

曼谷高架公路及鐵路系統（「BERTS」）

集團已於二零零五年十一月簽訂一份買賣合約，出售其持有之全資附屬公司Hopewell (Thailand) Limited（從事BERTS項目）之權益。出售所帶來為數約港幣2.65億元之盈利已於回顧年內確認，主要為撥備之回撥。

僱員及酬金政策

於二零零六年六月三十日，集團共有約1,200名僱員。集團繼續參考市場趨勢及僱員個別表現釐定具競爭力之僱員薪酬，並提供多項福利包括醫療及個人意外保險。集團亦根據個別僱員工作表現以及集團之業務情況，就董事會報告書內所載之優先認股權計劃，向僱員授出認股權及酌情發放花紅。除此以外，為提升僱員之生產力，集團亦持續舉辦在職培訓。於二零零六年，我們推行為期兩年之畢業生培訓計劃，在企業環境下發掘具潛質之年輕人才，以培育未來領袖擔當集團管理層職位。



社區關係

集團於年內曾參與以下社區服務：贊助慈善活動例如公益金籌辦之尋寶挑戰賽、便服日及百萬行、香港藝術節之狄信湯瑪士與三藩市交響樂團演奏會、香港保護兒童會之賣旗日，捐款予慈善機構，以及集團僱員作為義工參與不同義務活動等。


有限公司
合和實業
HOPEWELL HOLDINGS LIMITED
合和實業有限公司



集團業績

概覽

截至二零零六年六月三十日止年度，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額 (附註一)		除利息及稅項前溢利 (附註二及三)	
港幣百萬元	*2005*	***2006***	*2005*	***2006***
基建項目投資	52	**115**	905	**1,083**
物業租賃、代理及管理	290	**331**	166	**188**
酒店、酒樓及餐飲	331	**377**	49	**73**
物業發展	–	**108**	76	**48**
其他	5	**–**	(19)	**129**
	678	**931**	1,177	**1,521**
應佔共同控制個體之營業額				
基建項目投資	1,514	**1,735**		
物業發展	103	**56**		
	2,295	**2,722**		

	業績 (附註二)	
港幣百萬元	*2005*	***2006***
除利息及稅項前溢利(附註三)	1,177	**1,521**
特殊項目(附註四)	951	**806**
投資物業公平值之變動		
一 重估升值	281	**405**
一 相應稅務影響	(48)	**(71)**
財務成本	(92)	**(62)**
稅項	(25)	**3**
淨溢利	2,244	**2,602**
應佔溢利：		
公司股權持有人	1,907	**2,250**
少數股東權益(附註四)	337	**352**
	2,244	**2,602**

附註：

(一) 營業額乃指集團之營業額港幣9.31億元(二零零五年：港幣6.78億元)，加上集團應佔經營基建項目投資及物業發展之共同控制個體之營業額分別為港幣17.35億元(二零零五年：港幣15.14億元)及港幣5,600萬元(二零零五年：港幣1.03億元)。

(二) 集團於本會計年度採納新會計準則，故去年若干比較數字已作重列。

(三) 除利息及稅項前溢利指(i)未計入投資物業之公平值變動及特殊項目前之經營溢利港幣4.90億元(二零零五年：港幣1.84億元)；及(ii)應佔共同控制個體及聯營公司之溢利合共港幣10.31億元(二零零五年：港幣9.93億元)。

於年內，集團採用香港會計準則第1號，應佔共同控制個體及聯營公司之稅項總額港幣1.12億元(二零零五年：港幣7,200萬元)，已於應佔共同控制個體及聯營公司之溢利中扣除。

(四) 包括少數股東應佔出售發電廠項目所得之特殊盈利為數港幣4,100萬元(二零零五年：港幣9,100萬元)。

新會計準則之影響

於回顧年內，集團採納香港會計師公會所新頒佈及經修訂之會計準則(「新會計準則」)。新會計準則對集團截至二零零六年六月三十日止年度之業績構成之影響列表如下：

港幣百萬元	*2005*	***2006***
採納新會計準則前公司股權持有人之應佔溢利	1,662	**1,869**
(a) 投資物業之公平值變動(扣除相應遞延税項撥備)		
一 集團	233	**334**
一 共同控制個體／聯營公司	24	**(1)**
(b) 已出售投資物業過往年度之重估減值虧損	–	**67**
(c) 酒店物業及業主自用物業之折舊 (扣除相應遞延税項撥備之減少)	(12)	**(12)**
(d) 應收免息貸款之公平值調整	–	**(2)**
(e) 以股本為基礎之付款	–	**(5)**
採納新會計準則後公司股權持有人之應佔溢利	1,907	**2,250**

附註：

(a) 在過往會計期間，集團之投資物業按公開市場估值，其引起之盈餘或虧損於投資物業重估儲備處理。在採納香港會計準則第40號後，投資物業因重估而引起之盈餘或虧損會於收益表內確認。因此，集團年內之溢利增加港幣3.34億元(二零零五年：港幣2.33億元)。在採納香港會計準則詮釋第21號後，投資物業公平值之增加而引致遞延税項支出為港幣7,100萬元(二零零五年：港幣4,800萬元)。

(b) 於過往財政期間，於出售投資物業時，須就其物業投資重估儲備金內已撥入或扣除之金額，轉撥入收益表內。在採納香港會計準則第40號後，就本年度出售之投資物業之有關重估虧損港幣6,700萬元(二零零五年：無)無需轉入本年度收益表內。

(c) 在採納香港詮釋第2號後，業主營運酒店物業須作出折舊處理。香港會計準則第40號亦要求投資物業之業主自用部份列作物業、機械及設備而需作出折舊處理。就業主營運酒店物業及業主自用之投資物業於收益表內所計提之折舊為港幣1,400萬元(二零零五年：港幣1,400萬元)。其引致遞延税項撥備減少港幣200萬元(二零零五年：港幣200萬元)。

(d) 在採納香港會計準則第39號後，若干應收免息貸款於初步確認時按公平值計算，並於其後結算日按攤銷成本計算，該變動引致年內扣除少數股東權益後之淨溢利減少港幣200萬元(二零零五年：無)。

(e) 在採納香港財務報告準則第2號後，引致年內授出之優先認股權的公平值需於歸屬期內確認為支出。年內優先認股權支出港幣500萬元(二零零五年：無)已於收益表中確認。

營業額

截至二零零六年六月三十日止年度，營業額包括按比例之應佔經營收費高速公路及物業發展業務共同控制個體之營業額為港幣27.22億元，較去年港幣22.95億元增長19%。增長是由於所有業務收入皆有增長，特別是公路業務的收入增加所帶動。集團應佔三條營運中之高速公路，包括廣州 – 深圳高速公路、廣州東南西環高速公路及珠江三角洲西岸幹道第I期之路費收入達港幣17.35億元，較去年港幣15.14億元增長15%。

除利息及税項前溢利

集團所得之除利息及税項前溢利，由去年港幣11.77億元增長29%至港幣15.21億元。上升主要由於公路基建、收租物業及酒店業務之收入增長共達港幣2.24億元，加上出售證券投資盈利、利息收入及外幣匯兑盈利上升總計港幣9,000萬元所致。

特殊項目

特殊項目盈利為港幣8.06億元，比對去年為港幣9.51億元。年內該總額包括(i)出售順德公路項目權益之盈利港幣2.45億元(二零零五年：港幣4.96億元)；(ii)出售Hopewell (Thailand) Limited (「HTL」)權益之盈利為港幣2.65億元(二零零五年：無)；(iii)出售印尼Tanjung Jati B電廠項目權益之盈利為港幣1.86億元(二零零五年：港幣4.49億元)；及(iv)保證準備撥回港幣8,000萬元(二零零五年：無)。

公司股權持有人之應佔淨溢利

公司股權持有人之應佔淨溢利為港幣22.50億元，比對去年港幣19.07億元上升18%。除去投資物業的公平值增加之影響，公司股權持有人應佔淨溢利為港幣19.17億元，較去年之港幣16.50億元，增長16%。

資金流動性及財務資源

集團財務狀況持續穩健，於二零零六年六月三十日，集團淨現金水平(包括合和公路基建有限公司(「合和公路基建」)所持現金港幣30.14億元)達港幣36.50億元(二零零五年：港幣33.29億元)。

於二零零五年十月，集團之上市附屬公司—合和公路基建與15家國際及本地銀行簽訂一項五年期為數港幣36億元無抵押銀團循環及定期貸款。於二零零六年六月，集團亦與17家國際及本地銀行達成港幣53.50億元的五年期銀團循環貸款協議。


HH Hopewell Holdings Limited
HK$5,350,000,000 Syndicated Loan Facility
Signing Ceremony

於二零零六年六月三十日，集團之存款、現金、流動票據及未動用銀行貸款額為數達港幣178.74億元（二零零五年：港幣88.97億元）。

集團手頭存款、現金及可動用銀行貸款額充裕，財務狀況處於優勢，足以應付日常運作、現有及未來投資活動所需。預售澳門濠庭都會及花都合和新城所帶來之預期現金收益，將進一步鞏固集團財務狀況。

庫務政策

集團集中管理其庫務活動，以便更有效地管理財務風險及獲取具成本效益的資金。財務工具的運用非常嚴謹，主要用作管理集團之借貸利率及外幣兑換率風險。

人民幣匯率制度改革後，人民幣最初於二零零五年七月升值約2%，由於合和公路基建及其共同控制個體所經營業務之收入皆以人民幣單位為主，故集團整體得以受惠。

至於銀行借貸，由於集團借貸大部份以港幣為單位，所以並無重大外幣兑換率風險。集團之借貸主要為浮息貸款。於二零零六年六月三十日，集團並無借貸。於二零零五年六月三十日結欠之港幣5,500萬元貸款，其還款期為三年。

集團之資本結構主要為股東權益，載列如下：

港幣百萬元	於六月三十日 二零零五年 (附註)	 二零零六年
公司股權持有人之應佔股東權益	15,466	**17,234**
少數股東權益	2,469	**2,862**
總股東權益	17,935	**20,096**
銀行借款	55	**–**
總資本	17,990	**20,096**

附註：隨着採納新訂會計準則，為使更有效地評估財務表現，於二零零五年六月三十日之比較數字已作重列。

項目承擔

項目承擔之資料詳載於財務報告表附註45。

或然負債

或然負債之資料詳載於財務報告表附註47。

資產抵押

於二零零六年六月三十日，集團並無資產抵押。

重大收購或出售

除上述出售HTL外，截至二零零六年六月三十日止年度內，公司概無對其附屬公司及聯營公司作出重大收購或出售。

企業管治守則

公司沿用審慎管理守則，以確保符合企業管治及企業責任之原則。董事會深信此承諾能長遠地提升股東價值。董事會已制訂企業管治程序，以遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之企業管治常規守則(「企業管治守則」)中之要求。年內，公司已遵守企業管治守則內載列之所有守則條文。

董事會

公司透過董事會運作管理，董事會現時成員包括十位執行董事(包括主席)、三位非執行董事以及三位獨立非執行董事。各董事之姓名、履歷資料及彼此間之關係(如有)，已載列於本年報第8頁至第13頁內。最少一名獨立非執行董事已具備上市規則第3.10條所載列之適當專業資格或適當之會計或相關之財務管理專長。

董事會負責制訂集團策略性方針及政策，以及監管集團運作。董事會職責其中包括：監察及審批重大交易、涉及主要股東或公司董事利益衝突之事宜、批准中期及全年業績、對公眾和監管機構披露之其他資料，以及內部監控體制；所有有關事宜須由董事會決定。其他非特定之董事會職責以及有關公司日常運作事務，則在個別董事之監督與及董事總經理領導下委派管理層處理。

董事會已商定程序，讓董事按合理要求，可在適當之情況下尋求獨立專業意見，費用由公司支付。

於年內胡應湘爵士擔任董事會主席，負責領導及管理董事會。其角色與董事總經理有所區分。董事總經理何炳章先生負責管理公司日常業務。主席與董事總經理間之職責分工已清楚界定，並以書面列載。

非執行董事及獨立非執行董事是根據所需之技能和經驗而挑選，為董事會提供獨立元素，並作出獨立判斷。每年各獨立非執行董事需根據上市規則之規定書面確認其獨立性。

根據公司之組織章程細則規定，所有新委任董事之任期至彼獲委任後之下一個公司週年大會，惟彼符合資格可於該大會上膺選連任。於二零零五年十月十九日舉行之股東週年大會上，公司股東批准修訂公司之組織章程細則，據此每一位董事均須按照公司組織章程細則之條文，於獲董事會上一次委任、選任或重選連任後之第三年於股東週年大會結束時退任。所有非執行董事及獨立非執行董事之委任期定為三年，並須依章重選連任。

董事會定期檢討獲委任為董事之繼任人計劃，以及董事會之架構、人數及組成。假若董事會經考慮後認為需委任新董事，董事會將編訂適當委任條件，包括(如適用)：背景、經驗、專業技能、個人質素及可承擔公司事務責任之能力等。至於獨立非執行董事，則需遵守不時於上市規則內列載之獨立性要求。新董事委任一般由主席及／或董事總經理提名，並必須獲得董事會之批准。如有需要，亦會聘請外間顧問，從而揀選更多不同類別之潛在候選者。新董事莫仲達先生在年內獲委任。新委任之董事將接獲就職手冊，以了解集團之資料與及在上市規則及適用之法例規定下，作為上市公司董事之職責。

公司已安排適當保險，使董事及職員面對法律訴訟時有所保障。

董事委員會

董事會於一九九一年九月成立執行董事委員會，授權負責批准公司日常業務運作及慣常業務進程。該委員會由公司所有執行董事組成。

公司亦已成立審計委員會及薪酬委員會，客觀地處理下列特定事項，為所有股東謀取利益。除薪酬委員會主席外，該兩個董事委員會之所有成員均為獨立非執行董事。

	審計委員會	*薪酬委員會*
成立年份	一九九九年	二零零五年
委員會成員	藍利益先生* *主席* 陸勵荃女士* 胡文佳先生*	何炳章先生# *主席* 藍利益先生* 陸勵荃女士*
主要職責及功能	• 考慮外聘核數師之委任及其獨立性。 • 檢討及監督集團財務申報程序、內部監控及遵從規定。 • 在呈交董事會前，檢討及監控中期及全年財務報告表。	• 協助董事會制訂及管理有關公司董事及高級行政人員薪酬之制訂政策及程序。
於年內實行之工作	• 考慮及批准聘請外聘核數師之條款包括審計費用。 • 審閱截至二零零五年六月三十日止年度之財務報告表及截至二零零五年十二月三十一日止六個月之中期財務報告表。 • 檢討內部審計部門工作表現及評定集團內部監控系統之表現。	• 檢討每年薪酬調整及花紅並向董事會作出建議。 • 釐定新委任執行董事之薪酬待遇。 • 檢討年度之董事袍金。

 # 執行董事
** 獨立非執行董事*

會議出席率

各董事於董事會會議、審計委員會會議、薪酬委員會會議及股東週年大會之出席記錄如下：

	會議出席次數／舉行次數			
	董事會會議	審計委員會會議	薪酬委員會會議	股東週年大會
會議舉行次數	4	2	1	1
執行董事				
胡應湘爵士 GBS, KCMG, FICE *主席*	4 / 4	不適用	不適用	1 / 1
何炳章先生 *薪酬委員會主席*	4 / 4	不適用	1 / 1	1 / 1
郭展禮先生	4 / 4	不適用	不適用	1 / 1
胡文新先生	4 / 4	不適用	不適用	1 / 1
嚴文俊先生	4 / 4	不適用	不適用	1 / 1
楊鑑賢先生	4 / 4	不適用	不適用	1 / 1
雷有基先生	4 / 4	不適用	不適用	1 / 1
張利民先生	4 / 4	不適用	不適用	1 / 1
何榮春先生	4 / 4	不適用	不適用	1 / 1
莫仲達先生	4 / 4	不適用	不適用	1 / 1
非執行董事				
李憲武先生	4 / 4	不適用	不適用	1 / 1
胡爵士夫人郭秀萍太平紳士	3 / 4	不適用	不適用	1 / 1
李嘉士先生	4 / 4	不適用	不適用	1 / 1
獨立非執行董事				
胡文佳先生	4 / 4	2 / 2	不適用	1 / 1
陸勵荃女士	4 / 4	2 / 2	1 / 1	1 / 1
藍利益先生 *審計委員會主席*	4 / 4	2 / 2	1 / 1	1 / 1

薪酬政策

公司理解需實行具競爭力之薪酬政策，從而吸引、挽留及推動董事及高級行政人員，以達致集團之目標。執行董事之薪酬待遇包含一些固定元素：基本薪金、公積金供款及其他福利包括保險以及與其表現掛鈎之花紅及優先認股權。任何董事不得參與訂定其本人之薪酬。

執行董事薪酬之固定元素將會每年檢討，並會考慮其他因素如工作性質、職責、經驗、個人表現及市場普遍之薪酬趨勢等。本財政年度董事袍金已於二零零五年十月十九日舉行之股東週年大會上批准。

證券交易

本公司已採納列載於上市規則附錄十有關上市公司董事進行證券交易之標準守則(「標準守則」)作為本公司董事及可能擁有未公開股價敏感資料之有關僱員進行本公司證券交易之標準守則。經過特定查詢後，所有董事已確認彼等於本年度內已全面遵守標準守則之規定。

財務報告

董事會明白其編製集團財務報告表之責任。董事會認為集團在可預計之將來有足夠資源以繼續業務，並不察覺有重大不明朗事件可能會嚴重影響公司持續經營之能力。

核數師發表有關其申報責任之聲明已載列於本年報第62頁核數師報告書內。

外聘核數師

本公司之外聘核數師乃德勤•關黃陳方會計師行。彼等負責審計及對年度財務報告表發出獨立意見。外聘核數師之獨立性受審計委員會所監督，審計委員會亦負責向董事會建議外聘核數師之聘請以及批准聘請彼等之條件包括其費用。除對年度財務報告表作出法定審計外，德勤•關黃陳方會計師行亦獲聘用對公司截至二零零五年十二月三十一日止六個月中期財務報告作出審閱，並就稅務合規及有關事宜提供意見。截至二零零六年六月三十日止年度，集團付予外聘核數師有關審計及非審計服務之費用如下：

	港幣千元
審計服務	4,630
非審計服務：	
稅務合規及顧問服務	609
其他	–
	5,239

內部監控

董事會認為穩健之內部監控系統能帶來有效及高效率之營運操作，提供可靠之財務申報，確保集團遵守有關法例及規定，並協助董事會管理達到業務目標之風險。

集團之內部監控程序包括詳盡滙報系統用作向各業務單位部門主管及執行董事報告資料。

每年度各業務單位管理層均制訂業務計劃及財務預算，並交由執行董事作審閱及批准。業務計劃及財務預算會按季度作出檢討，以量度實際表現與財務預算之比較。當制訂財務預算及預測時，管理層識別、評估及報告有機會帶來潛在財務影響之重大業務風險。集團並已確立不同指引及程序，以控制及批核營運開支、資本支出、非預算開支及收購等。

執行董事每月審核各單位在管理報告上之財務成績及重要營運數據，並與各業務單位高級管理層及財務小組召開定期會議，以檢討管理報告、商討在財政預算、預測及市場狀況下之業務表現，並提出與會計及財務有關之事宜。

董事會負責集團之內部監控系統，並透過審計委員會檢討其效用。集團內部監控之評估經由內部審計部門一直獨立處理。內部審計部門每年至少向審計委員會匯報兩次有關內部監控之重要發現。

在回顧年內，董事會已透過審計委員會檢討集團內部監控系統之有效性。

投資者關係

集團重視與投資者之關係，並持續透過經常會議及即時通訊，提供良好及公開之環境與股東及投資者聯絡。

於二零零六年，集團繼續積極，參與路演及投資者研討會。這些投資者研討會有助財務分析員、基金經理及潛在投資者更能明白集團現時之運作、將來計劃及策略性發展。

透過業績公佈後發出之公告、分析員及新聞界發佈會與及股東大會，股東及投資者能輕易獲取快捷及準確之集團消息，並能與董事會分享彼等之意見。

公司亦歡迎投資者及股東聯絡公司投資者關係小組表達彼等之意見，聯絡詳情載列於本年報第60頁內。

公司網站www.hopewellholdings.com與其上市附屬公司 — 合和公路基建有限公司網站www.hopewellhighway.com相連結，提供集團包括業務活動、公司公佈、新聞發佈、中期報告及年報等詳盡資料。集團將不間斷地致力增加股東之回報，並以致誠態度持續與投資團體保持聯繫。

董事會同寅謹將公司及集團截至二零零六年六月三十日止年度之業務報告及經審核之帳目呈覽。

主要業務

公司之主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營。

業績

集團截至二零零六年六月三十日止年度之業績載於第63頁之綜合收益表內。

股息

董事會建議派發末期股息每股港幣48仙(二零零五年：港幣38仙)，連同已於二零零六年三月二十三日派發之中期股息每股港幣36仙(二零零五年：港幣12仙及特別中期股息每股港幣30仙)，總計每股港幣84仙(二零零五年：港幣80仙)，就二零零六年六月三十日止年度，派發之股息合共港幣755,000,000元(二零零五年：港幣718,000,000元)。

主要項目及事項

有關集團主要項目之詳情及本年度發生之重要事項，已詳列於第14頁至第35頁之「業務回顧」段內。

股本

本年度公司之股本之變動詳情載列於財務報告表附註38。

股本溢價及儲備金

本年度股本溢價及儲備金之變動詳情載列於財務報告表附註39。

可供分派儲備金

於二零零六年六月三十日，本公司之可供分派儲備金為本公司於該日之保留溢利，數額為港幣2,585,000,000元(二零零五年：港幣2,727,000,000元)。

捐款

本年度集團之慈善及其他捐款合共港幣22,136,000元(二零零五年：港幣10,386,000元)。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註20及21。有關集團主要物業及

物業權益之詳情載列於第115頁及第116頁。

主要客戶及供應商

年內，集團之首五大客戶佔集團營業額少於30%。首五大供應商則佔本集團總購貨額約37% ，其中包括最大供應商約佔總購貨額20%。

公司各董事、其聯繫人士或據公司董事所知悉擁有本公司已發行股本逾5%之股東，概無擁有集團之首五大客戶或供應商之實益權益。

董事及高級行政人員

截至本報告日，在職董事芳名及彼等之簡介載於第8頁至第13頁。直至本報告日止之董事變更載列如下：

莫仲達先生（於二零零五年八月十五日獲委任）
韋高廉先生（於二零零五年十二月一日辭任）

根據公司之組織章程，何炳章先生、雷有基先生、楊鑑賢先生、張利民先生及何榮春先生於即將召開之股東週年大會上依章告退，惟願膺選連任。

集團各項業務分別直接由執行董事直接管轄，故各執行董事被視為集團之高級行政人員。

合資格會計師

盧玉瑛小姐，41歲，為合資格會計師，於一九九五年加入集團，現任助理集團財務總監。彼負責集團財務及會計事務。彼為香港會計師公會會員及英國特許公認會計師公會資深會員。

董事於重要合約之利益

除於「關連交易」段下詳述有關集團從一名董事購入一項物業外，於本年度終結日或年內任何時間，公司或其任何附屬公司概無訂立與公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零六年六月三十日，根據證券及期貨條例第352條須載錄於本公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則(「標準守則」)而須通知本公司及香港聯合交易所有限公司(「聯交所」)，本公司各名董事及最高行政人員於本公司或本公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 本公司[i]

董事	股份				股本衍生工具相關股份	總權益	佔已發行股本之百分比
	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[ii](受控制公司擁有之權益)	其他權益[iii]			
胡應湘	71,853,032	21,910,000[iv]	111,250,000[v]	30,680,000	9,213,000[vi]	244,906,032[xi]	27.26%
何炳章	24,273,462	1,365,538	2,050,000	–	–	27,689,000	3.08%
郭展禮	1,005,000	–	–	–	–	1,005,000	0.11%
胡文新	27,170,000	–	820,000	–	–	27,990,000	3.11%
李憲武	5,045,322	–	–	–	747,000[vi]	5,792,322	0.64%
嚴文俊	720,000	–	–	–	–	720,000	0.08%
胡文佳	2,645,650	–	–	–	–	2,645,650	0.29%
胡郭秀萍	21,910,000	121,913,032[vii]	61,190,000[viii]	30,680,000	9,213,000[ix]	244,906,032[xi]	27.26%
陸勵荃	–	1,308,981	–	–	–	1,308,981	0.15%
雷有基	8,537	–	–	–	–	8,537	0.00%
楊鑑賢	–	–	–	–	850,000[x]	850,000	0.09%
張利民	90,000	–	–	–	500,000[x]	590,000	0.07%
何榮春	500,000	–	–	–	–	500,000	0.06%
藍利益	90,000	–	–	–	–	90,000	0.01%
莫仲達	–	–	–	–	2,500,000[x]	2,500,000	0.28%

附註：

(i) 於本公司之所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有任何本公司之股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份由胡應湘爵士(「胡爵士」)及其妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。

(iv) 家屬權益21,910,000股股份乃胡爵士夫人之權益。

(v) 公司權益111,250,000股股份乃由胡爵士持有之權益，此權益包括附註(viii)所列之權益61,190,000股。

(vi) 此等股本衍生工具相關股份之權益乃胡爵士及李憲武先生在與另一方訂立1年股本累計(可能遞增)計劃(「計劃」)下有權認購的股份。每個計劃為期大約一年，並分為十二期，每期之開始日即緊接前一期之最終日。 當股份收市價相等於或高於累計遠期價格，每一預計交易日所累積股份數目為每日購入股數。若股份收市價低於累計遠期價格，累積股份數目將為每日購入(遞增)股數。計劃將在觸發事件發生時終止，即是當股份收市價相等於或高於失效價格水平。

在每一期內從另一方購入之股份數目乃每期之開始日(不包括開始日當日)直至及包括每期之最終日，或者直至及包括緊接觸發事件發生前之預計交易日止之每日購入股數或每日購入(遞增)股數之總和。

截至二零零六年六月三十日止，胡爵士及李憲武先生所持之計劃條款簡列如下：

條款	董事					
	胡爵士					李憲武先生
購置日期	02/06/2006	02/06/2006	02/06/2006	07/06/2006	09/06/2006	07/06/2006
失效日期	04/06/2007	04/06/2007	04/06/2007	07/06/2007	11/06/2007	07/06/2007
失效價格水平(港幣)	23.28	23.10	22.94	23.65	22.76	22.89
累計遠期價格(港幣)	20.40	20.68	20.41	20.72	19.95	20.06
最多購入股份數目	1,992,000	2,241,000	996,000	1,992,000	1,992,000	747,000
最多預計交易日數目	249	249	249	249	249	249
每日購入股數	4,000	4,500	2,000	4,000	4,000	1,500
每日購入(遞增)股數	8,000	9,000	4,000	8,000	8,000	3,000

(vii) 家屬權益121,913,0312股股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份。

(viii) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(ix) 股本衍生工具相關股份權益9,213,000股股份乃胡爵士之家屬權益，包括胡爵士在附註(vi)所列之權益。

(x) 由二零零三年優先認股權計劃之股本衍生工具相關股份權益有關詳情載列於「本公司之優先認股權」段。

(xi) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) 合和公路基建有限公司(「合和公路基建」)

董事	公路基建股份				股本衍生工具相關股份權益(ii)(合和公路基建認股權證)	總權益	佔已發行股本之百分比
	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益(i)(受控制公司擁有之權益)	其他權益			
胡應湘	6,249,403	2,491,000 (iii)	10,124,999 (iv)	3,068,000 (v)	–	21,933,402 (x)	0.74%
何炳章	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
胡文新	3,043,500	–	–	–	1,741,500 (vi)	4,785,000	0.16%
李憲武	279,530	–	–	–	–	279,530	0.01%
嚴文俊	10,000	–	–	–	–	10,000	0.00%
胡郭秀萍	2,491,000 (vii)	10,255,403 (viii)	6,118,999 (ix)	3,068,000 (v)	–	21,933,402 (x)	0.74%
雷有基	853	–	–	–	–	853	0.00%

附註：

(i) 此等合和公路基建股份由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 此等合和公路基建認股權證，為其所賦予之權利，可以每股港幣4.18元(可予調整)認購合和公路基建股份，該權利可於二零零三年八月六日起至二零零六年八月五日止三年內行使。

(iii) 2,491,000股合和公路基建股份之權益，乃胡應湘爵士(「胡爵士」)之妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)之權益。

(iv) 公司權益10,124,999股合和公路基建之相關股份由胡爵士持有之權益，此數包括附註(ix)所列之公司權益6,118,999股合和公路基建認股權證之相關股份。

(v) 其他權益3,068,000股合和公路基建之相關股份乃由胡爵士及胡爵士夫人共同持有之權益。

(vi) 1,741,500股合和公路基建認股權證之相關股份乃胡文新先生個人擁有之權益，其中包括1,659,500股合和公路基建認股權證為個人權益及82,000股合和公路基建認股權證為公司權益。

(vii) 2,491,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益，並代表附註(iii)所列之同等數目之股份權益。

(viii) 家屬權益10,255,403股合和公路基建之相關股份乃胡爵士夫人之丈夫胡爵士之權益。此權益包括由胡爵士透過公司持有之4,006,000股合和公路基建認股權證之相關股份。

(ix) 公司權益6,118,999股合和公路基建認股權證之相關股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(x) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) 合信保險及再保險有限公司(「合信保險」)

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有合信保險之600,000股普通股，佔其已發行股本之50%。

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為長倉。

除上述所披露外，於二零零六年六月三十日，本公司各董事或最高行政人員概無持有本公司相聯公司之任何其他股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者，或須根據標準守則規定通知本公司及聯交所。

本公司之優先認股權

本公司股東批准終止(即不可再授出認股權)一九九四年優先認股權計劃，並採納一新優先認股權計劃(「二零零三年優先認股權計劃」)，兩者生效日期為二零零三年十一月一日。

(A) 一九九四年優先認股權計劃

一九九四年優先認股權計劃於二零零三年十一月一日經已終止，公司再無就一九九四年優先認股權計劃授出任何認股權。截至二零零六年六月三十日，並無尚未行使的一九九四年優先認股權計劃的認股權。

(B) 二零零三年優先認股權計劃

(1) 二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，然而，當時任何尚未行使之認股權將繼續有效。二零零三年優先認股權計劃之主要條款摘要載列於以下(2)段。

(2) 二零零三年優先認股權計劃旨在以一個靈活之方式，讓公司向任何合資格人士(包括本公司之主要股東、董事或僱員或集團各成員公司之顧問、專業人士及其他諮詢人)提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事會可不時批准之該等其他目的。

根據二零零三年優先認股權計劃，可予授出之認股權(連同因認股權獲行使所發行之股份及因任何尚未行使之認股權所產生之股份)所涉及之股份數目，除獲取股東之重新批准外，最多為公司於採納二零零三年優先認股權計劃之日已發行股本之10%。二零零三年優先認股權計劃項下之每位參

與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。於本報告日，根據二零零三年優先認股權計劃下可予發行的股份總數合共82,548,212股(佔本公司已發行股本之9.19%)。

認股權可予行使之期限將由公司董事會全權釐定，惟認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，毋須持有認股權最短時限。認股權須於授予認股權日期14天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為公司董事會於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期(必須為營業日)的收市價(以聯交所日報表所載為準)；(b)股份於緊接授予認股權日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載者為準)；及(c)公司每股股份之面值(以最高者為準)。

所有授出之認股權證可在授出日後行使。

(3) 截至二零零六年六月三十日止年度內，公司之優先認股權變動詳情如下：

	授出日期	行使價(港幣)	於二零零五年七月一日尚未行使之認股權數目	於年內授出認股權數目	於年內行使認股權數目	於年內註銷／屆滿認股權數目	於二零零六年六月三十日尚未行使之認股權數目	行使期	於年內緊接認股權授出日期之前的收市價(港幣)
董事									
楊鑑賢	08/09/2004	17.10	950,000	–	100,000	–	850,000	08/09/2004 – 07/09/2007	不適用
張利民	08/09/2004	17.10	500,000	–	–	–	500,000	08/09/2004 – 07/09/2007	不適用
何榮春	08/09/2004	17.10	495,000	–	495,000	–	–	08/09/2004 – 07/09/2007	不適用
莫仲達	02/09/2005	19.94	–	2,500,000	–	–	2,500,000	02/03/2006 – 01/03/2009	20.05
合共			**1,945,000**	**2,500,000**	**595,000**	–	**3,850,000**		

年內，緊接楊鑑賢先生及何榮春先生行使認股權日期之前的股份加權平均收市價分別為港幣20.75元、及19.85元。

於二零零四年九月八日授出之認股權可在授出日後行使，而於二零零五年九月二日授出之認股權按下列方式行使：

最多可行使之認股權	*行使期限*
授出認股權之50%	由授出日後之六個月至授出日後之十八個月內 （即二零零六年三月二日至二零零七年三月一日）
餘下全數（包括尚未行使）之認股權	由授出日後之十八個月至授出日後之四十二個月止 （即二零零七年三月二日至二零零九年三月一日）

按二項式期權定價模式計算，於年內授出每股行使價港幣19.94元之優先認股權在授出當日之公平價值估計為港幣2.73元。有關價值乃按照授出當日之股價港幣19.6元，緊接授出當日前一年的每日股價統計分析而計算出之公司股價歷史波幅比率23.3%、預期認股權之年期3.4年及股息回報率4.1%，以及經參考三年期及四年期外滙基金債券之無風險年息率3.66%而計算。

二項式期權定價模式乃用於估計可買賣認股權之公平價值。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算認股權之公平價值。

合和公路基建之優先認股權

(a) 合和公路基建之優先認股權計劃（「合和基建認股權計劃」）由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和基建認股權計劃將於二零一三年七月十五日屆滿。合和基建認股權計劃之主要條款摘要載列於以下(b)段。

(b) 認股權計劃旨在以一個靈活之方式，讓合和公路基建鼓勵、獎勵、酬金、補償及／或提供利益予(i)合和公路基建集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員；(ii)由合和公路基建集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)合和公路基建集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)合和公路基建

任何最高行政人員或主要股東；(v)合和公路基建董事、最高行政人員或主要股東之任何聯繫人；及(vi)合和公路基建主要股東之任何僱員或就合和公路基建董事會不時批准之該等其他目的。

在合和公路基建認股權計劃下，除獲取合和公路基建股東之重新批准外，合和公路基建行使根據合和公路基建認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過合和公路基建緊隨首次招股完成後之已發行股份總數10%。在合和公路基建認股權計劃下，任何一名參與者之最高配額於任何十二個月期間內不得超過合和公路基建已發行股本總數之1%。於本報告日，根據合和公路基建認股權計劃可予發行的股份總數合共283,200,000股(佔合和公路基建已發行股本之9.6%)。

認股權可予行使之期限將由合和公路基建董事會全權釐定，惟認股權必須於授出日期起計十年內行使。除經合和公路基建董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，毋須持有認股權最短時限。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為合和公路基建董事會於授出有關認股權時可酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於承接人接納建議日期(或倘該日期並非一營業日，則為下一個營業日(「授出日期」))的收市價(以聯交所日報表所載為準)；(b)股份於緊接授出日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載為準)；及(c)合和公路基建每股股份之面值(以最高者為準)。

(c) 截至二零零六年六月三十日止年度內，合和公路基建優先認股權並無任何變動，而於二零零六年六月三十日，尚未行使之認股權詳情如下：

	授出日期	行使價(港幣)	於二零零五年七月一日之認股權數目	於年內授出認股權數目	於年內行使認股權數目	於年內註銷／屆滿認股權數目	於二零零六年六月三十日尚未行使之認股數目	行使期	於年內緊接認股權授出日期之前的收市價(港幣)
合和公路基建之董事									
梁國基	08/09/2004	4.875	2,000,000	–	–	–	2,000,000	08/09/2004 –07/09/2007	不適用
合和公路基建之僱員	08/09/2004	4.875	400,000	–	–	–	400,000	08/09/2004 –07/09/2007	不適用
合共			**2,400,000**	**–**	**–**	**–**	**2,400,000**		

所有授出之認股權可在授出日後行使。

收購股份或債券之安排

除於上文「本公司之優先認股權」及「合和公路基建之優先認股權」段所披露者外，本公司或其任何附屬公司於截止二零零六年六月三十日止年度內概無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

董事薪酬

董事酬金乃由股東於股東週年大會上釐定，董事之其他報酬乃由董事會根據市場慣常做法、公司薪酬政策、董事於集團之職責及董事對集團之貢獻而釐定。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償(除法定賠償外)而不可於一年內終止之服務合約。公司之所有獨立非執行董事均有固定任期，惟須依公司之組織章程規定於公司股東週年大會上輪值告退。

退休及公積金計劃

為遵守強制性公積金(「強積金」)計劃條例之規定，集團已成立強積金計劃。集團及僱員須各自就該計劃作出相等於僱員有關入息的5%供款，而有關入息的上限為每月港幣20,000元。集團於年內就強積金計劃所作出之供款共港幣7,884,000元。

管理合約

於本年度終結日或年內任何時間，公司並無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

除於「董事於股份、相關股份及債權證之權益」段所披露者外，於二零零六年六月三十日，公司無接獲通知超過公司已發行股本5%或以上之任何其他權益並須按證券及期貨條例第336條載錄登記冊內。

購回、出售或贖回證券

公司或其任何附屬公司在本年度內並無購回、出售或贖回任何其證券。

確認獨立性

公司已收到每位獨立非執行董事根據上市規則第3.13條作出確認其獨立性之年度確認函，並仍然認為有關董事確屬獨立人士。

關連交易

年內，集團與下述根據上市規則界定為關連人士之人士訂立以下交易：

(1) 於二零零五年九月五日，合和公路基建之全資附屬公司—合和廣珠高速公路發展有限公司(「合和廣珠」)與廣東省公路建設有限公司(「西綫中方夥伴」)簽訂兩份有條件補充修改協議(「補充修改協議」)，以透過廣東廣珠西綫高速公路有限公司(「西綫合作公司」)投資、規劃、設計、建設及經營珠江三角洲西岸幹道第III期(「西綫III期」)。補充修改協議修改合和廣珠及西綫中方夥伴於二零零四年一月五日簽訂之合作合同(已於二零零四年七月十四日修訂)及修改西綫合作公司日期為二零零四年一月五日之合作章程(已於二零零四年七月十四日修訂)。

補充修改協議主要條款為除珠江三角洲西岸幹道第I期及第II期外，擴大合作範圍至包括西綫III期及相關設施，西綫III期之投資總額估計為人民幣32.6億元。西綫合作公司之註冊資本將增加人民幣11.41億元(由人民幣23.03億元增加至人民幣34.44億元)，新增註冊資本由合和廣珠及西綫中方夥伴各自以現金投入相同份額。合作期限以中國政府有關部門批准為準，在合作期限屆滿前六個月內，經西綫合作公司董事會一致決議及有關監管機構的批准，合作期限可作延長。

根據公司與聯交所訂立之上市協議第46條及本公司於二零零三年八月七日致聯交所之函件，西綫合作公司(即由集團與西綫中方夥伴共同控制之一家中外合營企業，用作經營收費公路項目)被視為按當時上市規則第14章所界定之合和公路基建及本公司之附屬公司。西綫中方夥伴現擁有西綫合作公司及廣深珠高速公路有限公司(該公司為西綫中方夥伴與合和公路基建一家附屬公司組成之中外合營企業)50%權益，故就上市規則第14A章而言被視為合和公路基建及本公司之關連人士。

該交易之詳情刊載於合和公路基建及本公司於二零零四年七月十四日及二零零四年八月四日之聯合公告內，並載於二零零四年八月二十一日發出之聯合通函內，並已於二零零四年九月六日股東特別大會上獲本公司股東批准。

(2) 於二零零六年六月一日，公司旗下一全資附屬公司Banbury Investments Limited (「Banbury」)，與Theopald Limited (「Theopald」)訂立一項買賣協議(「買賣協議」)。Theopald為一間其已發行股份全數由公司副主席及董事總經理何炳章先生及其配偶實益擁有之公司。根據上市規則，Theopald為公司之關連人士，而根據上市規則第14A章，Banbury與Theopald所訂立之買賣協議構成一項公司之關連交易。

根據該買賣協議，Theopald同意售出及Banbury同意購入位於香港樂活道12號E座地下及8號停車位(「物業」)，收購價款為港幣45,000,000元。Banbury已於簽訂買賣協議時支付港幣4,500,000元，並已於二零零六年六月二日支付收購價款餘額港幣40,500,000元。

集團計劃收購位於香港跑馬地樂活道12號，佔地約22,000平方呎之集團住宅發展項目(「樂活道項目」)所涉及之所有物業，重新發展為高級住宅。根據現時估計，總樓面面積約為110,000平方呎。由於該物業是樂活道項目之一部份，集團須收購該物業，以完成上述收購。

該關連交易之詳情已載列於本公司二零零六年六月一日之公告內。

公眾持股量

就可提供公司之公開資料及公司董事所知，於本報告日，公司已發行股份有足夠並超過上市規則規定25%之公眾持股量。

上市規則第13章下之披露

於二零零三年合和公路基建在聯交所上市後，在上市規則13.13條、13.16條、13.20條及13.22條的範圍內，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目中外合營企業已被視作為本公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照該等規則另行披露。

核數師

於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤•關黃陳方會計師行為本公司核數師。

承董事會命

胡應湘爵士 GBS, KCMG, FICE

主席

香港，二零零六年八月三十日

董事會

胡應湘爵士 GBS, KCMG, FICE,
主席

何炳章先生 *
副主席及董事總經理

郭展禮先生
董事副總經理

胡文新先生
董事副總經理

李憲武先生 #
嚴文俊先生
胡文佳先生 ##
胡爵士夫人郭秀萍太平紳士 #
陸勵荃女士 ##
楊鑑賢先生
雷有基先生
李嘉士先生 #
張利民先生
何榮春先生
藍利益先生 ##
莫仲達先生

* *亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事*
\# *非執行董事*
\## *獨立非執行董事*

審計委員會

藍利益先生*主席*
陸勵荃女士
胡文佳先生

薪酬委員會

何炳章先生*主席*
藍利益先生
陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港灣仔皇后大道東183號
合和中心64樓
電話　　：(852) 2528 4975
圖文傳真：(852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤・關黃陳方會計師行

主要往來銀行 +

中國農業銀行
中國銀行
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中國建設銀行股份有限公司
集友銀行有限公司
花旗銀行
星展銀行有限公司
加拿大出口開發公司
恒生銀行有限公司
香港上海匯豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行
中國工商銀行(亞洲)有限公司
廖創興銀行有限公司
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南洋商業銀行有限公司
華僑銀行
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話：(852) 2862 8628　圖文傳真：(852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股(股份代號：54)

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話：(852) 2862 5683　圖文傳真：(852) 2861 2068
電郵：ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

目錄

Deloitte.
德勤

致合和實業有限公司各股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊於第63頁至第114頁按照香港普遍採納之會計原則編製之財務報告表。

董事及核數師各自之責任

香港公司條例規定董事須編製真實與公平之財務報告表。在編製該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並按香港公司條例第141條將此意見僅向股東(作為法人)報告，而不作其他用途，本行不對任何其他人仕就本報告內容負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告表均真實與公平地反映　貴公司及　貴集團於二零零六年六月三十日結算時之財務狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零六年八月三十日

綜合收益表

截至二零零六年六月三十日止年度

	附註	2005 港幣千元 (重列)	2006 港幣千元
營業額	6	678,032	**931,401**
銷售及服務成本		(362,735)	**(471,385)**
		315,297	**460,016**
其他收入	8	116,764	**261,563**
銷售及分銷成本		(24,338)	**(40,104)**
行政費用		(168,511)	**(169,625)**
其他營運費用	9	(54,838)	**(22,136)**
投資物業公平值變動產生之盈利		281,166	**405,529**
出售一電廠項目之盈利	10	449,216	**185,755**
出售／視作出售附屬公司權益之盈利	11	–	**294,491**
撥回應收一前共同控制個體款項之減值虧損	12	–	**245,480**
保證準備撥回	47(a)	–	**80,000**
出售共同控制個體及一聯營公司權益之盈利	12	502,117	**–**
財務成本	13	(92,182)	**(61,706)**
應佔其溢利			
共同控制個體	14	989,870	**1,014,775**
聯營公司		3,220	**16,564**
除税前溢利	15	2,317,781	**2,670,602**
所得税支出	16	(73,646)	**(68,148)**
本年度溢利		2,244,135	**2,602,454**
應佔其溢利：			
本公司股權持有人		1,907,333	**2,249,896**
少數股東權益		336,802	**352,558**
		2,244,135	**2,602,454**
已付股息	17	646,120	**664,901**
		港元	*港元*
每股溢利	18		
基本		2.13	**2.50**
攤薄後		2.12	**2.50**

綜合資產負債表

於二零零六年六月三十日

	附註	2005 港幣千元 (重列)	**2006** **港幣千元**
資產			
非流動資產			
投資物業	20	6,116,284	**6,537,344**
物業、機械及設備	21	440,627	**458,804**
預付土地租賃款項	22	790,970	**972,953**
待發展或發展中物業	25	201,395	**231,647**
共同控制個體權益	26	6,526,214	**6,949,504**
聯營公司權益	27	10,143	**23,376**
其他投資項目	45(b)	–	**92,344**
可供出售投資	28	–	**194,932**
證券投資	29	22,114	–
長期貸款及應收款項	30	1,216,483	**1,039,530**
已抵押之存款	33	94,263	–
		15,418,493	**16,500,434**
流動資產			
存貨	31	9,333	**11,537**
持作出售之物業	32	359,730	**462,094**
預付土地租賃款項	22	6,874	**8,449**
證券投資之即期部分	29	737,591	–
貿易及其他應收賬款	33	522,057	**656,117**
按金及預付款項		34,655	**50,616**
貸款予共同控制個體	30	10,870	**45,620**
銀行結餘及現金	33	2,551,430	**3,649,562**
		4,232,540	**4,883,995**
總資產		19,651,033	**21,384,429**

	附註	2005 港幣千元 (重列)	2006 港幣千元
股東權益及負債			
資本及儲備金			
股本	38	2,244,925	**2,246,413**
股份溢價及儲備金	39	13,221,087	**14,987,392**
本公司股權持有人應佔權益		15,466,012	**17,233,805**
少數股東權益		2,468,602	**2,862,080**
權益總額		17,934,614	**20,095,885**
非流動負債			
銀行貸款	40	55,000	**–**
應付聯營公司款項	42	12,038	**–**
保證準備	47(a)	164,059	**84,059**
遞延税項負債	43	580,491	**659,113**
		811,588	**743,172**
流動負債			
貿易及其他應付賬款	34	759,622	**330,204**
出售物業收取之按金		–	**41,589**
租務及其他按金		95,258	**125,457**
應付聯營公司款項	35	–	**10,891**
應付一少數股東款項	37	–	**8,531**
税項負債		49,951	**28,700**
		904,831	**545,372**
總負債		1,716,419	**1,288,544**
股東權益及負債總額		19,651,033	**21,384,429**

郭展禮
董事副總經理

胡文新
董事副總經理

公司資產負債表

於二零零六年六月三十日

	附註	2005 港幣千元 (重列)	**2006** **港幣千元**
資產			
非流動資產			
附屬公司投資	23	27,813	**1,595**
應收附屬公司款項	24	13,396,525	**176,501**
聯營公司投資	27	401	**401**
可供出售投資	28	–	**3,000**
證券投資	29	3,000	**–**
		13,427,739	**181,497**
流動資產			
貿易及其他應收賬款	33	428	**441**
按金及預付款項		622	**358**
應收附屬公司款項	36	–	**13,377,570**
銀行結餘及現金	33	355,414	**171,222**
		356,464	**13,549,591**
總資產		13,784,203	**13,731,088**
股東權益及負債			
資本及儲備金			
股本	38	2,244,925	**2,246,413**
股份溢價及儲備金	39	11,388,780	**11,260,187**
		13,633,705	**13,506,600**
非流動負債			
應付附屬公司款項	41	110,225	**–**
應付聯營公司款項	42	12,038	**–**
		122,263	**–**
流動負債			
貿易及其他應付賬款	34	21,825	**22,145**
應付附屬公司款項	36	–	**191,237**
應付聯營公司款項	35	–	**11,106**
稅項負債		6,410	**–**
		28,235	**224,488**
總負債		150,498	**224,488**
股東權益及負債總額		13,784,203	**13,731,088**

郭展禮
董事副總經理

胡文新
董事副總經理

綜合已確認收入及支出報表

	2005 港幣千元 (重列)	2006 港幣千元
伸算附屬公司、共同控制個體及 聯營公司財務報告表之兑換差額	(183)	**101,611**
可供出售投資公平值變動產生之盈利	–	**48,191**
應佔共同控制個體及聯營公司儲備金	(5,956)	–
直接於權益中確認之(開支)收入淨額	(6,139)	**149,802**
出售可供出售投資時撥往綜合收益表	–	**(20,931)**
出售共同控制個體時變現之匯兑儲備金	2,839	–
本年度溢利	2,244,135	**2,602,454**
本年度確認之收入總額	2,240,835	**2,731,325**
應佔數額：		
本公司股權持有人	1,905,701	**2,355,616**
少數股東權益	335,134	**375,709**
	2,240,835	**2,731,325**
會計政策變動之影響(附註3)		
本公司股權持有人應佔數額		
年初之投資物業重估儲備金減少	(2,131,845)	**(2,454,573)**
年初之保留溢利增加	1,365,292	**1,671,831**
	(766,553)	**(782,742)**

	2005 港幣千元 (重列)	**2006** **港幣千元**
經營業務		
除税前溢利	2,317,781	**2,670,602**
調整：		
利息來自		
共同控制個體	(43,653)	**(108,279)**
契約廢止及其他銀行存款、貸款及應收款項	(82,694)	**(140,045)**
持有至到期之債務證券投資回報		
(已減除購入溢價之攤銷)	(24,494)	**(3,822)**
出售持有至到期之債務證券之虧損	751	**–**
持有至到期之債務證券之匯兑虧損淨額	5,599	**–**
物業、機械及設備折舊	26,154	**26,509**
攤銷預付土地租賃款項	3,227	**3,227**
以股份為基礎之付款支出	–	**5,295**
投資物業公平值變動產生之盈利	(281,166)	**(405,529)**
出售一電廠項目之盈利	(449,216)	**(185,755)**
出售其他物業、機械及設備之(盈利)虧損	(812)	**80**
出售／視作出售附屬公司權益之盈利	–	**(294,491)**
出售可供出售投資之盈利	–	**(28,889)**
撥回就應收一前共同控制個體款項之減值虧損	–	**(245,480)**
保證準備撥回	–	**(80,000)**
出售共同控制個體及一聯營公司權益之盈利	(502,117)	**–**
財務成本	92,182	**61,706**
應佔其溢利		
共同控制個體	(989,870)	**(1,014,775)**
聯營公司	(3,220)	**(16,564)**
營運資金變動前經營現金流量	68,452	**243,790**
存貨之增加	(462)	**(2,204)**
持作出售物業之增加	(95,570)	**(102,364)**
貿易及其他應收賬款、按金及預付款項之減少(增加)	19,944	**(39,330)**
出售物業收取之按金增加	–	**41,589**
貿易及其他應付賬款、租務及其他按金之增加	40,235	**40,090**
經營活動所產生之現金	32,599	**181,571**
已付税項		
香港利得税	(91,258)	**(5,482)**
其他地區税項	(6,482)	**(9,278)**
經營業務(用於)產生之現金淨額	(65,141)	**166,811**

	附註	2005 港幣千元 (重列)	2006 港幣千元
投資業務			
已收利息		297,684	**165,483**
已收股息		857,378	**902,622**
投資物業之增加		(255,960)	**(53,255)**
物業、機械及設備之增加		(24,520)	**(45,444)**
預付土地租賃款項之增加		(137,649)	**(285,336)**
於聯營公司之投資		–	**(12)**
來自(償還)聯營公司之墊款		6,934	**(1,147)**
於共同控制個體之投資		(31,536)	**(4,000)**
貸款予共同控制個體		(34,612)	**(29,500)**
共同控制個體償還之貸款		649,049	**293,911**
長期應收款項之減少		92,079	**51,066**
購入可供出售投資		–	**(199,497)**
可供出售投資於出售時所得款項		–	**79,396**
購入持有至到期債務證券		(301,120)	**–**
持有至到期債務證券於贖回及出售時所得款項		1,277,476	**733,035**
其他投資項目之增加		–	**(92,344)**
待發展或發展中之物業之增加		(8,569)	**(24,948)**
自下列出售之已收淨額			
電廠項目		672,464	**89,785**
其他物業、機械及設備		864	**241**
投資物業		–	**44,289**
聯營公司權益		6,484	**–**
共同控制個體權益		518,376	**–**
契約廢止存款之減少		1,587,990	**–**
收購一附屬公司額外權益		–	**(992)**
出售附屬公司	44	–	**–**
來自投資業務之現金淨額		5,172,812	**1,623,353**

	2005 港幣千元 （重列）	2006 港幣千元
融資活動		
已付利息	(88,061)	**(5,636)**
已付貸款安排費用及銀行手續費	(21,122)	**(38,016)**
已付股息予		
股東	(646,120)	**(664,901)**
附屬公司之少數股東	(181,903)	**(200,476)**
分派予少數股東	(137,828)	**(17,773)**
由附屬公司發行之認股權證行使之所得款項	22,542	**255,964**
少數股東投入之資本及墊款	11,710	**8,531**
本公司發行股份所得款項淨額	127,389	**10,166**
回購股份	(19,912)	**–**
新增銀行貸款	55,000	**1,152,000**
償還銀行貸款	(1,233,555)	**(1,207,000)**
贖回票據	(1,474,201)	**–**
用於融資活動之現金淨額	(3,586,061)	**(707,141)**
現金及現金等值物之淨額增加	1,521,610	**1,083,023**
年初現金及現金等值物	1,029,933	**2,551,430**
外幣兌換率變動之影響	(113)	**15,109**
年末現金及現金等值物，即銀行結存及現金	2,551,430	**3,649,562**

1. 一般資料

本公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司（「香港聯交所」）上市。本公司之註冊辦事處及主要營業地點為香港灣仔皇后大道東183號合和中心64樓。

本財務報告表以港幣，即以本公司之功能貨幣呈列。

本集團主要從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營業務。

2. 採用香港財務報告準則／會計政策之變動

於本年度，本集團首次採納由香港會計師公會（「香港會計師公會」）頒佈之多項新訂香港財務報告準則（「香港財務報告準則」）、香港會計準則（「香港會計準則」）及詮釋（統稱為「新香港財務報告準則」）。該等準則於二零零五年一月一日或以後開始之會計期間生效。應用新香港財務報告準則導致綜合收益表、綜合資產負債表及綜合已確認收入及支出報表之呈報方式有所改變。特別是少數股東權益及應佔聯營公司及共同控制個體税項之呈報方式已有所變動。此等呈報方式之變動已追溯應用。採納新香港財務報告準則已導致本集團以下範疇之會計政策出現變動，對現行及／或以往會計期間之業績編製及呈列方式構成影響：

酒店物業

香港詮釋第2號「酒店物業之適當會計政策」（「香港詮釋第2號」）澄清業主持作自營酒店物業之會計政策。在以往期間，本集團之自營酒店物業以成本列賬，並不作出折舊。香港詮釋第2號要求將業主持作營運之物業按香港會計準則第16號「物業、廠房及設備」分類為物業、廠房及設備，並因而使用成本值模式或重估值模式入賬。本集團就其酒店物業採用成本值模式入賬。在香港詮釋第2號未附任何具體過渡條文之情況下，此項新會計政策已被追溯應用。比較數字已作重列（有關財務影響，請參閱附註3）。

業主自用之土地租賃權益及發展中物業

於以往年度，業主自用之租賃土地及樓宇乃計入物業、機械及設備以成本值模式計量。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份在進行租賃分類時須分開考慮，除非租金無法可靠劃為土地及樓宇兩部份，在該情況下整項租賃一般以融資租約形式處理。在土地及樓宇所佔之租賃款項能可靠分配之情況下，土地之租賃權益重新分類為經營租約項下之預付土地租賃款項，並按成本值列賬及於租賃期內按直線法攤銷。此項會計政策之變動已追溯應用。比較數字已作重列（有關財務影響，請參閱附註3）。

本集團以往將正常營運週期內持作出售之發展中物業列為非流動項目，現已根據香港會計準則第1號「財務報告表之呈報」重新列為流動項目。比較數字已作重列（有關財務影響，請參閱附註3）。

投資物業

在以往期間，香港會計師公會頒佈之會計實務準則第13號（「會計實務準則第13號」）項下之投資物業以公開市值計量，重估盈餘或虧損撥入投資物業重估儲備，除非此項儲備結餘不足以彌補重估減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按早前之減幅記入收益表。在本年度，本集團首次應用香港會計準則第40號「投資物業」並已選擇追溯應用此項準則。本集團已選擇將其投資物業以公平值模式入賬，此模式規定將投資物業公平值變動所產生之收益或虧損直接確認於有關損益產生期內之收益表。本集團已應用香港會計準則第40號之過渡性條文，並選擇追溯應用香港會計準則第40號。比較數字已重列（有關財務影響，請參閱附註3）。

採納香港會計準則第40號亦導致若干以往根據會計實務準則第13號之規定分類為投資物業之物業分類出現變動。在以往期間，雖然投資物業其中部份非持作投資用途並由本集團佔用，但該部份若按面積或價值佔投資物業整體相等或少於百分之十五，則佔用部份亦歸類為投資物業。根據香港會計準則第40號，倘物業部份可以分開出售，則該部份應分開入賬。在本年度，本集團已追溯應用香港會計準則第40號，並將若干由業主佔用之物業從投資物業重新分類至物業、機械及設備及預付土地租賃款項。比較數字已重列（有關財務影響，請參閱附註3）。

2. 採用香港財務報告準則／會計政策之變動（續）

與投資物業有關之遞延税項

在以往年度，根據以往詮釋重估投資物業所產生之税項後果乃根據有關物業可透過出售可收回之賬面金額作出評估。香港（常務詮釋委員會）詮釋第21號「所得税－收回經重估之不可折舊資產」（「香港（常務詮釋委員會）詮釋第21號」）不再假設投資物業賬面值可透過出售而收回。因此，投資物業之遞延税項後果現按反映本集團預期於每一結算日收回物業之方式之基準計算。於香港（常務詮釋委員會）詮釋第21號未附任何具體過渡條文之情況下，此項會計政策已追溯應用。比較數字已重列（有關財務影響，請參閱附註3）。

金融工具

於本年度，本集團已應用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定作追溯應用。採納香港會計準則第32號對財務報告表之呈報並無造成重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，基本上不容許對金融資產及負債進行追溯性確認、不再確認或計量。因實行香港會計準則第39號而產生之主要影響摘要如下：

金融資產及金融負債之分類及計量

本集團已就香港會計準則第39號所界定之金融資產及金融負債範圍內，應用有關香港會計準則第39號之過渡性條文。

於二零零五年六月三十日前，本集團根據香港會計師公會頒佈之會計實務準則第24號「證券投資」之基準處理方式將其債務證券及股本證券分類及計量。根據會計實務準則第24號，於債務或股本證券之投資會適當地分類為「投資證券」、「其他投資」或「持有至到期之投資」。根據會計實務準則第24號，「投資證券」按成本值減減值虧損（倘有）入賬，而「其他投資」乃按公平值計量，而未變現收益或虧損計入損益內。持有至到期之投資乃按攤銷成本減減值虧損（倘有）入賬。自二零零五年七月一日起，本集團按照香港會計準則第39號將債務證券及股本證券分類及計量。根據香港會計準則第39號，金融資產乃歸類為「按公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」或「持有至到期之金融資產」。分類視乎購入資產之目的而定。「按公平值計入損益之金融資產」及「可供出售金融資產」乃按公平值入賬，而公平值變動乃分別於損益及股本權益中確認。在任何活躍市場並無市場報價及無法可靠地計量公平值之可供出售股本投資，及與該等無報價股本工具掛鈎及必須透過交付該等工具進行結算之衍生工具，於首次確認後按成本值減減值虧損計量。「貸款及應收賬款」及「持有至到期之金融資產」乃按攤銷成本使用實際利率法計量。於二零零五年七月一日，本集團根據香港會計準則第39號之過渡性條文將證券投資重新分類為可供出售投資。據此應用香港會計準則第39號並無對本集團於二零零五年七月一日之保留溢利造成任何重大影響。

債務證券及股本證券以外之金融資產及金融負債

由二零零五年七月一日起，本集團按照香港會計準則第39號之規定將其金融資產及金融負債（先前超出會計實務準則第24號之範圍以外）分類及計量。誠如上文所述，香港會計準則第39號之金融資產乃歸類為「按公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」及「持有至到期之金融資產」。金融負債一般歸類為「按公平值計入損益之金融負債」或「除按公平值計入損益之金融負債外之金融負債（其他金融負債）」。「其他金融負債」乃按攤銷成本使用實際利率法入賬。

於應用香港會計準則第39號前，免息貸款乃按其面值列賬。香港會計準則第39號規定，所有金融資產及金融負債於首次確認時按公平值計算。免息貸款乃使用實際利率法於其後結算日按攤銷成本計量。本集團於二零零五年七月一日之保留溢利已增加約港幣61,617,000元。截至二零零六年六月三十日止年度之溢利已減少約港幣1,822,000元。

以股本為基礎之付款

於本年度，本集團已應用香港財務報告準則第2號「以股本為基礎之付款」。該準則規定，當本集團以股份或股份權利（「股本結算交易」），或以特定數目股份或股份權利等值之其他資產（「現金結算交易」）作為購買貨品或取得服務之代價時，則須確認開支。香港財務報告準則第2號對本集團之主要影響關乎授予本公司董事及僱員之認股權於認股權授出日期釐定之公平值，須於歸屬期內支銷。在應用香港財務報告準則第2號前，本集團直至在認股權獲行使時才確認該等認股權之財務影響。本集團已就於二零零五年七月一日或以後授出之認股權應用香港財務報告準則第2號。於二零零五年七月一日前授出之認股權而言，對於二零零二年十一月七日或以前授出之認股權及對於二零零二年十一月七日以後授出並於二零零五年七月一日前已歸屬之認股權，本集團根據相關過渡性條文並未應用香港財務報告準則第2號。因此，採用香港財務報告準則第2號並未對本集團以往會計期間之業績有所影響。

有關應用香港財務報告準則第2號對本集團本年度業績之財務影響概要於附註3。

3. 會計政策變動之影響概要

上文附註2所述會計政策之變動對本集團本期及過往年度業績之影響如下：

	2005 港幣千元	**2006** **港幣千元**
折舊及攤銷		
－酒店物業	(7,391)	**(7,392)**
－由投資物業重新分類至物業、機械及設備	(3,077)	**(3,134)**
預付土地租賃款項攤銷	(3,227)	**(3,227)**
由於酒店物業及由投資物業重新分類至物業、機械及設備之折舊及攤銷所產生之遞延税項減少	1,735	**1,800**
投資物業公平值變動產生之盈利		
－本集團	281,166	**405,529**
－一共同控制個體	27,000	**1,000**
－一聯營公司	–	**(1,895)**
投資物業所產生之遞延税項增加		
－本集團	(48,284)	**(70,968)**
－一共同控制個體	(3,000)	**–**
出售投資物業之虧損減少	–	**66,702**
授予僱員之認股權之開支	–	**(5,295)**
提供予一共同控制個體之免息貸款有關之名義利息收入增加	–	**42,745**
就金融負債應佔一間共同控制個體溢利減少	–	**(45,233)**
應佔共同控制個體及聯營公司税項自重新分類(重新分類至)		
－應佔共同控制個體溢利	(70,855)	**(111,577)**
－應佔聯營公司溢利	(668)	**(36)**
－所得税開支	71,523	**111,613**
本年度溢利增加	244,922	**380,632**
應佔其溢利：		
本公司股權持有人	244,922	**381,298**
少數股東權益	–	**(666)**
	244,922	**380,632**

年內溢利增加之項目呈列其分類分析如下：

	2005 港幣千元	**2006** **港幣千元**
營業額增加	–	**42,745**
銷售及服務成本增加	(13,695)	**(13,753)**
行政費用增加	–	**(5,295)**
其他經營開支減少	–	**66,702**
投資物業公平值變動產生之盈利增加	281,166	**405,529**
應佔其溢利減少		
－共同控制個體	(46,855)	**(155,810)**
－聯營公司	(668)	**(1,931)**
所得税支出減少	24,974	**42,445**
年內溢利增加	244,922	**380,632**

3. 會計政策變動之影響概要 *(續)*

本集團

應用新香港財務報告準則於二零零五年六月三十日及二零零五年七月一日之累計影響概述如下：

	於二零零五年六月三十日(原本呈列) 港幣千元	採納下列準則之影響 香港詮釋第2號 港幣千元	香港會計準則第1號 港幣千元	香港會計準則第17號 港幣千元	香港會計準則第32號 港幣千元	香港會計準則第40號 港幣千元	香港(常務詮釋委員會)詮釋第21號 港幣千元	於二零零五年六月三十日(重列) 港幣千元	採納香港會計準則第39號之影響 港幣千元	於二零零五年七月一日(重列) 港幣千元
資產負債表項目										
投資物業	6,477,300	-	-	-	-	(361,016)	-	6,116,284	-	6,116,284
物業、機械及設備	538,378	(129,804)	-	(78,996)	-	111,049	-	440,627	-	440,627
預付土地租賃款項										
－非即期	-	-	-	737,207	-	53,763	-	790,970	-	790,970
－即期	-	-	-	5,528	-	1,346	-	6,874	-	6,874
待發展或發展中物業	1,125,532	-	(260,398)	(663,739)	-	-	-	201,395	-	201,395
共同控制個體權益	7,725,147	-	-	-	(1,198,933)	-	-	6,526,214	268,592	6,794,806
聯營公司權益	14,164	-	-	-	-	-	(4,021)	10,143	-	10,143
證券投資										
－非即期	22,114	-	-	-	-	-	-	22,114	(22,114)	-
－即期	737,591	-	-	-	-	-	-	737,591	(737,591)	-
持有至到期之投資	-	-	-	-	-	-	-	-	737,591	737,591
可供出售投資	-	-	-	-	-	-	-	-	22,114	22,114
長期貸款及應收款項	-	-	-	-	1,216,483	-	-	1,216,483	(186,187)	1,030,296
長期應收款項	17,550	-	-	-	(17,550)	-	-	-	-	-
持作出售之物業	99,332	-	260,398	-	-	-	-	359,730	-	359,730
遞延稅項負債	(64,815)	22,716	-	-	-	889	(539,281)	(580,491)	-	(580,491)
對資產及負債之影響總額		(107,088)	-	-	-	(193,969)	(543,302)		82,405	
保留溢利	2,819,949*	(107,088)	-	-	-	2,260,604	(543,302)	4,430,163	61,617	4,491,780
投資物業重估儲備	2,454,573	-	-	-	-	(2,454,573)	-	-	-	-
少數股東權益	-	-	2,468,602	-	-	-	-	2,468,602	20,788	2,489,390
對權益之影響總額		(107,088)	2,468,602	-	-	(193,969)	(543,302)		82,405	
少數股東權益	2,468,602	-	(2,468,602)	-	-	-	-	-	-	-

應用新香港財務報告準則對本集團於二零零四年六月三十日及二零零四年七月一日之股東權益之財務影響概述如下：

	於二零零四年六月三十日(原本呈列) 港幣千元	採納下列準則之影響 香港詮釋第2號 港幣千元	香港會計準則第1號 港幣千元	香港會計準則第40號 港幣千元	香港(常務詮釋委員會)詮釋第21號 港幣千元	於二零零四年六月三十日及二零零四年七月一日(重列) 港幣千元
保留溢利	1,829,891*	(99,439)	-	1,959,749	(495,018)	3,195,183
投資物業重估儲備	2,131,845	-	-	(2,131,845)	-	-
少數股東權益	-	-	2,418,947	-	-	2,418,947
對權益之影響總額		(99,439)	2,418,947	(172,096)	(495,018)	
少數股東權益	2,418,947	-	(2,418,947)	-	-	-

* 上述保留溢利包括原先於儲備金中獨立呈列之股息儲備金。

3. 會計政策變動之影響概要(續)

本公司

應用新香港財務報告準則於二零零五年六月三十日及二零零五年七月一日之累計影響概述如下：

	於二零零五年六月三十日(原本呈列)港幣千元	採納香港會計準則第32號之影響港幣千元	於二零零五年六月三十日(重列)港幣千元	會計準則第39號之影響港幣千元	於二零零五年七月一日(重列)港幣千元
資產負債表項目					
附屬公司權益	13,424,338	(13,424,338)	–	–	–
於附屬公司之投資	–	27,813	27,813	–	27,813
應收附屬公司款項					
－非即期	–	13,396,525	13,396,525	–	13,396,525
證券投資	3,000	–	3,000	(3,000)	–
可供出售投資	–	–	–	3,000	3,000
		–		–	

應用新香港財務報告準則對本公司於二零零四年六月三十日及二零零四年七月一日之權益並無重大影響。

尚未生效之新準則及詮釋

本集團並無提早應用下列已頒佈但尚未生效之準則、修訂及詮釋。

香港會計準則第1號(經修訂)	資本披露[1]
香港會計準則第19號(經修訂)	精算損益、集團計劃及披露[2]
香港會計準則第21號(經修訂)	海外業務投資淨額[2]
香港會計準則第39號(經修訂)	預測集團內公司間交易之現金流量對沖會計處理法[2]
香港會計準則第39號(經修訂)	選擇以公平值入賬[2]
香港會計準則第39號及香港財務報告準則第4號(經修訂)	財務擔保合約[2]
香港會計準則第6號	礦產資源之勘探及評估[2]
香港會計準則第7號	金融工具：披露[1]
香港(國際財務報告解釋委員會)－詮釋第4號	釐定安排是否包括租賃[2]
香港(國際財務報告解釋委員會)－詮釋第5號	終止運作、復原及環境修復基金所產生權益之權利[2]
香港(國際財務報告解釋委員會)－詮釋第6號	參與特定市場－廢棄電力及電子設備所產生之負債[3]
香港(國際財務報告解釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨漲經濟中的財務報告」採用重列法[4]
香港(國際財務報告解釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍[5]
香港(國際財務報告解釋委員會)－詮釋第9號	重估內含衍生工具[6]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年一月一日或之後開始之年度期間生效。
3 於二零零五年十二月一日或之後開始之年度期間生效。
4 於二零零六年三月一日或之後開始之年度期間生效。
5 於二零零六年五月一日或之後開始之年度期間生效。
6 於二零零六年六月一日或之後開始之年度期間生效。

本公司董事預計，應用該等新準則、修訂及詮釋不會對本集團及本公司之財務報告表有任何重大影響，惟香港會計準則第39號及香港財務報告準則第4號(經修訂)「財務擔保合約」則除外。香港會計準則第39號及香港財務報告準則第4號(經修訂)規定，財務擔保合約初步須按公平值入賬。本集團現時未能確定香港會計準則第39號及香港財務報告準則第4號(經修訂)對本集團及本公司之經營業績及財務狀況之整體影響。

4. 主要會計政策

誠如下文所載會計政策所詳述，除若干物業及金融工具按公平值估量外，財務報告表乃根據歷史成本基準編製。

財務報告表乃遵照香港會計師公會所頒佈之香港財務報告準則編製。此外，財務報告表包括香港聯合交易所有限公司(「香港聯交所」)證券上市規則及香港公司條例規定之適用披露。

所採納之主要會計政策如下：

綜合賬目之基準
綜合財務報表包括本公司及其附屬公司之財務報告表。

年內收購或出售之附屬公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

如有需要，會對附屬公司之財務報告表作出調整，以令其會計政策與本集團其他成員公司所用者一致。

所有在本集團內各公司間之交易、結餘及收支已在綜合賬目內撇銷。

綜合入賬之附屬公司之淨資產之少數股東權益乃與本集團之權益分開呈列。少數股東於該等淨資產之權益包括於原本之企業合併日期該等權益之金額及自合併日期以來少數股東應佔權益之變動。超出適用於少數股東於附屬公司之權益之虧損乃與本集團之權益對銷，惟倘若少數股東有具約束力之義務及能夠額外作出投資以彌補虧損則除外。

商譽
因收購一間附屬公司、聯營公司或共同控制個體而協議日期為二零零五年一月一日或之後產生之商譽指收購代價高於本集團佔收購當日有關附屬公司、聯營公司或共同控制個體之個別資產、負債及或然負債之公平值權益之差額。有關商譽按成本值減任何累計減值虧損入賬。

其後出售附屬公司、聯營公司或共同控制個體時，已資本化之應佔商譽列入出售之盈利或虧損之計算。

收購者於被收購者之個別資產、負債及或然負債之公平淨值之權益超出成本之差額(「收購折讓」)
如收購附屬公司、聯營公司或共同控制個體而協議日期為二零零五年一月一日或之後，收購產生之折讓為被收購者之個別資產、負債及或然負債之公平淨值超出業務合併成本之差額。收購折讓即時於損益中確認。

於附屬公司之投資
於本公司之資產負債表內，附屬公司之投資乃按成本減任何被確認減值虧損入賬。

4. 主要會計政策 *(續)*

於共同控制個體之投資

任何涉及成立一間獨立企業，各經營者均對該企業之經濟活動有共同控制權的合營安排乃列為共同控制個體。

共同控制個體之業績及資產及負債按權益會計法在綜合財務報告表綜合入賬。根據權益法，於共同控制個體之投資按成本值在綜合資產負債表列賬，並就本集團於收購後應佔該共同控制個體之損益及權益之變動作出調整，再減任何被確認減值虧損入賬。投資於共同控制個體之成本包括已投入之資本，本集團已支出之發展費用，資本化之財務費用，並扣除於項目發展期間按本集團於該共同控制個體所佔權益之基準所延遞之墊款利息收入。

未為共同控制個體承擔之投資成本乃按有關共同控制個體折舊其項目成本之政策，由該項目之營運日開始於合作期間攤銷。

本集團與其共同控制個體進行交易時，未實現的損益乃按本集團於有關共同控制個體所佔之權益沖銷，惟可證實已轉讓資產耗損之未實現虧損則除外，在該情況下，則確認全數虧損。

於聯營公司之投資

聯營公司之業績及資產及負債按權益會計法在綜合財務報告表綜合入賬。根據權益法，於聯營公司之投資按成本值在綜合資產負債表列賬，並就本集團於收購後應佔該聯營公司之損益及權益之變動作出調整，再減任何被確認減值虧損入賬。

本集團與其聯營公司進行交易時，損益乃按本集團於有關聯營公司所佔之權益沖銷。

於本公司之資產負債表內，於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

投資物業

投資物業初步按成本值計量，包任何直接應佔支出。首次確認後， 投資物業即採用公平值模式計量。投資物業之公平值變動於其產生之期間在損益賬內確認。

當出售或永久不再使用或出售該投資物業預期不會帶來經濟利益時，則不再確認該投資物業。因不再確認資產而產生之任何損益(以出售所得款項淨額與資產賬面值之差額計算)計入不再確認該項目之年度之綜合收益表內。

物業、機械及設備

物業、機械及設備按成本減其後任何累計折舊及任何被確認累計減值虧損入賬。

物業、機械及設備則按該等資產全面投入運作之日起之估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值。

當出售或持續使用該資產預期不會帶來未來經濟利益時，則不再確認該物業、廠房及設備項目。因不再確認資產而產生之任何損益(以出售所得款項淨額與該項目之賬面值之差額計算)計入不再確認該項目之年度之綜合收益表內。

待發展或發展中物業

待發展或發展中之物業乃按成本值扣除被確認減值虧損入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及(如適當)資本化借貸成本。

當租賃物業在建時，該租賃土地部分列為預付土地租賃款項，並於租賃期內以直線法攤銷。在建期間，就租賃土地計提之攤銷支出計作發展中物業部分成本。

4. 主要會計政策(續)

減值(商譽除外)
於每個結算日，本集團會對資產的賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值損失。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額，減值損失即時確認為一項費用。

假若減值虧損於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度若無已確認減值損失之賬面值。減值損失之撥回即時確認為收入。

預付土地租賃款項
預付土地租賃款項指購入租賃土地權益之預付款，按成本值列賬，並以直線法按餘下租賃期內攤銷。

金融工具
倘一集團實體成為金融工具合約條文之訂約方，則於資產負債表中確認金融資產及金融負債。金融資產及金融負債首先按公平值計量。因收購或發行金融資產及金融負債(按公平值於損益中處理之金融資產及負債除外)而直接產生之交易成本於首次確認時計入金融資產或金融負債(如適用)之公平值或自金融資產或金融負債(如適用)之公平值扣除。就按公平值於損益中處理之金融資產或金融負債而言，直接產生之交易成本即時於損益賬確認。

金融資產
本集團之金融資產分為貸款及應收款項、持有至到期之投資及可供出售金融資產。所有金融資產常規購買或出售按於買賣日期被確認或不再確認。常規買賣或出售為購買或出售金融資產而需要在市場已成立之規則或慣例下在預定時間內交付資產。就各類金融資產採納之會計政策載列下文。

可供出售金融資產
可供出售金融資產為非衍生項目，其為已選定為出售金融資產或非分類為「持有至到期之投資」、「按公平值於損益中處理之金融資產」及「貸款及應收款項」。於首次確認後各結算日，可供出售金融資產按公平值計算。公平值之變動於權益中確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益中確認。可供出售金融資產之任何減值虧損於損益中確認。可供出售之股權投資之減值虧損將不會於以後期間透過損益中撥回。

就可供出售之股權投資而言，倘並無活躍市場之市價報價，而其公平值未能可靠計算，該等可供出售之股權投資於首次確認後之每個結算日按成本值減任何被確認之減值虧損計算。倘具備客觀證明資產減值，則減值虧損於損益中內確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率貼現估計未來現金流量之現值間之差額計算。該減值虧損不會於往後年度撥回。

持有至到期之投資
持有至到期之投資乃本集團之管理層有肯定意向及能力持有至到期之固定或可確定付款金額及有固定年期之非衍生金融資產。此等資產以實際利息方法計算其攤銷成本列賬。於首次確認後之每個結算日，持有至到期之投資採用實際利率法按經攤銷成本減任何被確定之減值虧損計算。當有客觀證據證明資產出現減值時，減值虧損於損益中確認，並以該資產之賬面值與按首次確認時得出之實際利率貼現估計未來現金流量之現值之差額計量。倘引致資產減值之事件其後在客觀上發生變化而使投資之可收回數額增加，則減值虧損會於其後年度予以撥回，惟須受於減值日期撥回之資產賬面值不得超過原本未確認減值時之經攤銷成本之限制。

4. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產 *(續)*

貸款及應收款項

貸款及應收款項乃指固定或可確定付款金額但在活躍市場並無報價之非衍生金融資產。於首次確認後之每個結算日，貸款及應收款項(包括長期貸款及應收款項、貿易及其他應收賬款、給予一間共同控制個體之貸款、已抵押存款及銀行結餘)採用實際利率法按經攤銷成本減任何被確定之減值虧損列賬。當有客觀證據證明資產出現減值時，減值虧損於損益中確認，並以該資產之賬面值與按原實際利率貼現估計未來現金流量之現值之差額計量。倘引致資產減值之事件其後在客觀上發生變化而使該資產之可收回數額增加，則減值虧損會於其後期間予以撥回，惟須受於減值日期撥回之資產賬面值不得超過原本未確認減值時之經攤銷成本之限制。

金融負債及股本工具

由集團實體發行之金融負債及股本工具乃根據所訂立之合約之具體安排與金融負債及股本工具之定義而分類。

股本工具是證明在扣除所有負債後享有本集團資產餘下權益之任何合約。本公司發行之股權工具乃按已收取之所得款項扣除直接發行成本後入賬。

本集團之金融負債(包括應付聯營公司款項、貿易及其他應付賬款及應付一少數股東之款項)其後採用實際利率法按經攤銷成本計算。

不再確認

當自資產收取現金流量之權利屆滿或金融資產被轉讓及本集團已將金融資產之所有權之絕大部分風險及回報轉移，則金融資產不再確認。於不再確認金融資產時，資產賬面值與所收取代價及已直接於權益中確認之累計損益之總和兩者間之差額確認損益。

至於金融負債，彼等乃剔除自本集團之資產負債表(即當有關合約中訂明之責任已解除、註銷或屆滿時)。不再確認金融負債之賬面值與已付代價(包括已轉讓任何非現金資產或已承擔負債)之差額確認損益。

存貨

存貨乃按成本值或可變現淨值兩者較低值入賬。成本按先進先出法計算。

持作出售之物業

持作出售之已落成物業及發展中物業乃按成本值及可變現淨值之較低者入賬。成本包括土地成本、發展費用、根據本集團之會計政策資本化之借貸成本及其他應佔支出。可變現淨值為於日常業務過程中之估計售價減管理層按當時市況釐定出售所需之估計成本。

租賃

凡租約條款規定擁有權之絕大部分風險及回報撥歸承租人之租約均列為融資租約。所有其他租約均列為營業租約。

本集團作為出租人

營業租約之租金收入於有關租賃期內按直線法於收益表確認。於磋商及安排一項營業租約引致之初步直接成本於租賃期內以直線法確認作開支。

本集團作為承租人

根據營業租約應付之租金以直線法於有關租賃期內自損益中扣除。作為吸引訂立營業租約之已收及應收利益乃於租賃期內以直線法確認為租金開支之扣減。

4. 主要會計政策(續)

外幣

於編製各個別集團實體之財務報告表時，以該實體之功能貨幣以外之貨幣(「外幣」)進行之交易乃按於交易日期之匯率換算為其功能貨幣(即該實體經營所在之主要經濟環境之貨幣)。於各結算日，以外幣定值之貨幣項目乃按結算日之匯率重新換算。按公平值列賬及以外幣定值之非貨幣項目乃按其公平值釐定當日之匯率重新換算。

貨幣項目結算及貨幣項目換算產生之匯兑差額乃於產生之期間確認損益。

就呈報綜合財務報告表而言，本集團之海外業務資產及負債乃按結算日之通行匯率換算為本公司之呈報貨幣(即港元)，而彼等之收入及開支則按本年度之平均匯率換算，惟倘年內匯率顯著波動則除外，於該情況下，則採用交易日期之通行匯率。所產生之匯兑差額(如有)乃確認為權益之獨立部分(換算儲備金)。該匯兑差額乃於出售海外業務之年度內確認損益。

税項

所得税支出指現期應付税項及遞延税項之總和。

即期應付税項乃按本年度應課税溢利計算。應課税溢利與收益表中所呈報之溢利不同，乃由於應課税溢利不包括於其他年度課税之收入或抵扣之開支，亦不包括永不須課税或獲抵扣之項目。本集團之即期税項負債乃按結算日已頒佈或大體上已頒佈之税率計算。

遞延税項指從財務報告表內資產及負債賬面值與計算應課税溢利所採用相應課税基之差額，並以資產負債表負債法處理。遞延税項負債一般就所有應課税暫時性差額確認，而遞延税項資產則按可能可扣減暫時性差額對銷應課税溢利時確認。若交易中因商譽或因首次確認之其他資產及負債(業務合併以外)而產生之暫時性差額並不影響應課税溢利或會計溢利時，則不會確認該等遞延税項資產及負債。

遞延税項資產之賬面值於每個結算日作出檢討，並按無足夠應課税溢利以收回全部或部分資產價值而予以相應扣減。

遞延税項乃按預期於負債清償或資產變現之期間之税率計算。遞延税項於收益表中扣除或計入收益表，惟倘遞延税項相關項目直接自權益中扣除或計入，在此情況下遞延税項亦會於權益中處理。

借貸成本

為購買、建造或生產合資格資產，其直接應計之借貸成本，均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。

所有其餘借貸成本於發生時均確認為當期費用。

退休福利費用

對界定供款退休福利計劃之供款於到期時以開支列賬。

以股權結算及以股份支付之交易

於二零零五年七月一日之後授予之認股權

所獲服務之公平值乃參考認股權於授出日期之公平值釐定，在認股權歸屬期間以直線法列作開支，並於權益(即認股權儲備金)作相應之增加。

認股權獲行使時，先前於認股期儲備金中確認之款項將撥入股本溢價。當認股權於屆滿日仍未行使，先前於認股權儲備金中確認之款項將撥入保留溢利。

4. 主要會計政策 *(續)*

收入確認

收入按已收或應收代價之公平值計算，即就日常業務過程中提供之貨品及服務應收之款項(扣除折扣及銷售相關稅項)。

物業租賃

有關營業租約物業之租金收入按有關租約年期以直線法基準確認。

物業代理及管理

物業代理及管理服務之收入在提供有關服務時確認。

物業發展

預售安排下之物業於發展項目落成前賺取之收益於簽立具約束力銷售協議或當有關政府當局發出有關竣工證(以較後者為準)時確認。此階段前向買方收取之款項以出售物業收取之按金入賬，並列為流動負債。

酒店投資及管理

酒店投資及管理之收入在提供有關服務時予以確認。

餐館營運及食品經營

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

利息收入

銀行存款、貸款予從事基建項目投資之共同控制個體、貸款及其他應收款項之利息收入乃經參考剩餘本金並按時間基準及適用利率確認，該利率乃透過金融資產預計年期將估計未來現金收入準確地貼現為該資產賬面淨值之比率。

股息收入

投資之股息收入乃於本集團獲派股息之權利確立時確認。

5. 財務風險管理目標與政策

本集團之主要金融工具包括可供出售投資、長期貸款及應收款項、貿易及其他應收賬款、給予一間共同控制個體之貸款、已抵押之存款、銀行結餘及現金、銀行貸款、應付聯營公司款項、貿易及其他應付賬款及應付一少數股東之款項。該等金融工具之詳情已於相關之附註披露。下文載列與該等金融工具有關之風險及如何減低該等風險之政策。管理層會監控該等風險，以確保及時及有效地採取適當措施。

市場風險

(i) ***貨幣風險***

本集團若干貿易應收賬款及應付賬款以外幣計值。本集團現時並無外幣對沖政策。然而，管理層會監控外幣風險，如有需要，並考慮對沖重大外幣風險。

(ii) ***利率風險***

對於給予共同控制個體之貸款按浮動利率計息，本集團須承受現金流量利率風險。本集團目前並無對沖利率風險。然而，倘利率不時大幅波動，則本集團將採取適當措施管理利率風險。本集團之銀行結餘及存款均為短期性質，故日後任何利率變動不會對本集團業績構成重大影響。

(iii) ***其他價格風險***

本集團亦因其上市及非上市股權投資等投資承受股權證券價格風險。管理層會監控該等資產之價格波動，並作出適當之投資決定。

5. 財務風險管理目標與政策（續）

信貸風險

倘交易對手未能履行於二零零六年六月三十日之有關各類被確認金融資產之責任，則本集團承受之信貸風險最多為綜合資產負債表所列該等資產之賬面值，而有關本集團給予之擔保則為擔保涵蓋之金額。各項個別應收款項之可收回程度及本集團之信貸風險均定期作出檢討，以確保對減值虧損作出足夠撥備。本集團已採取信貸批核及其他監控程序，確保已採取跟進行動，以降低壞賬風險之潛在損失。就此而言，本公司董事認為本集團已適當監控信貸風險。

由於交易對手為具高信貸評級之財務機構，故流動資金之信貸風險有限。

除附註30所披露的長期貸款及應收款項，本集團並無重大集中信貸風險，所涉及風險已適當地分佈於多名交易對手及客戶。

6. 營業額

營業額主要包括來自基建項目投資，物業租賃、代理及管理，物業發展，酒店投資及管理，餐館營運及食品經營收入，其分析如下：

	2005 *港幣千元*	***2006*** ***港幣千元***
基建項目投資	52,473	**115,508**
物業租賃、代理及管理	289,696	**330,636**
物業發展	–	**107,849**
酒店投資及管理	179,491	**200,460**
餐館營運及食品經營	151,488	**176,255**
其他營運	4,884	**693**
	678,032	**931,401**

附註： 上述基建項目投資之營業額包括來自共同控制個體之利息收入港幣108,000,000元（二零零五年：港幣44,000,000元），當中港幣43,000,000元（二零零五年：無）指本集團向若干共同控制個體墊支之免息貸款之名義利息。

7. 業務及地區之分部資料

業務之分部
本集團用以劃分作首要分類呈報之業務如下：

基建項目投資	—	高速公路項目投資
物業投資	—	物業租賃、代理及管理
物業發展	—	發展物業
酒店投資及管理	—	酒店持有及管理
餐館及食品經營	—	餐館營運及食品經營

各業務之分部資料分析如下。

分部營業額
截至六月三十日止年度

	2005			2006		
	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元
基建項目投資	52,473	–	52,473	**115,508**	–	**115,508**
物業投資	289,696	23,328	313,024	**330,636**	**25,730**	**356,366**
物業發展	–	–	–	**107,849**	–	**107,849**
酒店投資及管理	179,491	175	179,666	**200,460**	**175**	**200,635**
餐館及食品經營	151,488	–	151,488	**176,255**	–	**176,255**
其他營運	4,884	300	5,184	**693**	–	**693**
扣除	–	(23,803)	(23,803)	–	**(25,905)**	**(25,905)**
總營業額	678,032	–	678,032	**931,401**	–	**931,401**

集團分部間之收入之價格是由管理層參考市場價格釐定。

分部業績
截至六月三十日止年度

	2005				2006			
	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
基建項目投資	16,642	888,381	–	905,023	**100,610**	**982,199**	–	**1,082,809**
物業投資								
–營運	163,133	–	2,680	165,813	**187,696**	–	**382**	**188,078**
–投資物業之公平值變動產生之盈利	281,166	–	–	281,166	**405,529**	–	–	**405,529**
物業發展	(24,930)	101,489	–	76,559	**(506)**	**32,576**	**15,758**	**47,828**
酒店投資及管理	42,350	–	–	42,350	**55,204**	–	–	**55,204**
餐館及食品經營	7,019	–	–	7,019	**17,936**	–	–	**17,936**
其他業務	(32,104)	–	540	(31,564)	**15,166**	–	**424**	**15,590**
分部業績	453,276	989,870	3,220	1,446,366	**781,635**	**1,014,775**	**16,564**	**1,812,974**

7. 業務及地區之分部資料(續)

業務之分部(續)

	2005 港幣千元	2006 港幣千元
分部業績		
本公司及附屬公司	453,276	**781,635**
利息及其他收入	107,188	**164,798**
外幣匯兑(虧損)盈利	(9,703)	**15,062**
未分配之企業及其他費用	(85,221)	**(66,252)**
	465,540	**895,243**
出售一電廠項目之盈利	449,216	**185,755**
出售/視作出售附屬公司權益之盈利	–	**294,491**
撥回應收一前共同控制個體款項之減值虧損	–	**245,480**
保證準備撥回	–	**80,000**
出售共同控制個體及一聯營公司權益之盈利	502,117	**–**
財務成本	(92,182)	**(61,706)**
應佔其溢利		
共同控制個體	989,870	**1,014,775**
聯營公司	3,220	**16,564**
除税前溢利	2,317,781	**2,670,602**
所得税支出	(73,646)	**(68,148)**
本年度溢利	2,244,135	**2,602,454**

資產及負債
於二零零六年六月三十日

	分部資產 港幣千元	共同控制個體權益及給予共同控制個體之貸款 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	分部負債 港幣千元	綜合負債總額 港幣千元
基建項目投資	**102,469**	**7,489,046**	**–**	**7,591,515**	**53,225**	**53,225**
物業投資	**6,631,603**	**4,000**	**19,973**	**6,655,576**	**131,822**	**131,822**
物業發展	**1,585,770**	**541,608**	**3,403**	**2,130,781**	**159,275**	**159,275**
酒店投資及管理	**398,805**	**–**	**–**	**398,805**	**54,496**	**54,496**
餐館及食品經營	**118,702**	**–**	**–**	**118,702**	**19,735**	**19,735**
其他業務	**19,385**	**–**	**–**	**19,385**	**46,736**	**46,736**
	8,856,734	**8,034,654**	**23,376**	**16,914,764**	**465,289**	**465,289**
可供出售投資				**194,932**		**–**
其他資產/負債				**4,274,733**		**823,255**
				21,384,429		**1,288,544**

7. 業務及地區之分部資料 (續)

業務之分部 (續)

於二零零五年六月三十日

	分部資產 港幣千元	共同控制個體權益及給予共同控制個體之貸款 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	分部負債 港幣千元	綜合負債總額 港幣千元
基建項目投資	12,081	7,256,485	–	7,268,566	48,893	48,893
物業投資	6,204,271	–	10,143	6,214,414	127,271	127,271
物業發展	1,225,071	479,532	–	1,704,603	117,377	117,377
酒店投資及管理	395,382	–	–	395,382	43,581	43,581
餐館及食品經營	110,162	–	–	110,162	18,494	18,494
其他業務	119,100	–	–	119,100	464,128	464,128
	8,066,067	7,736,017	10,143	15,812,227	819,744	819,744
證券投資				756,078		–
其他資產／負債				3,082,728		896,675
				19,651,033		1,716,419

於二零零六年六月三十日，本集團之總資產減流動負債及本集團之流動資產淨值分別為港幣20,839,057,000元（二零零五年：港幣18,746,202,000元）及港幣4,338,623,000元（二零零五年：港幣3,327,709,000元）。

其他資料

	2005			**2006**		
	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	其他非現金開支 港幣千元	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	其他非現金開支 港幣千元
基建項目投資	833	101,097	–	**223**	**112,696**	**–**
物業投資	262,693	6,136	–	**63,364**	**3,538**	**–**
物業發展	12,641	915	951	**31,114**	**982**	**–**
酒店投資及管理	6,428	15,762	179	**32,087**	**17,489**	**857**
餐館及食品經營	2,537	3,598	12	**7,158**	**4,700**	**85**
其他營運	7	698	–	**28**	**674**	**–**
未分配	3,795	1,988	–	**1,542**	**1,983**	**–**

7. 業務及地區之分部資料(續)

地區之分部

本集團之物業投資、酒店投資及管理、餐館及食品經營業務主要於香港運作。基建項目投資皆位於中國大陸(「中國」),而物業發展業務則於香港、中國及澳門運作。本集團營業額按地區分佈分析如下:

	營業額	
	2005 港幣千元	2006 港幣千元
香港	622,611	**705,926**
中國及澳門	55,421	**225,475**
	678,032	**931,401**

按所在地區劃分之本集團資產賬面值及投資物業、物業、機械及設備及待發展或發展中物業增加之分析如下:

	資產		投資物業、物業、機械及設備及待發展或發展中物業之增加	
	2005 港幣千元	2006 港幣千元	2005 港幣千元	2006 港幣千元
集團分部資產				
香港	7,607,712	**8,241,632**	288,498	**134,745**
中國	345,509	**608,985**	436	**771**
其他地區	126,211	**18,656**	–	**–**
	8,079,432	**8,869,273**	288,934	**135,516**
其他資產(附註)	11,571,601	**12,515,156**	–	**–**
	19,651,033	**21,384,429**	288,934	**135,516**

附註: 以上所列其他資產包括在中國從事基建項目投資之共同控制個體權益及給予共同控制個體之貸款、可供出售投資及銀行存款。

8. 其他收入

	2005 港幣千元	2006 港幣千元
其他收入包括以下各項:		
利息		
來自契約廢止存款及其他銀行存款	66,021	**122,399**
來自貸款及其他應收賬款	16,673	**17,646**
持有至到期之債務證券投資回報 (已減除購入溢價之攤銷港幣3,914,000元 (二零零五年:港幣40,826,000元))	24,494	**3,822**
出售可供出售投資之盈利		
上市股本證券	–	**20,931**
非上市股本證券	–	**7,958**
匯兌盈利淨額	–	**39,021**

9. 其他營運費用

	2005 港幣千元	**2006** **港幣千元**
其他營運費用包括以下各項：		
慈善捐款	10,386	**22,136**
匯兌虧損淨額	9,703	**–**

10. 出售一電廠項目之盈利

該數額為出售印尼Tanjung Jati B電廠於年內確認之盈利。該電廠已於二零零三年根據出售協議以現金代價美金306,200,000元被出售，代價自二零零三年七月起計分39個月分期支付。由於據買方訂立之貸款協議及融資租賃協議，某些事件之發生，包括對該發電廠之建造產生重大不利影響之不可抗力事件，可導致貸款人取消給予買方之項目貸款，因而對本集團分期收取分期款項之時間及最終數額存在重要影響，因此餘下分期款項於本集團收取時方予確認。截至本財務報告表獲批准之日，本集團已全數收取出售總代價（已扣除相關開支），導致於本年度之綜合收益表確認出售之盈利港幣185,800,000元（二零零五年：港幣449,200,000元）。

11. 出售／視作出售附屬公司之盈利

	2005 港幣千元	**2006** **港幣千元**
出售一間附屬公司之盈利（附註a）	–	**265,387**
視作出售一間上市附屬公司之盈利（附註b）	–	**29,104**
	–	**294,491**

附註：

(a) 於年內，本公司訂立協議出售本公司於一間附屬公司Hopewell Thailand Limited(「HTL」)之全部權益及本集團予該公司作出之墊款。該公司之主要業務為於曼谷從事高架鐵路及公路運輸系統項目（「曼谷高架鐵路項目」）。該項出售之代價為500,000,000泰銖連同一筆款項，該筆款項計算根據協議所訂，倘若HTL就有關曼谷高架鐵路項目之索償而可收回總額超過2,000,000,000泰銖，該款額相等於超出2,000,000,000泰銖之金額的20%。然而，若干關於HTL成功收回其與曼谷高架鐵路項目有關之索償之若干事件目前未能確定，因而對出售代價之收回時間及最終數額存在重要影響。因此，代價僅會於本集團很可能收取代價時方予確認。在本年度之綜合收益表內確認出售HTL盈利約達港幣265,000,000元乃本集團於出售時解除HTL之負債淨額。

(b) 如附註38所詳述，認股權證持有人於本年度行使合和公路認股權證後，本公司於合和公路之權益由1.54%減至73.24%，導致於本年度之綜合收益表確認視作出售之盈利港幣29,000,000元。

12. 撥回應收一前共同控制個體款項之減值虧損／出售共同控制個體及一聯營公司權益之盈利

	2005 港幣千元	**2006** **港幣千元**
撥回應收一前共同控制個體款項之減值虧損（附註）	–	**245,480**
出售以下權益之盈利		
共同控制個體（附註）	495,633	**–**
一聯營公司	6,484	**–**
	502,117	**245,480**

12. 撥回應收一前共同控制個體款項之減值虧損／出售共同控制個體及一聯營公司權益之盈利（續）

附註： 於上年度，本集團出售其於共同控制個體（於中國順德經營公路及橋樑項目以及105國道項目）之全部權益，本集團因此確認出售盈利約港幣496,000,000元。在釐定出售盈利時，應收其中一間共同控制個體之未償款項約港幣245,000,000元被視作已減值。於本年度，該共同控制個體已向本集團全數償還該項未償還款項港幣245,000,000元，並已於本年度之綜合收益表內確認。

13. 財務成本

	2005 港幣千元	2006 港幣千元
利息：		
須於五年內全數償還之銀行貸款及透支	14,647	**5,636**
須於五年內全數歸還之票據	18,197	**–**
其他利息費用（附註26(c)）	37,860	**39,549**
利息總額	70,704	**45,185**
發行票據支出之攤銷	356	**–**
貸款安排費及銀行費用	21,122	**16,521**
	92,182	**61,706**

14. 應佔共同控制個體溢利

	2005 港幣千元	2006 港幣千元
攤銷共同控制個體投資成本前之應佔共同控制個體溢利	1,090,683	**1,127,101**
攤銷共同控制個體投資成本	(100,813)	**(112,326)**
	989,870	**1,014,775**

截至二零零五年六月三十日止年度之應佔共同控制個體溢利包括一共同控制個體出售其發展物業之溢利港幣83,000,000元。

15. 除稅前溢利

	2005 港幣千元	2006 港幣千元
除稅前溢利已扣除（計入）下列各項：		
核數師酬金	3,933	**4,630**
物業、機械及設備之折舊	26,154	**26,509**
預付土地租賃款項之攤銷	6,875	**8,532**
減：撥充待發售或發展中物業成本之數額	(3,648)	**(5,305)**
	3,227	**3,227**
營業租賃下物業之租金	891	**1,095**
員工成本（包括董事酬金）	231,868	**243,415**
應佔共同控制個體稅項（計入應佔共同控制個體溢利之內）	70,855	**111,577**
應佔聯營公司稅項（計入應佔聯營公司溢利之內）	668	**36**
營業租賃下土地及樓宇之租金收入扣除支出港幣125,444,000元（二零零五年：港幣118,821,000元）	(164,558)	**(197,250)**

16. 所得稅支出

	2005 港幣千元	**2006 港幣千元**
香港利得稅		
本年度	8,633	**12,585**
往年超額準備	–	**(16,525)**
	8,633	**(3,940)**
其他地區稅項		
本年度	8,306	**11,610**
往年超額準備	–	**(18,144)**
	16,939	**(10,474)**
遞延稅項(附註43)	56,707	**78,622**
	73,646	**68,148**

香港利得稅乃以本年度估計之應課稅溢利按17.5%(二零零五年:17.5%)計算。

本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

遞延稅項之詳情載於附註43。

所得稅支出與綜合收益表中除稅前溢利之對賬如下:

	2005 港幣千元	**2006 港幣千元**
除稅前溢利	2,317,781	**2,670,602**
按香港利得稅稅率17.5%(二零零五年:17.5%)計算之稅項	405,612	**467,355**
不可扣稅開支之稅務影響	34,689	**20,204**
毋須課稅收入之稅務影響	(109,066)	**(170,248)**
未確認稅項虧損之稅務影響	6,535	**6,851**
動用過往未確認之稅項虧損之稅務影響	(11,546)	**(6,021)**
動用過往未確認之可扣減暫時性差異之稅務影響	(78,613)	**(32,507)**
應佔共同控制個體及聯營公司溢利之稅務影響	(173,791)	**(180,484)**
往年超額準備	–	**(34,669)**
於其他司法權區經營之附屬公司因不同稅率產生之稅務影響	730	**(1,856)**
其他	(904)	**(477)**
所得稅支出	73,646	**68,148**

17. 股息

	2005 港幣千元	**2006** **港幣千元**
已付股息		
截至二零零五年六月三十日止年度之末期股息每股港幣38仙（二零零五年：截至二零零四年六月三十日止年度每股港幣30仙）	268,931	**341,454**
截至二零零六年六月三十日止年度之中期股息每股港幣36仙（二零零五年：截至二零零五年六月三十日止年度每股港幣12仙）	107,768	**323,447**
二零零五年：截至二零零五年六月三十日止年度之特別中期股息每股港幣30仙	269,421	**–**
	646,120	**664,901**
擬派股息		
截至二零零六年六月三十日止年度之末期股息每股港幣48仙（二零零五年：截至二零零五年六月三十日止年度每股港幣38仙）	341,229	**431,311**

董事局已議定擬派末期股息為每股港幣48仙，尚待股東於週年大會上批准。

該擬派股息乃按財務報告表批准日發行之股份數目計算。

18. 每股溢利

	2005 港幣千元	**2006** **港幣千元**
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利之盈利		
本公司股權持有人應佔本年度溢利	1,907,333	**2,249,896**
合和公路普通股之潛在攤薄影響（附註38）：		
就合和公路所發行認股權證及認股權對合和公路盈利之攤薄影響而對本集團業績作出之調整	(4,109)	**(3,803)**
用以計算每股攤薄後溢利之盈利	1,903,224	**2,246,093**

	股份數目	**股份數目**
用以計算每股基本溢利的普通股加權平均數	895,900,603	**898,379,751**
普通股潛在攤薄影響：		
認股權	1,364,784	**280,799**
用以計算每股攤薄後溢利的普通股加權平均數	897,265,387	**898,660,550**

18. 每股溢利 *(續)*

會計政策變動之影響

下表概述附註2及3所述之會計政策變動對每股基本溢利之影響：

	2005 港元	2006 港元
會計政策變動前數字	1.86	**2.08**
會計政策變動之影響(見附註2及3)	0.27	**0.42**
會計政策變動後數字	2.13	**2.50**

19. 董事酬金及最高薪酬人士

(a) 董事酬金

已付或應付本公司董事之酬金如下：

	截至二零零六年六月三十日止年度				
	董事袍金 港幣千元	基本薪資、津貼及實物利益 港幣千元	花紅 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	**600**	**4,500**	–	–	**5,100**
何炳章先生	**500**	**3,492**	–	–	**3,992**
郭展禮先生	**200**	**3,000**	–	**12**	**3,212**
胡文新先生	**400**	**3,354**	–	**24**	**3,778**
李憲武先生	**200**	**1,000**	–	–	**1,200**
嚴文俊先生	**200**	**1,430**	–	**12**	**1,642**
胡文佳先生	**200**	–	–	–	**200**
胡爵士夫人 郭秀萍太平紳士	**200**	–	–	–	**200**
陸勵荃女士	**200**	–	–	–	**200**
楊鑑賢先生	**200**	**1,638**	–	**12**	**1,850**
莫仲達先生	**351**	**1,585**	–	**8**	**1,944**
雷有基先生	**200**	–	–	–	**200**
李嘉士先生	**200**	–	–	–	**200**
張利民先生	**200**	**1,573**	–	**12**	**1,785**
何榮春先生	**200**	**819**	–	**12**	**1,031**
藍利益先生	**400**	–	–	–	**400**
韋高廉先生	**83**	**2,662**	–	**5**	**2,750**
	4,534	**25,053**	–	**97**	**29,684**

19. 董事酬金及最高薪酬人士 *(續)*

(a) 董事酬金 *(續)*

			截至二零零五年六月三十日止年度		
	董事袍金 港幣千元	*基本薪資、津貼及實物利益 港幣千元*	*花紅 港幣千元*	*強積金計劃供款 港幣千元*	*合計 港幣千元*
胡應湘爵士	600	4,500	–	–	5,100
何炳章先生	500	3,600	–	–	4,100
郭展禮先生	200	3,000	–	12	3,212
胡文新先生	400	3,354	–	24	3,778
李憲武先生	200	1,000	–	–	1,200
嚴文俊先生	200	1,430	–	12	1,642
胡文佳先生	200	–	–	–	200
胡爵士夫人 郭秀萍太平紳士	200	–	–	–	200
陸勵荃女士	200	–	–	–	200
楊鑑賢先生	200	1,638	126	12	1,976
雷有基先生	200	–	–	–	200
李嘉士先生	200	–	–	–	200
張利民先生	200	1,573	121	12	1,906
何榮春先生	200	819	63	12	1,094
藍利益先生	363	–	–	–	363
韋高廉先生	200	2,096	–	12	2,308
	4,263	23,010	310	96	27,679

除已包括於上表已付或應付予獨立非執行董事之袍金港幣800,000元(二零零五年:港幣763,000元)外,並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

本集團五名最高薪酬人士為本公司之董事,其酬金詳情見上文披露。

20. 投資物業

	集團	
	2005 港幣千元	***2006 港幣千元***
投資物業按公平值		
於年初	5,562,962	**6,116,284**
增加	258,464	**59,820**
由物業、機械及設備重新歸類	13,692	**–**
出售	–	**(44,289)**
於綜合收益表確認之公平價值增加	281,166	**405,529**
於年末	6,116,284	**6,537,344**

本集團投資物業包括:

	2005 港幣千元	***2006 港幣千元***
香港土地及樓宇		
長期契約	3,049,910	**3,268,730**
中期契約	3,066,374	**3,268,614**
	6,116,284	**6,537,344**

20. 投資物業（續）

所有本集團用作賺取租金或資本增值而根據營業租賃持有之物業權益，均以公平價值模式計量，並列作投資物業入賬。

於二零零六年六月三十日，本集團投資物業之公平價值乃根據與本集團並無關連之獨立專業物業估值師第一太平戴維斯估值及專業顧問有限公司（「第一太平戴維斯」）於該日進行之估值得出。該等物業之估值報告由第一太平戴維斯一名董事簽署，該名董事為Hong Kong Institute of Surveyors（「香港測量師學會」）成員，而該估值乃根據香港測量師學會刊發之《香港測量師學會物業估值標準（二零零五年第一版）》編製，並參照市場上類似物業交易價格之憑證，或按將物業淨租金收入資本化之基準得出。

21. 物業、機械及設備

	於香港之樓宇			
	酒店物業 港幣千元	其他物業 港幣千元	其他資產 港幣千元	總值 港幣千元
集團				
按成本值				
於二零零四年七月一日	369,543	174,511	292,871	836,925
增加	–	2,922	15,360	18,282
重新歸類為投資物業	–	–	(13,692)	(13,692)
出售	–	–	(11,872)	(11,872)
於二零零五年六月三十日	369,543	177,433	282,667	829,643
增加	–	1,644	43,800	45,444
出售	–	–	(1,254)	(1,254)
出售一附屬公司	–	–	(624)	(624)
於二零零六年六月三十日	**369,543**	**179,077**	**324,589**	**873,209**
折舊				
於二零零四年七月一日	96,080	43,299	235,303	374,682
本年度提撥	7,391	3,633	15,130	26,154
出售時撇除	–	–	(11,820)	(11,820)
於二零零五年六月三十日	103,471	46,932	238,613	389,016
本年度提撥	7,392	3,691	15,426	26,509
出售時撇除	–	–	(933)	(933)
出售一附屬公司時撇除	–	–	(187)	(187)
於二零零六年六月三十日	**110,863**	**50,623**	**252,919**	**414,405**
賬面值				
於二零零五年六月三十日	266,072	130,501	44,054	440,627
於二零零六年六月三十日	**258,680**	**128,454**	**71,670**	**458,804**

21. 物業、機械及設備（續）

於香港之樓宇之賬面值分析如下：

	集團	
	2005 港幣千元	2006 港幣千元
酒店物業坐落於中期契約土地	266,072	**258,680**
其他物業坐落於		
長期契約土地	16,260	**16,671**
中期契約土地	114,241	**111,783**
	130,501	**128,454**

上文物業、機械及設備，在計及其估計剩餘價值後，由其可全面運作當日起計之估計可用年期，如下文所述以直線法計算折舊：

資產類別	*估計可用年期*
樓宇	50年或樓宇坐落之土地之契約剩餘年期兩者之較短者
其他資產	3至10年

22. 預付土地租賃款項

	集團	
	2005 港幣千元	2006 港幣千元
本集團之預付土地租賃款項包括：		
香港契約土地		
長期契約	656,185	**843,196**
中期契約	141,659	**138,206**
	797,844	**981,402**
就申報用途之分析		
非流動資產	790,970	**972,953**
流動資產	6,874	**8,449**
	797,844	**981,402**

23. 附屬公司投資

	公司	
	2005	**2006**
	港幣千元	港幣千元
非上市股份		
按成本值扣除減值準備	24,568	**603**
按一九七二年董事之估值減減值	3,245	–
	27,813	**603**
香港上市股份，按成本值	–	**992**
	27,813	**1,595**
上市股份市值	–	**1,170**

主要附屬公司之資料詳列於附註50。

24. 應收附屬公司款項

	公司	
	2005	**2006**
	港幣千元	港幣千元
應收附屬公司款項，扣除減值準備		
計息	–	**176,501**
免息	13,396,525	–
	13,396,525	**176,501**

於二零零六年六月三十日，應收一附屬公司之款項港幣177,000,000元為無抵押及由結算日起一年內不須歸還，該筆款項按年率4.6%至5.9%計息，而該利率以香港銀行同業拆息另加特定息差為基礎。董事認為，於二零零六年六月三十日，該筆應收款項之賬面值與其公平價值相若。

25. 待發展或發展中之物業

	集團	
	2005	**2006**
	港幣千元	港幣千元
按成本值		
於年初	189,207	**201,395**
增加	12,188	**30,252**
於年末	201,395	**231,647**

待發展或發展中之物業成本包括已撥作成本之利息淨額共港幣55,400,000元（二零零五年：港幣55,400,000元）。

26. 共同控制個體權益

	集團	
	2005	**2006**
	港幣千元	**港幣千元**
在中國之高速公路及物業項目		
非上市投資，按成本值	5,411,604	**5,865,933**
應佔收購後之儲備	1,505,102	**1,562,129**
減：累積攤銷	(442,446)	**(554,772)**
	6,474,260	**6,873,290**
在澳門之物業發展項目		
非上市投資，按成本值	4,850	**4,850**
應佔收購後之儲備	47,104	**67,364**
	51,954	**72,214**
其他非上市投資	–	**4,000**
	6,526,214	**6,949,504**

附註：

於結算日時，主要共同控制個體之資料詳列如下：

(a) 廣州－深圳－珠海高速公路第一期（「廣深高速公路」）

廣深高速公路由在中國成立之合營企業公司－廣深珠高速公路有限公司（「廣深高速公路合營企業」）承建。營運期由廣深高速公路正式通車日期起計為期三十年。本集團享有廣深高速公路之公路經營溢利分佔比率，於營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。於營運期屆滿，廣深高速公路合營企業之所有不動資產及設施，將無償撥歸中方合營企業夥伴。

廣深高速公路合營企業亦獲授發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

廣深高速公路已於一九九七年七月正式通車。

(b) 廣深珠高速公路第二及三期（「珠江三角洲西岸幹道」）

珠江三角洲西岸幹道包括將在珠江三角洲西岸分三期承建之一條主要運輸幹道，由在中國成立之合營公司廣東廣州珠海西綫高速公路有限公司（「西岸幹道合營企業」）承建。該項目第I期（「西綫I期」）之合營企業合作營運期由二零零三年九月十七日起計為期三十年。本集團有權分佔西岸幹道合營企業經營西綫I期所得之溢利百分之五十。於合營企業合作營運期結束時，有關西綫I期之所有不動資產及設施，將無償撥歸中國政府。西綫I期已於二零零四年四月通車。

該項目II期（「西綫II期」）及III期（「西綫III期」）之項目承擔於附註45(a)中披露。

(c) 廣州環城公路項目

一間為此目的於中國成立名為廣州東南西環高速公路有限公司（「東南西環高速公路」）之合營企業公司（「環城公路合營企業」）負責興建、經營及管理廣州東南西環高速公路。營運期由二零零二年一月起為期約三十年。

本集團享有廣州環城公路合營企業之淨現金盈餘，營運期首十年為45%，其後十年本集團有權收取之淨現金盈餘則減至37.5%，餘下十年之營運期則為32.5%。於營運期屆滿時，環城公路合營企業之所有不動資產及設施，將無償撥歸中方合營企業夥伴。廣州東南西環高速公路已於二零零二年一月正式通車。

環城公路合營企業於過去曾籌集銀行貸款以融資發展其公路項目。該等銀行貸款利息由香港合營企業合夥人償付。年內，本集團根據該安排償付環城公路合營企業之利息約為港幣40,000,000元（二零零五年：港幣38,000,000元）。

(d) 澳門物業發展項目

此項投資乃指本集團持有氹仔新城市發展有限公司（「氹仔新城」）之50%權益，其為在澳門成立及運作之有限公司，主要業務為物業發展。

結算日後，有關由氹仔新城開發之若干物業之入伙紙已獲發出。出售此等物業之盈利將於氹仔新城下一年度之財務報告表確認。

26. 共同控制個體權益 *(續)*

以權益法入賬之本集團共同控制個體之財務資料摘要載列如下：

	2005 港幣千元	2006 港幣千元
流動資產	2,234,156	**3,603,120**
非流動資產	16,003,196	**16,425,608**
流動負債	725,512	**2,439,526**
非流動負債	12,397,555	**12,205,984**
收入	3,347,595	**4,003,989**
支出	1,315,614	**1,762,096**

27. 聯營公司權益

	集團	
	2005 港幣千元	2006 港幣千元
投資成本，非上市	706	**522**
應佔扣除已收股息後之收購後溢利及儲備	9,437	**22,854**
	10,143	**23,376**

	公司	
	2005 港幣千元	2006 港幣千元
非上市股份，按成本值	401	**401**

主要聯營公司之資料詳列於附註51。

本集團聯營公司之財務資料摘要載列如下：

	2005 港幣千元	2006 港幣千元
總資產	76,180	**77,932**
總負債	(33,130)	**(18,578)**
資產淨值	43,050	**59,354**
本集團應佔聯營公司資產淨值	10,143	**23,376**
收入	16,857	**49,120**
本年度溢利	7,887	**44,667**
本集團應佔聯營公司本年度溢利	3,220	**16,564**

28. 可供出售投資

於二零零六年六月三十日之可供出售投資載列扣下：

	集團 港幣千元	公司 港幣千元
非上市股本投資，按成本值	**18,682**	**3,000**
於香港上市之股本證券，按公平價值	**176,250**	**–**
	194,932	**3,000**
股本證券之市值	**176,250**	**–**

上市股本證券之公平價值乃參照香港聯交所刊報之買入價釐定。

本公司董事認為，由於未獲提供計量公平價值之資料，據此非上市股本投資之公平價值無法可靠地計量，故該等投資以成本值計量。

29. 證券投資

於二零零五年六月三十日之證券投資載列如下。於二零零五年七月一日採納香港會計準則第39號後，證券投資被歸類至根據香港會計準則第39號（詳情見附註3）下適當之類別。

	集團 港幣千元	公司 港幣千元
持有至到期之海外上市債務證券（附註）	737,591	–
投資證券		
非上市股本投資，按成本值	92,403	3,000
減：已確認之減值虧損	(70,289)	–
	22,114	3,000
	759,705	3,000
就申報用途之賬面值分析：		
非流動	22,114	3,000
流動	737,591	–
	759,705	3,000

附註： 於本年度內，持有至到期債務證券已於到期時贖回。

30. 長期貸款及應收款項

	集團	
	2005 港幣千元	2006 港幣千元
給予共同控制個體之貸款	1,209,803	**1,085,150**
出售一共同控制個體及物業之應收所得款項	147,290	**96,224**
	1,357,093	**1,181,374**
減：列作流動資產之一年內到期款項：		
給予一間共同控制個體之貸款	(10,870)	**(45,620)**
出售一共同控制個體及物業應收所得款項（計入貿易及其他應收賬款）	(129,740)	**(96,224)**
	1,216,483	**1,039,530**
長期貸款及應收款項分析：		
按商業借貸利率計息	173,938	**284,804**
按年息6%至7%之固定利率計息	433,364	**429,394**
免息	749,791	**467,176**
	1,357,093	**1,181,374**

給予共同控制個體之貸款為無抵押及無固定還款期，惟港幣616,000,000元（二零零五年：港幣782,000,000元）之總額須自有關共同控制個體經營業務產生之現金盈餘淨額償還。

於二零零六年六月三十日之免息長期貸款及應收款項其數額港幣467,000,000元乃按估計未來現金流量之現值以初時確認時之實際利率計量。

本年度長期貸款及應收款項之實際年利率介乎6%至8%（二零零五年：年利率5%至7%）。

董事認為，於二零零六年六月三十日，長期貸款及應收款項之賬面值與其公平價值相若。

31. 存貨

	集團	
	2005 港幣千元	2006 港幣千元
酒店及餐館存貨	9,333	**11,537**

為數港幣108,844,000元（二零零五年：港幣90,646,000元）之存貨成本於年內確認為支出。

32. 持作出售之物業

	集團	
	2005 港幣千元	2006 港幣千元
物業		
發展中	355,968	**337,281**
已落成	3,762	**124,813**
	359,730	**462,094**

33. 其他財務資產

貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款分析如下：

	集團	
	2005 港幣千元	**2006** **港幣千元**
應收賬款賬齡		
0－30天	16,301	**56,027**
31－60天	4,353	**7,964**
60天以上	5,889	**6,823**
應收契約廢止、銀行存款及其他應收款項利息	19,598	**2,519**
出售投資及物業、機械及設備應收所得款項	152,586	**229,948**
應收保固金	314	**–**
應收一共同控制個體之股息	323,016	**352,836**
	522,057	**656,117**

董事認為，本集團及本公司之貿易及其他應收賬款與其各自之公平價值相若。

已抵押之存款

該金額為HTL就附註11(a)所指BERTS項目而取得某銀行所批出相同金額之履約保證金而抵押予該銀行之存款。該存款按年率0.5%至1%(二零零五年：0.5%)計息，該利率以當前銀行存款利率為基礎。已抵押存款於出售HTL後已被出售。

銀行結餘及現金

銀行結餘及現金包括集團所持現金及於三個月或以內到期、按當前市場年利率1.5%至4.9%(二零零五年：1.2%至3.4%)計算利息之銀行存款。

董事認為本集團及本公司之銀行結餘及現金之賬面值與其公平價值相若。

34. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

	集團	
	2005 港幣千元	**2006** **港幣千元**
應付賬款到期日		
0－30天	246,308	**159,362**
31－60天	3,348	**6,476**
60天以上	148,215	**150,973**
應付保固金	1,943	**13,393**
應付發展費用(附註)	359,808	**–**
	759,622	**330,204**

附註： 於二零零五年六月三十日，應付發展費用為本集團就發展海外一基建項目所產生之建築及機械成本，該等項目發展現已終止。隨著於年內出售進行該海外基建項目之附屬公司，該等應付發展費用亦因而解除。

董事認為，本集團及本公司之貿易及其他應付賬款之賬面值與其各自之公平價值相若。

35. 應付聯營公司款項

應付聯營公司之款項為無抵押、免息及須於要求時償還。

董事認為，本集團及本公司之應付聯營公司款項之賬面值與彼等各自之公平價值相若。

36. 應收／應付附屬公司款項

應收／應付附屬公司之款項為無抵押、免息及須於要求時償還。

董事認為，應收／應付附屬公司款項之賬面值與其公平價值相若。

37. 應付一少數股東款項

應付一少數股東之款項為無抵押及免息，且無固定還款期。

董事認為，應付一少數股東款項之賬面值與其公平價值相若。

38. 股本

	股份數目		面值	
	2005	**2006**	2005	**2006**
	千股	千股	港幣千元	港幣千元
本集團及本公司				
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足				
於年初	884,082	**897,970**	2,210,205	**2,244,925**
年內發行	14,955	**595**	37,388	**1,488**
年內購回	(1,067)	–	(2,668)	–
於年末	897,970	**898,565**	2,244,925	**2,246,413**

於年內，本公司根據其授出並獲行使之認股權，發行合共595,000股（二零零五年：14,955,000股）每股面值港幣2.50元之普通股，收取總現金代價港幣10,175,000元（二零零五年：港幣127,441,000元）。該等股份與其他已發行股份在各方面享有同等權益。

截至二零零五年六月三十日止年度，本公司於香港聯交所購回本公司之1,067,000股普通股並已悉數註銷，其資料如下：

月份	購回普通股數目	每股購入價		已付總代價（包括交易成本）
		最高	最低	
	千股	港元	港元	港幣千元
二零零五年				
一月	717	19.10	17.75	13,209
二月	250	19.60	19.55	4,903
三月	100	17.95	17.95	1,800
	1,067			19,912

董事乃根據股東之授權購回上述普通股，此舉可以提高本公司每股盈利，使股東整體得益。

38. 股本(續)

優先認股權計劃

(a) 本公司

於一九九四年，本公司採納一項優先認股權計劃(「合和實業一九九四年計劃」)，有效期為十年。根據二零零三年十月二十一日獲通過之普通決議案，本公司由二零零三年十一月一日起採納一項新優先認股權計劃(「合和實業二零零三年計劃」)，以取代合和實業一九九四年計劃。該等計劃之主要目的為激勵董事及合資格僱員。董事會獲授權根據被採納優先認股權計劃授予本公司、其任何附屬公司之執行董事及僱員及計劃文件所述之人仕認股權，以認購本公司之股票。

根據合和實業一九九四年計劃及合和實業二零零三年計劃，授出之認股權分別須於授予函件發出日起二十八日及十四日內接受，而接納認股權時須支付之款項為每認股權港幣一元，此款項當收取時於收益表內確認。

合和實業一九九四年計劃於二零零三年十一月一日終止後，概無任何認股權可根據該計劃進一步授出。然而，所有根據合和實業一九九四年計劃授出之認股權須繼續受該計劃之條文規限。

下表詳細披露本公司以象徵性代價授出之優先認股權及變動：

		授出認股權股份數目						
		於二零零四年七月一日	年內之變動			於二零零五年六月三十日		於行使日期之收市價
授出日期	每股認購價	未行使	授出	行使	註銷／失效	未行使	可予行使	
	港元							港元
董事								
<u>合和實業一九九四年計劃</u>								
二零零二年三月二十八日	6.15	1,000,000	-	(1,000,000)	-	-	-	16.05
二零零二年四月一日	6.15	1,000,000	-	(1,000,000)	-	-	-	16.40, 17.15
二零零二年四月三日	6.15	2,400,000	-	(2,400,000)	-	-	-	16.40, 17.15
二零零三年九月九日	9.55	8,000,000	-	(8,000,000)	-	-	-	16.40
<u>合和實業二零零三年計劃</u>								
二零零四年九月八日	17.10	-	2,700,000	(755,000)	-	1,945,000	1,945,000	18.35, 18.45 18.15
		12,400,000	2,700,000	(13,155,000)	-	1,945,000	1,945,000	
僱員								
<u>合和實業一九九四年計劃</u>								
二零零二年四月二日	6.15	1,800,000	-	(1,800,000)	-	-	-	16.40, 17.15
		14,200,000	2,700,000	(14,955,000)	-	1,945,000	1,945,000	
加權平均行使價		港幣8.07元	港幣17.10元	港幣8.52元	不適用	港幣17.10元	港幣17.10元	

38. 股本（續）

優先認股權計劃（續）

(a) 本公司（續）

授出日期	每股認購價 港元	授出認股權股份數目：於二零零五年七月一日未行使	年內之變動：授出	年內之變動：行使	年內之變動：註銷／失效	於二零零六年六月三十日：未行使	於二零零六年六月三十日：可予行使	於行使日期之收市價 港元
董事								
合和實業二零零三年計劃								
二零零四年九月八日	17.10	1,945,000	–	(595,000)	–	1,350,000	1,350,000	21.20, 20.00
二零零五年九月二日	19.94	–	2,500,000	–	–	2,500,000	1,250,000	不適用
		1,945,000	2,500,000	(595,000)	–	3,850,000	2,600,000	
加權平均行使價		港幣17.10元	港幣19.94元	港幣17.10元	不適用	港幣18.94元	港幣18.47元	

上述授出認股權日期指承授人接納認股權之日期。

於二零零四年九月八日根據合和實業二零零三年計劃授出之認股權可由授出日期起計三年內行使，而於二零零五年九月二日根據合和實業二零零三年計劃授出之認股權可按以下方式行使：

認股權數目	歸屬期	行使期限
1,250,000	二零零五年九月二日至二零零六年三月一日	二零零六年三月二日至二零零九年三月一日
1,250,000	二零零五年九月二日至二零零七年三月一日	二零零七年三月二日至二零零九年三月一日
2,500,000		

除上文所披露外，於所呈報之各年內並無任何認股權授出、行使、註銷或失效。

於二零零五年九月二日，本公司根據合和實業二零零三年計劃，以象徵式代價向一名董事授出認股權，可認購本公司合共2,500,000股股份。當日所授出認股權之公平價值為港幣6,819,000元，乃以二項模式計算。輸入該模式之資料如下：

加權平均股價（於授出日期）	港幣19.6元
行使價	港幣19.94元
預期波幅	23.3%
預計年期	3.4年
無風險利率	3.66%
預期股息率	4.1%

預期波幅以上年度本公司股價之歷史波幅釐定。該模式所用之預計年期已根據管理層最佳估計，就不可轉讓性、行使限制及行為因素之影響而作出調整。

本年度，本集團就本公司授出之認股權確認總支出港幣5,295,000元（二零零五年：無）。

38. 股本(續)

優先認股權計劃(續)

(b) 合和公路

合和公路根據於二零零三年七月十六日獲其股東書面決議通過及於二零零三年七月十六日舉行之股東特別大會上獲本公司股東批准，採納一項優先認股權計劃(「合和公路計劃」)。合和公路計劃之有效期為十年，該計劃之主要目的為激勵董事及合資格僱員。合和公路董事會被授權根據合和公路計劃授予本公司、合和公路或其任何附屬公司之執行董事及僱員及計劃文件中所述人仕認股權，以認購合和公路之股票。

授出之認股權須於授予函件發出日起二十八日內接受，而接納認股權時須支付之款項為每認股權港幣一元，此款項當收取時於收益表內確認。

下表披露合和公路根據合和公路計劃以象徵性代價向其董事及僱員(並非本公司董事)授出認股權之詳情：

授出日期	每股認購價 港元	授出認股權股份數目 於二零零四年 七月一日 未行使	年內之變動 授出	行使	註銷／ 失效	於二零零五年六月三十日 未行使	可予行使	於行使 日期之 收市價 港元
二零零四年九月八日	4.875	–	2,800,000	(400,000)	–	2,400,000	2,400,000	6.00
二零零四年九月十三日	4.880	–	2,000,000	(2,000,000)	–	–	–	4.9, 5.15, 4.8
		–	4,800,000	(2,400,000)	–	2,400,000	2,400,000	
加權平均行使價		不適用	港幣4.88元	港幣4.88元	不適用	港幣4.875元	港幣4.875元	

授出日期	每股認購價 港元	授出認股權股份數目 於二零零五年 七月一日 未行使	年內之變動 授出	行使	註銷／ 失效	於二零零六年六月三十日 未行使	可予行使	於行使 日期之 收市價 港元
二零零四年九月八日	4.875	2,400,000	–	–	–	2,400,000	2,400,000	不適用
加權平均行使價		港幣4.875元	不適用	不適用	不適用	港幣4.875元	港幣4.875元	

認股權於授出該等認股權之日起計三年內可予行使。

合和公路認股權證

合和公路於二零零三年上市時發行認股權證授予本公司股東於二零零三年八月六日起計三年之內，以每股港幣4.18元(於若干情況下，須予調整)之認購價，認購合和公路股份之權利。合和公路認股權期於香港聯交所上市。

於年內，總認購價合共港幣255,964,495元(二零零五年：港幣22,541,549元)之61,235,525份(二零零五年：5,392,715份)合和公路之認股權證已被行使，合和公路因而發行61,235,525股(二零零五年：5,392,715股)普通股。於結算日，仍有20,315,350份合和公路認股權證尚未獲行使。

39. 股份溢價及儲備金

	本公司股權持有人應佔下列各項												
	股份溢價	股本贖回儲備金	資本儲備金	投資物業重估儲備金	換算儲備金	中國法定儲備金	投資重估儲備金	認股權儲備金	股息儲備金	保留溢利	總數	少數股東權益	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年七月一日													
原先呈列	8,558,817	-	83,010	2,131,845	(5,682)	57,421	-	-	268,631	1,561,260	12,655,302	2,418,947	15,074,249
會計政策變動之影響(附註3)	-	-	-	(2,131,845)	-	-	-	-	-	1,365,292	(766,553)	-	(766,553)
類別相互轉撥	-	-	-	-	-	-	-	-	(268,631)	268,631	-	-	-
重列	8,558,817	-	83,010	-	(5,682)	57,421	-	-	-	3,195,183	11,888,749	2,418,947	14,307,696
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	-	-	-	-	1,485	-	-	-	-	-	1,485	(1,668)	(183)
應佔共同控制個體及聯營公司之儲備金	-	-	-	-	(5,956)	-	-	-	-	-	(5,956)	-	(5,956)
直接於權益確認之開支淨額	-	-	-	-	(4,471)	-	-	-	-	-	(4,471)	(1,668)	(6,139)
出售共同控制個體時變現	-	-	-	-	2,839	-	-	-	-	-	2,839	-	2,839
本年度溢利	-	-	-	-	-	-	-	-	-	1,907,333	1,907,333	336,802	2,244,135
本年度確認之(開支)收入總額	-	-	-	-	(1,632)	-	-	-	-	1,907,333	1,905,701	335,134	2,240,835
發行股份	90,053	-	-	-	-	-	-	-	-	-	90,053	-	90,053
股份發行費用	(52)	-	-	-	-	-	-	-	-	-	(52)	-	(52)
回購股份	-	2,668	-	-	-	-	-	-	-	(19,912)	(17,244)	-	(17,244)
行使由附屬公司發行之認股權證之所得款項	-	-	-	-	-	-	-	-	-	-	-	22,542	22,542
少數股東投入之資本	-	-	-	-	-	-	-	-	-	-	-	11,710	11,710
向少數股東支付股息及分派	-	-	-	-	-	-	-	-	-	-	-	(319,731)	(319,731)
儲備金相互轉撥	-	-	-	-	-	6,321	-	-	-	(6,321)	-	-	-
已付股息(附註17)	-	-	-	-	-	-	-	-	-	(646,120)	(646,120)	-	(646,120)
於二零零五年六月三十日(重列)	8,648,818	2,668	83,010	-	(7,314)	63,742	-	-	-	4,430,163	13,221,087	2,468,602	15,689,689
會計政策變動之影響(附註3)	-	-	-	-	-	-	-	-	-	61,617	61,617	20,788	82,405
於二零零五年七月一日	8,648,818	2,668	83,010	-	(7,314)	63,742	-	-	-	4,491,780	13,282,704	2,489,390	15,772,094

39. 股份溢價及儲備金（續）

	本公司股權持有人應佔下列各項												
	股份溢價 港幣千元	股本贖回儲備金 港幣千元	資本儲備金 港幣千元	投資物業重估儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	認股權儲備金 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元	少數股東權益 港幣千元	總數 港幣千元
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	-	-	-	-	78,460	-	-	-	-	-	78,460	23,151	101,611
可供出售投資公平值變動產生之盈利	-	-	-	-	-	-	48,191	-	-	-	48,191	-	48,191
直接於權益確認之收入淨額	-	-	-	-	78,460	-	48,191	-	-	-	126,651	23,151	149,802
出售可供出售投資時撥往綜合收益表	-	-	-	-	-	-	(20,931)	-	-	-	(20,931)	-	(20,931)
本年度溢利	-	-	-	-	-	-	-	-	-	2,249,896	2,249,896	352,558	2,602,454
本年度確認之收入總額	-	-	-	-	78,460	-	27,260	-	-	2,249,896	2,355,616	375,709	2,731,325
發行股份	8,687	-	-	-	-	-	-	-	-	-	8,687	-	8,687
股份發行費用	(9)	-	-	-	-	-	-	-	-	-	(9)	-	(9)
行使由附屬公司發行之認股權證之所得款項	-	-	-	-	-	-	-	-	-	-	-	255,964	255,964
向少數股東作出支付股息及分派	-	-	-	-	-	-	-	-	-	-	-	(218,249)	(218,249)
確認按股權結算以股份為基礎之付款	-	-	-	-	-	-	-	5,295	-	-	5,295	-	5,295
收購附屬公司額外權益	-	-	-	-	-	-	-	-	-	-	-	(992)	(992)
出售附屬公司	-	-	-	-	-	-	-	-	-	-	-	(1,092)	(1,092)
視作出售附屬公司權益	-	-	-	-	-	-	-	-	-	-	-	(38,650)	(38,650)
儲備金相互轉撥	-	-	-	-	-	7,213	-	-	-	(7,213)	-	-	-
已付股息（附註17）	-	-	-	-	-	-	-	-	-	(664,901)	(664,901)	-	(664,901)
於二零零六年六月三十日	8,657,496	2,668	83,010	–	71,146	70,955	27,260	5,295	–	6,069,562	14,987,392	2,862,080	17,849,472

39. 股份溢價及儲備金(續)

	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	認股權儲備金 港幣千元	股息儲備金 港幣千元	保留溢利 港幣千元	總數 港幣千元
公司							
於二零零四年七月一日，原先呈列	8,558,817	–	9,872	–	268,631	1,706,033	10,543,353
類別相互轉撥	–	–	–	–	(268,631)	268,631	–
於二零零四年七月一日，重列	8,558,817	–	9,872	–	–	1,974,664	10,543,353
本年度溢利及本年度確認之收入總額	–	–	–	–	–	1,418,790	1,418,790
發行股份	90,053	–	–	–	–	–	90,053
股份發行費用	(52)	–	–	–	–	–	(52)
回購股份	–	2,668	–	–	–	(19,912)	(17,244)
已付股息(附註17)	–	–	–	–	–	(646,120)	(646,120)
於二零零五年六月三十日	8,648,818	2,668	9,872	–	–	2,727,422	11,388,780
本年度溢利及本年度確認之收入總額	–	–	–	–	–	522,335	522,335
發行股份	8,687	–	–	–	–	–	8,687
股份發行費用	(9)	–	–	–	–	–	(9)
確認按股權結算以股份為基礎之付款	–	–	–	5,295	–	–	5,295
已付股息(附註17)	–	–	–	–	–	(664,901)	(664,901)
於二零零六年六月三十日	**8,657,496**	**2,668**	**9,872**	**5,295**	**–**	**2,584,856**	**11,260,187**

40. 銀行貸款

	集團 2005 港幣千元	集團 2006 港幣千元
須於兩年後但五年內償還之無抵押銀行貸款	55,000	–

以浮動利率計息之銀行貸款以有關集團實體之功能貨幣為單位。平均實際借貸年利率介乎3.6%至5.1%(二零零五年：0.7%至3.9%)。

41. 應付附屬公司款項

應付附屬公司之款項均無抵押、不計利息，並被重新歸類為流動。

42. 應付聯營公司款項

應付聯營公司之款項均為無抵押、不計利息，並被重新歸類為流動。

43. 遞延稅項負債

以下為本集團於本期及前期報告期間內確認之主要遞延稅項負債及其變動情況。

	加速稅項折舊 港幣千元	投資物業之公平值調整 港幣千元	產生自企業合併(附註) 港幣千元	稅項虧損 港幣千元	其他 港幣千元	總數 港幣千元
於二零零四年七月一日，計算會計政策變動之影響前	127,113	(58,376)	35,161	(57,257)	8,016	54,657
會計政策變動之影響(附註3)	(11,924)	404,957	222,696	(146,602)	–	469,127
於二零零四年七月一日重列	115,189	346,581	257,857	(203,859)	8,016	523,784
於收益表中扣除(計入)	18,140	49,204	(775)	(8,961)	(901)	56,707
於二零零五年六月三十日重列	133,329	395,785	257,082	(212,820)	7,115	580,491
於收益表中扣除(計入)	14,638	82,646	(10,874)	152	(7,940)	78,622
於二零零六年六月三十日	**147,967**	**478,431**	**246,208**	**(212,668)**	**(825)**	**659,113**

附註：該項遞延稅項負債乃歸因於業務合併中購入之資產於首次確認時產生之應課稅暫時性差異。

遞延稅項資產和負債已就資產負債表之呈列用途而被相互抵銷。

於結算日，本集團未動用之稅項虧損為港幣1,638,000,000元(二零零五年：港幣1,633,000,000元)，可用作抵銷未來溢利。就稅項虧損已確認之遞延稅項資產為港幣213,000,000元(二零零五年：港幣213,000,000元)。由於未來溢利不可預計，故此未有就餘下稅項虧損港幣422,000,000元(二零零五年：港幣417,000,000元)。該等稅項虧損可無限期結轉。

於二零零五年六月三十日，本集團存在其他可扣減暫時性差異達港幣206,000,000元而未被確認之遞延稅項資產。該項可扣減暫時性差異已用作抵銷於本年度被確認之有關溢利所引致之稅項。

44. 出售附屬公司

	2005 港幣千元	**2006 港幣千元**
出售淨資產：		
物業、機械及設備	–	**437**
已抵押存款	–	**94,263**
貿易及其他應收賬項	–	**1,127**
按金及預付款項	–	**431**
貿易及其他應付賬項	–	**(360,553)**
	–	**(264,295)**
解除之少數股東權益	–	**(1,092)**
出售附屬公司之盈利	–	**265,387**
已收取之總代價款	–	**–**

於年內出售之附屬公司未對本集團現金流量、營業額及除稅前溢利作出重大貢獻。

45. 項目承擔

(a) 中國高速公路項目

於二零零六年六月三十日，本集團同意待獲取有關當局之批准後，向西岸幹道合營企業注資合共人民幣1,428,000,000元（二零零五年：按西綫II期注資人民幣858,000,000元），以發展西綫II期及西綫III期。截至該日，本集團尚未就此向該合營企業注入該註冊資本。

於二零零六年六月三十日，本集團應佔廣深高速公路合營企業及環城公路合營企業就其收費公路而產生資本性開支之已訂約但未計提承擔金額約為港幣19,000,000元（二零零五年：港幣4,000,000元）。

(b) 發電廠項目

本集團已與一間中國企業訂立合作協議，並透過一間將為此目的成立之合營公司於中國廣東省共同興建一座2×600兆瓦發電廠。該項目發展成本預計約為人民幣5,400,000,000元。該項目現處於初步計劃階段，須經中國有關機構批准。於結算日，就該發電廠之已訂約發展費用約為人民幣1,400,000,000元。於結算日，本集團已就發展發電廠項目提供資金約港幣92,000,000元（二零零五年：無）。

(c) 物業發展

(i) 由本集團承擔之項目

	2005 港幣千元	2006 港幣千元
已批准但未訂約	193,166	**495,772**
已訂約但未計提	161,428	**128,118**
	354,594	**623,890**

(ii) 由共同控制個體承擔之項目

	2005 港幣千元	2006 港幣千元
本集團應佔物業發展開支		
已批准但未訂約	312,635	**15,797**
已訂約但未計提	153,578	**119,622**
	466,213	**135,419**

(d) 物業翻新工程

	2005 港幣千元	2006 港幣千元
物業翻新工程開支		
已批准但未訂約	–	**429,489**
已訂約但未計提	40,539	**34,258**
	40,539	**463,747**

46. 營業租約承擔

本集團作為出租人

年內，投資物業所得租金收入約港幣323,000,000元（二零零五年：港幣283,000,000元）。於結算日，本集團之投資物業賬面總值約港幣5,029,000,000元（二零零五年：港幣4,022,000,000元）乃以營業租約租出。此等物業獲租客承諾於未來一至十年租用，租客並未有授予終止租約權。

於結算日，本集團與租客已根據不可撤銷經營租約簽約並按下列之最低租金付款：

	集團	
	2005 港幣千元	2006 港幣千元
在一年內	139,368	**187,633**
在第二年至第五年（包括首尾兩年）內	117,398	**252,224**
五年以後	–	**10,590**
	256,766	**450,447**

47. 或然事項

(a) 出售亞洲電力

關於往年度本集團出售亞洲電力發展有限公司（「亞洲電力」）之權益，本集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向本集團提出根據出售協議引致之索償。本集團亦同意解除及放棄向買家及其關連公司提出任何索償。本集團已作出若干履約承擔及擔保，為此於往年度之財務報告表中已撥備約港幣164,000,000元。年內，管理層對所提供之履約承諾及彌償保證進行檢討，因一項保證之潛在索償並不實現導致於本年度綜合收益表確認撥備撥回港幣80,000,000元。該撥備之餘下結餘為管理層就清償本集團對其上述協議中之責任及負債所需之費用及支出之最佳估計。董事認為該撥備由結算日起一年內無須支付，故有關撥備被歸類作非流動項目。

(b) 擔保

(i) 本集團擔保一共同控制個體於結算日之已被動用銀行貸款額人民幣736,000,000元（二零零五年：人民幣736,000,000元）。

(ii) 本公司一附屬公司已就該附屬公司物業之若干買方償還銀行按揭貸款達港幣24,000,000元（二零零五年：無）出任擔保人。

(iii) 本公司擔保本公司附屬公司之信貸額合共港幣10,640,000,000元（二零零五年：港幣5,579,000,000元），其中於結算日有港幣12,000,000元（二零零五年：港幣66,000,000元）已被動用。

48. 退休福利計劃

本集團已為香港僱員成立強制性公積金計劃（「強積金計劃」）。強積金計劃之資產由獨立信託人監管。於綜合收益表扣除之退休福利計劃供款為集團按各僱員以港幣20,000 元為上限之有關月薪5%之應付供款。於結算日並無喪失權利之供款能用作減低未來供款責任。年內本集團對強積金計劃作出之供款約為港幣7,884,000元（二零零五年：港幣6,486,000元）。

49. 關連人士交易

除上文所披露與關連人士有關之交易及結餘外，本集團於本年度與關連人士進行之交易如下：

(a) 於本年度，本集團向一間由本公司一名董事擁有之公司購買一項物業，代價為港幣45,000,000元。交易價格乃參考由獨立物業估值師對物業進行之市場價格估值後釐定。

(b) 於本年度已付或應付本集團主要管理人員(身為本公司之董事)之酬金於附註19中披露。有關酬金乃由薪酬委員會經考慮個別人士之表現及市場走勢後釐定。

50. 主要附屬公司

董事會認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響本集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊成立之地方經營，並且所有已發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：				
Banbury Investments Limited	2股每股面值港幣1元	100	–	物業投資
德國食品有限公司	3,000,000股每股面值港幣1元	–	90	製造及銷售食品
置勝有限公司	9,680股每股面值港幣100元	100	–	提供管理服務
Exgratia Company Limited	2股每股面值港幣100元	100	–	物業投資
Goldhill Investments Limited	2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股	–	100	物業投資
合和中國發展(高速公路)有限公司(ii)	2股每股面值港幣1元及4股每股面值港幣1元之無投票權遞延股	–	71.4	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	–	100	建築、項目管理及投資控股
HH Finance Limited	100,000股每股面值港幣10元	100	–	融資貸款
國際展貿中心管理有限公司(前稱為Primory Company Limited)	2股每股面值港幣1元	–	100	物業管理
合和食品有限公司	1,000,000股每股面值港幣1元	–	100	經營餐廳飲食

50. 主要附屬公司 *(續)*

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：(續)				
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	73.24	高速公路項目投資
合和屋宇有限公司	30,000股每股面值港幣100元	100	–	物業代理及投資控股
合和皇崗發展有限公司(ii)	2股每股面值港幣1元	–	100	物業投資
合和物業管理有限公司	2股每股面值港幣100元	100	–	樓宇及車位管理
合和順德道路有限公司(ii)	2股每股面值港幣1元	–	100	公路系統項目投資
合和滑模工程有限公司	2,000,000股每股面值港幣1元	–	100	專科工程承建分包商
Hopewell 108 Limited	1,000股每股面值港幣100元	–	100	物業投資
合和中心管理有限公司（前稱為Hopewell 109 Limited）	209,200股每股面值港幣100元	100	–	物業管理
Hopewell 110 Limited	10,000股每股面值港幣100元	–	100	物業投資及發展
國際展貿中心有限公司	2股每股面值港幣1元及10,000 股每股面值港幣1元之無投票權遞延股	–	100	物業投資及經營一展貿中心
美家餐飲服務有限公司	2股每股面值港幣1元	–	100	經營食肆及提供餐飲服務
九龍悅來酒店有限公司	2股每股面值港幣100元及20,000股每股面值港幣100元之無投票權遞延股	–	100	物業投資、酒店持有及經營
樂富有限公司	52,000股每股面值港幣100元	100	–	投資控股
美家酒店管理有限公司	3,000,000股每股面值港幣1元	–	100	酒店管理
悅來坊管理有限公司（前稱為合和秘書有限公司）	2股每股面值港幣1元	–	100	物業管理

50. 主要附屬公司 *(續)*

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例 直接 %	本公司所持已發行普通股股本面值之比例 間接 %	主要業務
於香港註冊成立：(續)				
滑模工程有限公司	1,000,001股每股面值港幣1元	–	100	建築、項目顧問及投資控股
韋安投資有限公司	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	–	100	物業投資及投資控股
Yuba Company Limited	10,000股每股面值港幣1元	–	100	物業投資
於澳門註冊成立：				
Slipform Engineering (Macau) Limited	500,000股每股面值葡幣1元	–	100	建築
於中國成立：				
廣州市合和(花都)置業發展有限公司(iii)	人民幣99,200,000元(註冊資本)	–	95	物業發展
廣州市冠暉物業管理有限公司(iv)	人民幣500,000元(註冊資本)	–	76	物業管理
於英屬處女群島註冊成立：				
Anber Investments Limited	1股每股面值1美元	–	100	投資控股
Goldvista Properties Limited (i)	1股每股面值1美元	–	100	物業投資
合和(花都)置業投資有限公司(i)	1股每股面值1美元	100	–	投資控股
合和環穗公路有限公司(ii)	1股每股面值1美元	–	73.24	公路系統項目投資
Kammer Investment Limited (i)	1股每股面值1美元	100	–	投資控股
合電投資有限公司	16股每股面值1美元	–	87.5	投資發電廠項目
Primax Investment Limited (i)	1股每股面值1美元	100	–	投資控股
Procelain Properties Ltd. (i)	1股每股面值1美元	–	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	–	100	物業投資
Tubanan Power Limited (i)	100股每股面值1美元	–	100	投資控股

50. 主要附屬公司 *(續)*

公司名稱	已發行繳足股本	本公司所持已發行普通股股本面值之比例		主要業務
		直接	間接	
		%	%	
於開曼群島註冊成立:				
Delta Roads Limited (i)	46,422股每股面值港幣10元	–	100	投資控股
合和公路基建有限公司(v)	2,949,618,286股每股面值港幣0.1元	0.01	73.23	投資控股
於印尼註冊成立:				
P.T. Hi Power Tubanan I	179,125股每股面值100美元	–	80	發展發電廠項目

附註:

(i) 主要於香港經營業務

(ii) 主要於中國經營業務

(iii) 於中國註冊之中外合作企業

(iv) 於中國註冊之有限責任公司

(v) 合和公路基建有限公司為於香港聯合交易所上市之公司,於香港及中國透過其附屬公司和共同控制個體經營業務。

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利,亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料,將根據香港公司條例於即將送呈香港公司註冊處存案之本公司週年申報表內詳列。

51. 主要聯營公司

下文乃主要聯營公司之資料,此聯營公司乃於香港註冊及營運。

公司名稱	本公司持有已發行股本面值之比例 %	主要業務
添麗有限公司	46	物業投資
合信保險及再保險顧問有限公司	25	保險經紀

董事會認為若將所有聯營公司列出,篇幅冗長。上述聯營公司及其他並未列出之聯營公司之資料,將根據香港公司條例於即將送呈香港公司註冊處存案之本公司週年申報表內詳列。

52. 財務報告表之批准

載於第63至114頁之財務報告表已於二零零六年八月三十日獲董事會批准及授權刊發。

主要物業一覽表

A. 已落成投資物業及酒店物業(除非特別說明，物業乃中期租約)：

物業／土地	*座落地點*	*用途*	*地塊面積 (平方米)*	*總樓面面積 (平方米)*	*本集團權益 (%)*
國際展貿中心	九龍九龍灣展貿徑1號	會議、展覽、食肆、寫字樓、商業及停車場	22,280	161,575*	100
合和中心(長期租約)	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
悦來酒店	新界荃灣荃華街3號				
－酒店物業		酒店經營		47,167	100
－商場及停車場		商場及停車場		24,595*	100
			5,750	71,762	
荃威花園商場及停車場 125個車位	新界荃灣安育路9號	商業	不適用	20,742*	100
胡忠大廈停車場 80個車位	香港灣仔皇后大道東213號3字樓－5字樓	停車場	不適用	不適用	100

* *不包括車位之面積。*

B. 持作發展或發展中之投資物業／持作出售之物業：

物業／土地	座落地點	用途	完成階段	地塊面積 (平方米)	總樓面面積^ (平方米)	本集團權益 (%)
Mega Tower Hotel	香港灣仔堅尼地道、船街及厚豐里	酒店綜合設施包括消閒、購物、餐廳及其他商業設施(計劃中)	計劃中	7,301#	172,731	100
皇后大道東196－206號	香港灣仔皇后大道東196－206號	商業用途(計劃於二零零七年第三季完工)	上蓋建築工程進行中	464	7,000	100
皇后大道東214－224號及三板街9－19號	香港灣仔皇后大道東214－224號及三板街9－19號	住宅及商業用途(計劃於二零零八年第四季完工)	地基工程進行中	1,082	9,000	100
樂活道12號	香港跑馬地樂活道12號	住宅用途(計劃於二零零九年第四季完工)	清拆工程進行中	2,116	11,000	100
濠景花園	澳門氹仔北面	住宅、商業、酒店及停車場				50*
		－濠庭都會第一期	已完工		100,000	
		－濠庭都會第二及三期(第二期計劃於二零零七年第一季完工)	第二期上蓋建築工程進行中		80,000	
			第三期計劃中		80,000	
				29,547	260,000	
		－餘下	計劃中	29,269	300,000	
合和新城	中國廣州花都區	住宅、商業、物流及社區設施				95
		－首期	已完工	不適用	79,000	
		－餘下	計劃中	743,000	1,650,000	

附註：

^ 現時計劃下之大約總樓面面積。

該物業發展所需土地面積約11,500平方米，其中7,301平方米之土地為本集團持有，另其餘之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

* 物業項目為一共同控制個體持有。

Financial Calendar

Interim results announcement	27th February, 2006
Close of Register	17th March, 2006 to 22nd March, 2006 *(both days inclusive)*
Interim dividend paid ***(HK36 cents per ordinary share)***	23rd March, 2006
Final results announcement	30th August, 2006
Close of Register	16th October, 2006 to 19th October, 2006 *(both days inclusive)*
Annual General Meeting	19th October, 2006
Proposed final dividend payable ***(HK48 cents per ordinary share)***	on or about 20th October, 2006

財務日誌

公佈中期業績	二零零六年二月二十七日
暫停辦理股份過戶登記	二零零六年三月十七日至二零零六年三月二十二日 *(包括首尾兩天在內)*
派付中期股息 ***(每普通股港幣36仙)***	二零零六年三月二十三日
公佈全年業績	二零零六年八月三十日
暫停辦理股份過戶登記	二零零六年十月十六日至二零零六年十月十九日 *(包括首尾兩天在內)*
股東週年大會	二零零六年十月十九日
派付建議末期股息 ***(每普通股港幣48仙)***	約於二零零六年十月二十日

CONCEPT & DESIGN: THE DESIGN ASSOCIATES www.tda.com.hk



Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com